SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Consolidated report

First half 2007

Public Company- Avenida Fontes Pereira de Melo, 40 •1069-300 Lisboa - Share capital: Euro 33,865,695

Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Portugal Telecom

Consolidated report

First half 2007

Financial review

Business performance

Domestic market
International market

Employees

First half key events and recent developments

Consolidated financial statements

Report and Opinion of the Audit Committee

Independent auditors’ report

Glossary

Board of Directors

Key figures

Additional information to shareholders

The terms “PT”, “Portugal Telecom
Group”, “PT Group”, “Group” and
“Company”
refer to Portugal Telecom and its
subsidiaries or any of them as the
context.

Portugal Telecom

Portugal

Wireline	• Retail [PT Comunicações 100%]
Euro 993 million (revenues)	• Large corporates’ voice and data [PT Corporate 100%]
• SMEs’ voice and data [PT Prime 100%]
• ISP and broadband services [PT.com 100%]

Mobile	• TMN 100%
Euro 728 million (revenues)

International

			Revenues (Euro million)
Vivo 31.38%	• Brazil	• Mobile	1,140
Médi Télécom 32.18%	• Morocco	• Mobile	212
Unitel 25%	• Angola	• Mobile	281
CTM 28%	• Macao	• Wireline, mobile, Internet and data	98
MTC 34%	• Namibia	• Mobile	57
CVT 40%	• Cape Verde	• Wireline, mobile, Internet and data	32
CST 51%	• São Tomé e Príncipe	• Wireline, mobile, Internet and data	4
Timor Telecom 41.12%	• East Timor	• Wireline, mobile, Internet and data	11
UOL 29%	• Brazil	• ISP, contents and Internet	91

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 78.12%]

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	1H07	1H06	07/06
Operating revenues	2,955.8	2,805.7	5.4%
Wireline	936.2	991.0	(5.5)%
Domestic mobile • TMN	690.1	686.0	0.6%
Brazilian mobile • Vivo (1)	1,140.3	1,014.4	12.4%
Other	189.1	114.3	65.5%

Operating costs, excluding D&A	1,809.0	1,810.1	(0.1)%
Wages and salaries	322.6	332.2	(2.9)%
Post retirement benefits	(17.3)	23.9	n.m.
Direct costs	428.1	312.6	36.9%
Cost of products sold	276.4	286.0	(3.4)%
Support services	102.0	104.4	(2.4)%
Marketing and publicity	65.4	65.2	0.2%
Supplies and external services	458.9	453.1	1.3%
Indirect taxes	97.3	89.9	8.2%
Provision and adjustments	75.6	142.6	(47.0)%

EBITDA (2)	1,146.8	995.6	15.2%
Depreciation and amortisation	540.6	557.2	(3.0)%
Income from operations (3)	606.2	438.4	38.3%

Other expenses (income)	111.1	44.8	148.1%
Work force reduction programme costs	84.4	25.0	237.1%
Losses (gains) on disposal of fixed assets, net	11.7	(0.4)	n.m.
Other costs, net	14.9	20.2	(25.9)%
Income before financial results and taxes	495.1	393.6	25.8%

Financial expenses (income)	(89.1)	105.9	n.m.
Net interest expenses	90.9	110.7	(17.9)%
Net foreign currency exchange gains	(2.6)	(1.6)	61.9%
Losses (gains) on financial assets, net	(142.4)	12.8	n.m.
Equity in earnings of associated companies, net	(52.9)	(45.6)	15.9%
Net other financial expenses	17.9	29.7	(39.7)%

Income before income taxes	584.3	287.7	103.1%
Provision for income taxes	(141.1)	65.4	n.m.

Income from continued operations	443.2	353.1	25.5%
Net income from discontinued operations	28.6	45.2	(36.6)%
Losses (income) attributable to minority interests	(42.7)	3.2	n.m.
Consolidated net income	429.1	401.5	6.9%

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.6925 in 1H06.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + work force reduction programme costs + losses (gains) on disposal of fixed assets + net other costs.

Consolidated operating revenues

Consolidated operating revenues increased by 5.4% y.o.y in the first half of 2007 to Euro 2,956 million, reflecting the higher contribution from: (1) Vivo (Euro 126 million), due to the positive impact of the change in the interconnection regime (July 2006) as well as customer and ARPU growth; (2) TMN (Euro 4 million) on the back of the 8.4% y.o.y. increase in the number of customers and despite the negative impact of Euro 12 million due to the reduction in mobile interconnection rates; and (3) other businesses  (Euro 75 million) primarily explained by the consolidation of MTC (Euro 57 million). These effects were partially offset by the reduction in the contribution from the wireline business (Euro 55 million), mainly as a result of lower voice revenues due to line loss, notwithstanding the increase in revenues from ADSL, wholesale and data & corporate.

Consolidated operating revenues - standalone revenues by segment (1)	Euro million

	1H07	1H06	07/06
Wireline	992.9	1,053.5	(5.7)%
Domestic mobile • TMN	728.1	719.9	1.1%
Brazilian mobile • Vivo (1)	1,140.3	1,014.4	12.4%
Other and eliminations	94.4	17.9	n.m.
Total operating revenues	2,955.8	2,805.7	5.4%

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.6925 in 1H06.

Consolidated operating costs

Consolidated operating costs amounted to Euro 2,350 million in the first half of 2007, a decrease of 0.7% y.o.y. On a constant currency basis, operating costs would have decreased by 0.2% y.o.y. in the first half of 2007.

Consolidated operating costs (1)	Euro million

	1H07	1H06	07/06	% Rev.
Wages and salaries	322.6	332.2	(2.9)%	10.9%
Post retirement benefits	(17.3)	23.9	n.m.	(0.6)%
Direct costs	428.1	312.6	36.9%	14.5%
Telecommunications costs	344.5	231.9	48.6%	11.7%
Directories	34.6	38.5	(10.0)%	1.2%
Other	49.0	42.3	15.8%	1.7%
Costs of products sold	276.4	286.0	(3.4)%	9.3%
Support services	102.0	104.4	(2.4)%	3.4%
Marketing and publicity	65.4	65.2	0.2%	2.2%
Supplies and external services	458.9	453.1	1.3%	15.5%
Indirect taxes	97.3	89.9	8.2%	3.3%
Provisions and adjustments	75.6	142.6	(47.0)%	2.6%
Operating costs, excluding D&A	1,809.0	1,810.1	(0.1)%	61.2%
Depreciation and amortisation	540.6	557.2	(3.0)%	18.3%
Total operating costs	2,349.6	2,367.3	(0.7)%	79.5%

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.6925 in 1H06.

Wages and salaries – Wages and salaries decreased by 2.9% y.o.y. in the first half of 2007 to Euro 323 million, primarily as a result of the 8.8% y.o.y decrease in the wireline business as a result of the ongoing redundancy programme and the focus on containing wage increases. Wages and salaries accounted for 10.9% of consolidated operating revenues.

Post retirement benefit costs – Post retirement benefit costs (PRBs) were Euro 17 million negative (gain) in the first half of 2007, mainly as a result of prior years service gains related to vested rights in the amount of Euro 37 million, related to changes in the Social Security Rules and to the formulas used by Portugal Telecom to calculate pension complements. The decrease in post retirement benefit costs is also explained by the reduction in service costs primarily due to the decrease in healthcare obligations that occurred at the end of 2006.

Direct costs – Direct costs increased by 36.9% y.o.y to Euro 428 million in the first half of 2007 and accounted for 14.5% of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, increased by 48.6% to Euro 344 million in the first half of 2007, with the reduction in telecommunication costs at the wireline business (Euro 5 million) and domestic mobile business (Euro 8 million), primarily due to lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal, being more than offset by the increase in telecommunications costs at Vivo (Euro 113 million), mainly due to the end of the partial “Bill & Keep” interconnection regime (Euro 128 million).

Cost of products sold – Cost of products sold decreased by 3.4% y.o.y in the first half of 2007 to Euro 276 million, primarily as a result of lower handset prices at Vivo (benefiting also from the appreciation of the Real against the Dollar), notwithstanding the increase in its commercial activity.

Support services – Support services decreased by 2.4% y.o.y in the first half of 2007 to Euro 102 million and represented 3.4% of consolidated operating revenues. The increase in support services at TMN (Euro 4 million), mainly due to the growth in call centre expenses, related to an increase in commercial activity, was more than offset by a reduction of these expenses at the wireline business.

Marketing and publicity – Marketing and publicity remained stable at Euro 65 million in the first half of 2007, with the reduction at Vivo (Euro 4 million) being offset by the marketing expenses from MTC (Euro 3 million) and the increase at TMN (Euro 1 million). Marketing and publicity expenses accounted for 2.2% of consolidated operating revenues.

Supplies and external services – Supplies and external expenses increased by 1.3% y.o.y in the first half of 2007 to Euro 459 million, with the reduction in commissions (Euro 10 million) mainly at Vivo, being more than offset by the increase in other supplies and external services (Euro 15 million), mainly due to the increase in the contribution of Vivo (Euro 6 million), primarily as a result of the growth of electricity expenses related to the GSM network and legal fees, and the consolidation of MTC (Euro 5 million). Supplies and external services accounted for 15.5% of consolidated operating revenues.

Indirect taxes – Indirect taxes, which mainly include spectrum fees (TMN and Vivo) and other taxes, increased from Euro 90 million in the first half of 2006 to Euro 97 million in the first half of 2007, mainly due to the increase in spectrum fees at Vivo and TMN in line with the growth in the customer base of both businesses.

Provisions and adjustments– Provisions and adjustments decreased from Euro 143 million in the first half of 2006 to Euro 76 million in the first half of 2007. The decrease in this cost item is primarily related to the decreases of Euro 56 million and Euro 13 million at Vivo and the wireline business, respectively, mainly due to a reduction in doubtful accounts receivable at each of these businesses and also due to a one-off provision recorded by Vivo in the first half of 2006 (Euro 30 million) resulting from billing problems associated with the system migration to a unified platform. In the first half of 2007, provisions accounted for 2.6% of consolidated operating revenues.

Depreciation and amortisation – Depreciation and amortisation costs decreased by 3.0% y.o.y. in the first half of 2007 to Euro 541 million, due to a reduction across all businesses: Vivo (Euro 12 million), Wireline (Euro 8 million) and TMN (Euro 2 million). The decrease at Vivo is primarily explained by the appreciation of the Euro against the Real (Euro 3 million) and by the reduction in the amortization of intangible assets (Euro 10 million), primarily related to the amortization of certain intangible assets identified in the purchase price allocation of the October 2004 tender offer, which were being amortised over a 2 years period ended in September 2006. These effects were partially offset by the full consolidation of MTC (Euro 6 million). This cost item accounted for 18.3% of consolidated operating revenues.

EBITDA

EBITDA increased by 15.2% y.o.y in the first half of 2007 to Euro 1,147 million, equivalent to an EBITDA margin of 38.8%, an improvement of 3.3% y.o.y. EBITDA growth in the period was driven by all business segments, with the highest contribution coming from Vivo, which increased EBITDA by 39.0% y.o.y. Although part of the improvement in Vivo’s EBITDA is explained by the impact of a one-off provision recorded in the first half of 2006 (Euro 30 million), underlying EBITDA increased by 22.0% y.o.y, in local currency. The improvement in TMN’s EBITDA margin was achieved on the back of service revenue growth and strict cost control, despite continued customer growth and mobile termination rates cuts that occurred in previous years. In the Wireline business, EBITDA increased by 3.9% y.o.y, as a result of higher prior years service gains booked in the first half of 2007, related to a reduction in post retirement benefits. Excluding prior years service gains, Wireline EBITDA would have remained broadly flat in the first half of 2007, highlighting the improvement in operating efficiency against a backdrop of top line pressure. Other EBITDA increased to Euro 39 million in the first half of 2007, mainly as a result of the consolidation of MTC (Euro 30 million) and the increase in EBITDA of other fully consolidated subsidiaries.

EBITDA by business segment (1) (2)	Euro million

	1H07	1H06	07/06
Wireline	506.0	486.9	3.9%
Domestic mobile • TMN	327.4	318.8	2.7%
Brazilian mobile • Vivo (1)	274.7	197.6	39.0%
Other	38.7	(7.7)	n.m.
Total EBITDA (2)	1,146.8	995.6	15.2%
EBITDA margin (%)	38.8	35.5	3.3	pp

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.6925 in 1H06.

(2) EBITDA = income from operations + depreciation and amortisation.

Net income

Work force reduction programme costs – Work force reduction programme costs amounted to Euro 84 million in the first half of 2007, as compared to Euro 25 million in the previous year. Work force reduction programme costs in the first half of 2007 were related to the reduction in headcount of 253 employees.

Net interest expenses – Net interest expenses decreased by 17.9% y.o.y to Euro 91 million in the first half of 2007, mainly as a result of the reduction in the average cost of debt in Portugal and Brazil, as well as the decrease in Vivo’s average net debt in the period. Excluding Brazil and the interest cost associated with the PTM equity swap, PT’s average cost of debt was 3.2% in the first half of 2007, as compared to 3.7% in the first half of 2006.

Net foreign currency exchange gains – Net foreign currency exchange gains amounted to Euro 3 million in the first half of 2007, as compared to Euro 2 million in the first half of 2006. This item included mainly foreign currency gains related to Vivo’s US Dollar debt not swapped to Reais, in connection with the appreciation of the Real against the Dollar in both periods, which were primarily offset by foreign currency losses related to dividends receivable from Unitel (denominated in US Dollars), following the devaluation of the US Dollar against the Euro in both periods.

Net losses (gains) on financial assets – Net gains on financial assets amounted to Euro 142 million in the first half of 2007, as compared to net losses of Euro 13 million in the first half of 2006. This caption includes mainly the following: (1) equity swap contracts on PT Multimedia shares (gains of Euro 77 million in the first half of 2007, as compared to losses of Euro 7 million in the first half of 2006); (2) financial settlement of equity swaps over PT’s own shares (gain of Euro 31 million in the first half of 2007); and (3) the disposal of the investment in Banco Espírito Santo (gain of Euro 36 million in the first half of 2007).

Equity in earnings of associated companies – Equity in earnings of associated companies in the first half of 2007 amounted to Euro 53 million, as compared to Euro 46 million in the first half of 2006. This item included mainly PT’s share in the earnings of Unitel in Angola (Euro 42 million in the first half of 2007, as compared to Euro 36 million in the same period of last year) and CTM in Macao (Euro 9 million in the first half of 2007, as compared to Euro 8 million in the same period of last year).

Net other financial expenses – Net other financial expenses amounted to Euro 18 million in the first half of 2007, as compared to Euro 30 million in the first half of 2006, and included mainly banking services, commissions, financial discounts and other financing costs. The reduction of Euro 12 million is mainly related to the financial taxes paid by Vivo in the first half of 2006, in connection with its debt restructuring occurred in that period, and to a decrease of Euro 4 million in net financial discounts granted.

Provision for income taxes – Provision for income taxes amounted to Euro 141 million in the first half of 2007, as compared to a gain of Euro 65 million in the first half of 2006. The evolution in this caption is mainly explained by the recognition in the first half of 2006 of: (1) a tax credit amounting to Euro 53 million, following the liquidation of a holding company, and (2) a Euro 142 million gain related to the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains. Adjusting for these one-off effects, the provision for income taxes would have been Euro 130 million in the first half of 2006, corresponding to an effective tax rate of 45%, which compares to an effective tax rate of 24% in the first half of 2007. This decrease is mainly related to: (1) the reduction in net losses at certain Vivo subsidiaries that did not generate the recognition of related deferred tax assets, following the corporate restructuring completed at the end of 2006; (2) the change in the statutory tax rate in Portugal from 27.5% in 2006 to 26.5% in 2007; and (3) the booking of certain non-taxable capital gains in the first half of 2007.

Net income from discontinued operations – Net income from discontinued operations includes the results of companies that have been or will be disposed of, and the after-tax gains obtained with the sale of these investments. Following the approval of the spin-off of PT Multimedia in PT’s Annual General Meeting held on 27 April 2007, this business was reported as a discontinued operation in all reportable periods, in accordance with IFRS rules. As a result, the earnings of PT Multimedia before minority interest were included in this caption. In the first half of 2007, this caption also includes a provision, net of taxes, of Euro 13 million related to the spin-off of PT Multimedia.

Minority interests – Income attributable to minority interests amounted to Euro 43 million in the first half of 2007, as compared to net losses of Euro 3 million in the same period of last year. The change in this item is primarily explained by: (1) the increase in the income attributable to minority interests of Vivo (from losses attributable to minority interests of Euro 29 million in the first half of 2006 to income attributable to minority interests of Euro 5 million in the first half of 2007), and (2) the income attributable to the minority interests of MTC (Euro 11 million), which was fully consolidated for the first time in September 2006.

Net income – Net income increased by 6.9% y.o.y in the first half of 2007 to Euro 429 million, primarily as a result of an increase in EBITDA and higher net financial gains, more than offsetting the increase in work force reduction programme costs in the first half of 2007 and lower provision for income taxes in the first half of 2006.

Capex

Capex by business segment (1)	Euro million

	1H07	1H06	07/06
Wireline	104.7	99.6	5.1%
Domestic mobile • TMN	71.0	51.5	37.8%
Brazilian mobile • Vivo (1)	105.2	114.6	(8.2)%
Other	26.0	15.3	69.8%
Total capex	306.8	281.0	9.2%
Capex as % of revenues (%)	10.4	10.0	0.4	pp

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.6925 in 1H06.

Capex increased by 9.2% y.o.y in the first half of 2007 to Euro 307 million, with the decrease in Vivo capex being more than offset by the capex increase in the remaining reportable business segments. Other Capex increased to Euro 26 million in the first half of 2007, as compared to Euro 15 million in the same period last year, mainly as a result of the consolidation of MTC (Euro 15 million). Total capex was equivalent to 10.4% of consolidated operating revenues.

Cash flow

EBITDA minus Capex by business segment (1)	Euro million

	1H07	1H06	y.o.y
Wireline	401.3	387.3	3.6%
Domestic mobile • TMN	256.5	267.3	(4.0)%
Brazilian mobile • Vivo (1)	169.5	83.0	104.1%
Other	12.7	(23.0)	n.m.
Total EBITDA minus Capex	840.0	714.6	17.6%

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.6925 in 1H06.

EBITDA minus Capex – EBITDA minus Capex increased by 17.6% y.o.y to Euro 840 million in the first half of 2007. On a combined basis, the domestic businesses accounted for approximately 78% of total EBITDA minus Capex.

Free cash flow	Euro million

	1H07	1H06	y.o.y
EBITDA minus Capex	840.0	714.6	17.6%
EBITDA	1,146.8	995.6	15.2%
Capex	(306.8)	(281.0)	9.2%
Non-cash items included in EBITDA	56.0	166.2	(66.3)%
Change in working capital	(274.7)	(247.1)	11.2%
Operating free cash flow	621.4	633.8	(2.0)%
Net disposal (acquisition) of financial investments	114.0	(34.3)	n.m.
Interest paid	(189.7)	(247.7)	(23.4)%
Contributions and payments related to PRBs	(46.8)	(147.2)	(68.2)%
Financial settlement of PTM equity swap	94.5	0.0	n.m.
Income taxes paid	(109.1)	(19.7)	n.m.
Other cash movements (1)	51.8	43.0	20.6%
Free cash flow	536.0	227.9	135.2%

(1) In 1H07, other cash movements included Euro 92 million related to dividends received, mainly from PTM (Euro 54 million) and Unitel (Euro 27 million).

Operating free cash flow – In the first half of 2007, operating free cash flow decreased by 2.0% y.o.y to Euro 621 million, primarily as a result of a Euro 28 million increase in working capital investment.

Free cash flow – Free cash flow increased from Euro 228 million in The first half of 2006 to Euro 536 million in the first half of 2007, primarily as a result of: (1) the cash settlement of the PTM equity swap in the first half of 2007 (Euro 94 million); (2) the disposal of the investment in Banco Espírito Santo (Euro 110 million); (3) lower interest paid, and (4) lower contributions and payments related to post retirement benefits, as a result of the Euro 75 million reimbursement made in the first half of 2007 by PT Prestações, the fund created to cover healthcare responsibilities, on account of healthcare expenses paid by PT Comunicações in previous years. These effects were only partially offset by higher income taxes paid, as PT’s tax losses carried forward were fully utilised in 2006. The reduction in interest paid from Euro 248 million in the first half of 2006 to Euro 190 million in the first half of 2007, is primarily explained by the fact that in the first half of 2006 PT paid the last annual interest installment (Euro 52 million) on the Eurobond repaid in 2006.

Consolidated balance sheet

Consolidated balance sheet (1)	Euro million

	30 June 2007	31 December 2006
Cash and equivalents	1,351.4	2,083.7
Accounts receivable, net	1,406.8	1,417.0
Inventories, net	152.1	130.3
Financial investments	520.0	631.5
Intangible assets, net	3,165.3	3,490.9
Tangible assets, net	3,566.3	3,942.0
Post retirement benefits	123.4	134.1
Other assets	963.9	1,050.5
Deferred tax assets and prepaid expenses	1,113.8	1,291.4
Assets of discontinued operations (PTM)	1,105.9	0.0
Total assets	13,468.9	14,171.2
Accounts payable	889.4	1,115.1
Gross debt	5,631.9	5,840.3
Post retirement benefits	1,378.6	1,807.6
Other liabilities	1,830.6	1,995.7
Deferred tax liabilities and deferred income	300.1	306.5
Liabilities of discontinued operations (PTM)	549.7	0.0
Total liabilities	10,580.2	11,065.2
Equity before minority interests	2,003.0	2,255.2
Minority interests	885.7	850.8
Total shareholders’ equity	2,888.7	3,106.0
Total liabilities and shareholders’ equity	13,468.9	14,171.2

(1) Considering the Euro/Real exchange rate of 2.6024 at the end of june of 2007 and 2.8118 at the end of 2006.

Assets and liabilities – The decrease in assets and liabilities in the first half of 2007 is primarily explained by the reduction in cash, resulting from the dividends paid by PT and subsidiaries during the first half of 2007, amounting to Euro 530 million, and contributions and payments related to post retirement benefits, amounting to Euro 164 million. Following the approval of the PT Multimedia spin-off by PT shareholders, PTM has been considered as a discontinued operation for reporting purposes since 1 January 2007. The book value of PT Multimedia in PT’s accounts (assets minus liabilities, net minority interests) amounted to Euro 394 million as at 30 June 2007.

The net exposure to Brazil – The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,538 million as at 30 June 2007 (Euro 2,896 million at the Euro/Real exchange rate prevailing as at 30 June 2007). The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2007 amounted to Euro 5,141 million, equivalent to approximately 38% of total assets.

Gearing ratio – The gearing ratio [net debt / (net debt + shareholders’ equity)] increased to 59.7% as at 30 June 2007, which compares to 54.7% as at 31 December

2006, while the ratio shareholders’ equity plus long-term debt to total assets decreased from 53.4% to 53.1%. As at 30 June 2007, the net debt to EBITDA ratio was 2.3 times and EBITDA cover was 12.6 times.

Consolidated net debt

Change in net debt	Euro million

	1H07	1H06
Net debt (initial balance)	3,756.6	3,672.5
Less: PTM Net debt as at 31 December 2006	178.9	0.0
Less: Free cash flow	536.0	227.9
PTM free cash flow	0.0	80.3
Translation effect on foreign currency debt	34.9	(8.4)
Dividends paid (1)	529.0	530.4
Acquisitions of treasury shares (2)	557.9	62.1
Extraordinary contribution to pension fund	117.0	300.0
Other	0.0	(28.5)
Net debt (final balance)	4,280.4	4,380.5

Change in net debt	523.9	708.0
Change in net debt (%)	13.9%	19.3%

(1) In 1H07, this item included dividends paid by PT (Euro 517 million) and certain of its associated companies.

(2) In 1H07, this item corresponds to the notional amount of equity swaps contracted over 54.8 million PT shares, in connection with the share buyback programmeme announced by the Board of Directors on 20 February 2007 and approved at the AGM of 27 April 2007.

Net debt – Consolidated net debt as at 30 June 2007 increased to Euro 4,280 million, as compared to Euro 3,757 million as at 31 December 2006. The increase in net debt over the period is primarily explained by the share buyback, currently under execution, and the dividends paid in May 2007, which were partially offset by the free cash flow generated in the period.

Consolidated net debt	Euro million

	30 June 2007	31 December 2006	Change	Change (%)
Short-term	1,372.6	1,372.7	(0.1)	(0.0)%
Bank loans	337.9	406.9	(69.0)	(17.0)%
Other loans	240.3	749.9	(509.6)	(68.0)%
Liability with equity swaps on own shares	776.8	187.6	589.2	314.0%
Financial leases	17.6	28.4	(10.8)	(38.0)%
Medium and long-term	4,259.2	4,467.5	(208.2)	(4.7)%
Bank loans	1,011.8	1,103.4	(91.6)	(8.3)%
Bonds	3,156.2	3,133.6	22.6	0.7%
Other loans	0.0	0.3	(0.2)	(84.7)%
Financial leases	91.2	230.2	(139.0)	(60.4)%

Gross debt	5,631.9	5,840.3	(208.4)	(3.6)%
Cash and equivalents	1,351.4	2,083.7	(732.3)	(35.1)%

Net debt	4,280.4	3,756.6	523.9	13.9%

Gross debt – As at 30 June 2007, 75.6% of gross debt was medium and long-term, while 59.9% of gross debt was at fixed rates. As at 30 June 2007, 86.4% of gross debt was denominated in Euros, 0.4% in US Dollars and 13.2% in Brazilian Reais. As at 30 June 2007, the only loans with rating triggers were four EIB loans totalling Euro 364 million. PT’s rating was confirmed as Baa2 by Moody’s and BBB- by S&P, both with stable outlook, on 5 March 2007 and 16 March 2007, respectively. The total undrawn amount of PT’s commercial paper lines and standby facilities stood at Euro 1,350 million as at 30 June 2007. The amount of available cash from the domestic operations plus the undrawn amount of PT’s commercial paper lines and standby facilities totalled Euro 2,358 million at the end of June 2007.

The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 506 million as at 30 June 2007. Approximately 95% of Vivo’s net debt is either Real-denominated or has been swapped into Reais.

Net debt maturity profile	Euro million

Maturity	Net debt	Notes
2007	(94.5)	Net cash position
2008	480.9
2009	1,120.9	Includes a Euro 880 million Eurobond issued in April 1999
2010	244.0
2011	108.9
2012	1,119.9	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	61.7
2014	35.7
2015	207.6
2015 and following	995.3	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017) and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)
Total	4,280.4

Cost of debt and maturity – PT’s average cost of net debt and maturity in the first half of 2007 was 4.8% and 6.0 years, respectively, including loans obtained in Brazil and denominated in Reais. Excluding Vivo’s debt and the interest cost associated with the equity swap over PT Multimedia shares, PT’s average cost of debt was 3.2% in the first half of 2007. The maturity of the debt excluding Brazil was 6.3 years as at 30 June 2007.

Debt ratings

	Current	Outlook	Last change
Standard & Poor’s	BBB-	Stable	16 March 2007
Moody’s	Baa2	Stable	5 March 2007
Fitch Ratings	BBB	Negative	5 March 2007

Ratings – Following the failure of the tender offer, rating agencies confirmed PT’s rating of BBB- (S&P), Baa2 (Moody’s) and BBB (Fitch).

Post retirement benefits

PBO – As at 30 June 2007, the projected benefit obligations (PBO) of PT’s post retirement benefits, including pensions, healthcare obligations and salaries to pre-retired and suspended employees, amounted to Euro 4,279 million. The PBO was computed based on a discount rate of 5.25% for pension and healthcare obligations, and 4.75% for the obligations related to the payment of salaries to pre-retired and suspended employees. PT’s post retirement benefits plans are closed to new participants since 1994 for pensions and since 2000 for healthcare.

Funds – As at 30 June 2007, the market value of the funds amounted to Euro 3,048 million, resulting in a gross unfunded obligation of Euro 1,232 million. The asset allocation as at 30 June 2007 was 47.0% equity, 33.9% bonds, 5.9% real estate and 13.2% cash and others.

Post retirement benefits obligations	Euro million

	1H07	2006
Pension obligations	2,825.5	3,073.8
Salaries to suspended and pre-retired employees	991.5	997.7
Healthcare obligations	462.4	491.1
Projected benefit obligation (PBO)	4,279.4	4,562.6
Market value of funds	(3,047.7)	(2,908.1)
Gross unfunded obligation	1,231.7	1,654.4
Unrecognised prior years service gains	23.5	19.1
Net liability for post retirement benefits	1,255.2	1,673.5
After-tax unfunded obligations	905.3	1,216.0

Pensions – During the first half of 2007 Dec-Law 187/2007 was published, which introduced some changes to pension formulas in order to guarantee the sustainability of the Portuguese social security system. These changes are also applied to some of PT Comunicações plans, which led to a reduction in the total pension liability. In addition, PT Comunicações reduced the benefits granted under the same pension plans. The impact of the above mentioned changes to benefits, reduced PT’s pension liability by Euro 43 million, of which Euro 37 million was recognised as a prior year service gain since it was related to vested rights, and the remaining Euro 6 million was related to unvested rights and therefore was deferred up to the retirement date.

Change in gross unfunded obligations	Euro million

1H07
Gross unfunded obligations (initial balance)	1,654.4
Post retirement benefit cost / (gain)	(17.3)
Work force reduction program costs	82.0
Contributions and payments (1)	(161.3)
Net actuarial gains	(321.6)
Prior years service gains related to unvested rights	(4.4)

Gross unfunded obligations (final balance)	1,231.7

Change in gross unfunded obligations	(422.7)
Change in gross unfunded obligations (%)	(25.6)%

(1) In 1H07 this caption included: (i) Euro 32 million of regular contributions; (ii) Euro 76 million of payments of salaries to pre-retired and suspended employees and other; (iii) Euro 64 million of net refunds related to healthcare, and (iv) Euro 117 million of an extraordinary contributions related to pensions.

Gross unfunded obligations – The reduction in the gross unfunded obligations is primarily related to the net actuarial gains booked in the first half of 2007 (Euro 322 million) and the extraordinary contributions made during the same period (Euro 117 million).

Net actuarial gains – Net actuarial gains in the first half of 2007 include the impacts of the changes in actuarial assumptions (Euro 242 million) and of the differences between those actuarial assumptions and real data (Euro 80 million). The change in actuarial assumptions corresponds to the effect of the increase in the discount rate from 4.75% to 5.25% for pension and healthcare liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields.

Shareholders’ equity (excluding minority interests)

Shareholders’ equity – As at 30 June 2007, shareholders’ equity excluding minority interests amounted to Euro 2,003 million, a decrease of Euro 252 million in the first half of 2007.

Change in shareholders’ equity (excluding minority interests)	Euro million

1H07
Equity before minority interests (initial balance)	2,255.2
Net income	429.1
Currency translation adjustments (1)	207.8
Net actuarial gains, net of tax effect	236.4
Dividends paid	(516.5)
Acquisition of treasury stock (2)	(589.2)
Hedge accounting of financial instruments and change in the fair value of available for sale investments	(18.0)
Other	(1.9)
Equity before minority interests (final balance)	2,003.0

Change in equity before minority interests	(252.3)
Change in equity before minority interests (%)	(11.2)%

(1) This item is primarily related to the appreciation of the Real against the Euro from 2.8118 as at 31 December 2006 to 2.6024 as at 30 June 2007.

(2) In 1H07, this item includes Euro 1,061 million related to the notional value of the equity swaps contracted during the period over 103.6 million own shares and Euro 472 million recorded in connection with the cancellation of the liability related to equity swaps over 48.8 million own shares, as a result of the cash settlement of those equity swaps during the period.

Distributable reserves – Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves increased from Euro 2,728 million in 2006 to Euro 3,017 million in the first half of 2007, with the impact of the share capital restructuring (Euro 440 million), as approved by shareholders on 27 April 2007, and the net income generated in the first half of 2007 under Portuguese GAAP (Euro 366 million) more than offsetting the impact of the dividends paid in May 2007 (Euro 517 million).

Change in distributable reserves	Euro million

1H07
Distributable reserves (initial balance)	2,727.8
Dividends paid	(516.5)
Net income under Portuguese GAAP	365.8
Share capital restructuring	440.3
Other	(0.2)
Distributable reserves (final balance)	3,017.1

Change in distributable reserves in the period	289.3
Change in distributable reserves in the period (%)	10.6%

Business performance

Domestic market

Wireline

Operating revenues – Wireline operating revenues decreased by 5.7% y.o.y in the first half of 2007 to Euro 993 million, with the reduction in retail revenues more than offsetting the increase in wholesale and data and corporate revenues.

Wireline income statement (1)	Euro million

	1H07	1H06	y.o.y
Operating revenues	992.9	1,053.5	(5.7)%
Retail	525.9	607.1	(13.4)%
Voice	433.1	517.4	(16.3)%
Data	92.8	89.7	3.4%
Wholesale	235.2	230.7	1.9%
Data & corporate	133.7	124.5	7.4%
Other wireline revenues	98.1	91.1	7.7%

Operating costs, excluding D&A	486.9	566.6	(14.1)%
Wages and salaries	126.8	139.0	(8.8)%
Post retirement benefits (PRBs)	(17.4)	23.8	n.m.
Direct costs	172.4	176.9	(2.6)%
Commercial costs	41.2	41.3	(0.1)%
Other operating costs	163.9	185.6	(11.7)%

EBITDA (2)	506.0	486.9	3.9%
EBITDA, excluding exceptional items (3)	469.8	472.2	(0.5)%
Depreciation and amortisation	162.7	170.9	(4.8)%
Income from operations (4)	343.4	316.0	8.7%

EBITDA margin	51.0%	46.2%	4.7pp
EBITDA margin, excluding exceptional items	47.3%	44.8%	2.5pp
Capex	104.7	99.6	5.1%
Capex as % of revenues	10.5%	9.5%	1.1pp
EBITDA minus Capex	401.3	387.3	3.6%

(1) Includes intragroup transactions.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Adjusts for prior years service gains related to vested rights in the amount of Euro 36 million in 1H07 and Euro 15 million in 1H06.

(4) Income from operations = income before financials and income taxes + work force reduction programme costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues – Retail revenues fell by 13.4% y.o.y in first half of 2007, as a result of continued competition from other fixed and mobile operators, which has resulted in continued line loss and pricing pressure. As a result, the growth in retail data revenues, which increased by 3.4% y.o.y, was only partially offset the 16.3% y.o.y reduction in voice revenues. The introduction of wholesale line rental

(WLR) in the second quarter of 2006 has resulted in the migration of carrier pre-selection lines (CPS) to WLR, resulting in a transfer of retail revenues to wholesale revenues amounting to Euro 12 million in the first half of 2007. The reduction in revenues is also partially explained by the Euro 8 million negative impact related to discounts to pensioners that are no longer covered by the Portuguese State.

Wholesale revenues – Wholesale revenues have benefited from the growth in unbundled local loop (ULL) and WLR, which more than offset the reduction in leased lines revenues. Wholesale revenues increased by 1.9% y.o.y in the first half of 2007.

Data and corporate revenues – Data and corporate revenues increased by 7.4% y.o.y in the first half of 2007, as a result of continued focus on providing increasingly more advanced and customised solutions to corporate customers. The growth in the first half was underpinned by the increase in revenues from VPN and circuits and from outsourcing, network management and IT/IS.

Other revenues – Other revenues increased by 7.7% y.o.y in the first half of 2007, with the increase in equipment sales, mainly in the corporate segment, and the growth in portal revenues (+65.6% y.o.y), making up for the reduction in revenues from directories.

EBITDA – EBITDA amounted to Euro 506 million in the first half of 2007, an increase of 3.9% y.o.y, explained by the continued focus on optimising operating costs, including those related to post retirement benefit (PRB) obligations. As a result of the recent changes introduced by the Social Security System to calculate pensions upon retirement, PT adapted the methodology used to determine pension complements, with the view of maintaining the long-term sustainability and financing of the plans. Accordingly, PRB costs amounted to a negative Euro 17 million (gain), as a result of prior years service gains booked in the first half of 2007 in the amount of Euro 36 million. Excluding prior years service gains, EBITDA would have remained broadly flat in the first half of 2007.

Costs – EBITDA performance in the first half of 2007 was also underpinned by continued improvements in efficiency, with particular emphasis on personnel and other operating costs. Wages and salaries decreased by 8.8% y.o.y in the first half of 2007, as a result of the ongoing redundancy programme and the focus on containing wage increases. The net reduction in the first half of 2007 in headcount totalled 202 employees, improving the efficiency ratio to 622 lines per employee. Other operating costs decreased by 11.7% y.o.y to Euro 164 million in the first half of 2007, underpinned by cost improvements in support areas, such IT/IS and outsourcing costs, customer care and shared services, as well as the renegotiation of certain network supplier contracts.

Capex – Capex amounted to Euro 105 million in the first half of 2007, an increase of 5.1% y.o.y, equivalent to 10.5% of operating revenues. Capex was directed mainly towards: (1) network upgrades to provide greater bandwidth to customers; (2) the preparation of the network and information systems for the launch of IPTV (soft launch in the second quarter of 2007), and (3) client-related capex as a result of investments in terminal equipments for corporate clients. EBITDA minus Capex amounted to Euro 401 million in the first half of 2007.

Wireline operating data

	1H07	1H06	y.o.y
Main accesses (‘000)	4,342	4,433	(2.0)%
Retail accesses	3,861	4,209	(8.3)%
PSTN/ISDN	3,146	3,573	(12.0)%
Traffic-generating lines	2,833	2,992	(5.3)%
Carrier pre-selection	313	581	(46.1)%
ADSL retail	715	636	12.5%
Wholesale accesses	481	224	114.9%
Unbundled local loops	244	146	67.7%
Wholesale line rental	173	20	n.m.
ADSL wholesale	64	59	8.8%
Net additions (‘000)	(62)	(45)	36.8%
Retail accesses	(141)	(146)	(3.6)%
PSTN/ISDN	(171)	(196)	(13.2)%
Traffic-generating lines	(76)	(202)	(62.5)%
Carrier pre-selection	(95)	6	n.m.
ADSL retail	30	51	(40.6)%
Wholesale accesses	79	101	(21.8)%
Unbundled local loops	48	74	(34.2)%
Wholesale line rental	31	20	57.1%
ADSL wholesale	(1)	7	n.m.
Pricing plans (‘000)	4,220	2,283	84.9%
ARPU (Euro)	30.2	30.0	0.7%
Voice	24.3	25.0	(2.8)%
Data	5.8	4.9	18.5%
Total traffic (million of minutes)	6,364	6,884	(7.6)%
Retail traffic	2,659	2,872	(7.4)%
Wholesale traffic	3,705	4,012	(7.7)%
Retail MOU (minutes / month)	160	159	0.3%
Employees	6,979	7,723	(9.6)%

Broadband – Notwithstanding intensifying competition in broadband, from both fixed and mobile competitors, ADSL accesses continued to grow in the first half of 2007, mitigating partially the disconnection of traditional voice lines. Retail ADSL accesses increased to 715 thousand at the end of the first half of 2007, helped by the summer campaign launched in June, with net additions totalling 30 thousand in the first half. PT continued to focus on promoting customer retention through the migration to higher speeds using ADSL 2+. In the first half of 2007, net disconnections of PT’s traffic generating lines reached 76 thousand, which represents a clear improvement on the level registered in the first half of 2006. ULL net additions fell by 34.2% y.o.y in the first half of 2007 to 48 thousand, with total ULL accesses reaching 244 thousand. In terms of competitor voice lines, the net effect of the migration of CPS lines to WLR resulted in a net reduction of 64 thousand competitor voice-only lines in the first half of 2007.

Pricing plans – With the view of promoting customer retention through a better perception of value-for-money, PT has aggressively rollout pricing plan offers over the past three years. PT customers have an extensive offer of flat-rate pricing plans available, which can be combined to provide a more tailored solution for customers. Additionally, at the end of the first quarter of 2007, and in line with PT’s long-standing objective, the regulator allowed PT to bundle unlimited fixed-to-fixed off-peak minutes, during the week, with the line rental. Currently, 51% of PT’s residential customers have a flat-rate pricing plan.

IPTV – At the end of the first half of 2007, PT announced the soft launch of IPTV services. The triple-play offer, branded “meo”, includes 42 pay-TV channels (of which 10 are “a la carte”), a broadband access of up to 8MB and unlimited fixed-to-fixed calls for a total of Euro 54.90 per month. Additionally, customers can buy premium channels, such as SportTV (premium sports) and the Lusomundo movie channels. The service is provided using ADSL 2+ and is available for up to two televisions per home. PT was the first operator in Portugal to introduce HDTV and has the most extensive VoD offer in the market. The service is being initially rolled out in Lisbon and Oporto.

ARPU – Blended ARPU increased by 0.7% y.o.y in the first half of 2007 to Euro 30.2, driven by the growth in data ARPU, which increased by 18.5% y.o.y. The increased penetration of ADSL and the growth in IP-based services, including corporate VoIP, more than offset the negative impact derived from the fact that discounts to pensioners are no longer covered by the Portuguese State. Excluding this impact, voice ARPU would have remained stable in the period.

Traffic – Although retail traffic fell by 7.4% y.o.y. in the first half of 2007, as a result of line loss, retail MOU increased by 0.3% y.o.y to 160 minutes, reflecting the positive impact of the rollout of flat-rate pricing plans. The reduction in wholesale traffic of 7.7% y.o.y in the first half of 2007 is explained primarily by the 58.6% y.o.y decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

Domestic mobile - TMN

Operating revenues – Operating revenues amounted to Euro 728 million in the first half of 2007, up by 1.1% y.o.y, as a result of the increase in billing revenues (+1.9% y.o.y) that were underpinned by strong customer growth. The positive performance of billing revenues more than offset the impact of lower mobile termination rates, as well as the decrease of sales and other operating revenues. As a result, service revenues increased by 0.7% y.o.y in the first half of 2007  to Euro 667 million.

Mobile termination rates – The reduction in mobile termination rates throughout 2006 led to the decline in interconnection revenues, which fell by 4.3% y.o.y in the first half of 2007. Fixed-to-mobile and mobile-to-mobile termination rates were cut to Euro 0.11 per minute in the beginning of October 2006, resulting in an average annual decline of 10.2% in termination rates in the first half of 2007. Excluding the Euro 12 million negative impact of lower mobile termination rates, service revenues would have increased by 2.5% y.o.y in the first half of 2007.

Domestic mobile income statement (1)	Euro million

	1H07	1H06	y.o.y
Operating revenues	728.1	719.9	1.1%
Services rendered	666.5	661.7	0.7%
Billing	548.0	537.7	1.9%
Interconnection	118.6	124.0	(4.3)%
Sales	57.1	53.9	6.1%
Other operating revenues	4.5	4.4	2.0%

Operating costs, excluding D&A	400.7	401.2	(0.1)%
Wages and salaries	25.4	29.2	(13.0)%
Direct costs	137.3	144.9	(5.3)%
Commercial costs	141.3	133.5	5.8%
Other operating costs	96.7	93.5	3.4%

EBITDA (2)	327.4	318.8	2.7%
Depreciation and amortisation	106.1	108.2	(2.0)%
Income from operations (3)	221.4	210.5	5.1%

EBITDA margin	45.0%	44.3%	0.7pp
Capex	71.0	51.5	37.8%
Capex as % of revenues	9.7%	7.2%	2.6pp
EBITDA minus Capex	256.5	267.3	(4.0)%

(1) Includes intragroup transactions.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + work force reduction programme costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA – EBITDA increased by 2.7% y.o.y to Euro 327 million in the first half of 2007, notwithstanding significantly higher commercial activity, particularly in postpaid and wireless broadband, and the negative impact of the mobile termination rate cuts (Euro 6 million in the first half of 2007). Excluding the impact of lower mobile termination rates, EBITDA would have increased by 4.5% y.o.y in the first half of 2007. In spite of the increase in commercial activity during the first half of 2007, the decrease in unitary SARC (-9.8% y.o.y) and the focus on the reduction of addressable costs, namely staff, resulted in an EBITDA margin improvement of 0.7pp y.o.y to 45.0% in the first half of 2007. Pre-SARC EBITDA margin also continued to improve, increasing by 1.3pp y.o.y to 56.0% in the first half of 2007.

Capex – Capex amounted to Euro 71 million in the first half of 2007, equivalent to 9.7% of operating revenues. Capex was directed primarily towards network capacity and 3G/3.5G coverage (approximately 76% of network capex). Additionally, as part of the UMTS licence obligations, capex in the first half of 2007 included a contribution (Euro 8 million) to a fund aimed at promoting the development of the information society in Portugal. At the end of June 2007, TMN’s 3G network covered around 85% of the population. EBITDA minus Capex totalled Euro 256 million in the first half of 2007, equivalent to 35.2% of operating revenues.

Customers – Customer net additions more than doubled in the first half of 2007 to 110 thousand, reflecting the success of TMN’s campaigns. As a result, total customers increased by 8.4% y.o.y to 5.8 million. During the first half, TMN continued to focus on postpaid customers, particularly in the corporate segment and the migration of prepaid, and therefore total net additions in the period were postpaid. As a result, 21% of total customers were postpaid at the end of June 2007.

Domestic mobile operating data

	1H07	1H06	y.o.y
Customers (‘000)	5,814	5,362	8.4%
Net additions (‘000)	110	50	121.3%
MOU (minutes)	118	119	(0.6)%
ARPU (Euro)	19.4	20.7	(6.3)%
Customer	15.5	16.3	(4.9)%
Interconnection	3.5	3.9	(11.0)%
Roamers	0.4	0.5	(15.7)%
ARPM (Euro cents)	16.5	17.5	(5.8)%
Data as % of service revenues (%)	14.1	12.6	1.6pp
SARC (Euro)	51.7	57.4	(9.8)%
Employees	1,126	1,165	(3.3)%

TMN brand – Several initiatives were implemented during the first half of 2007 in key areas such as handset portfolio differentiation, mobile broadband, roaming pricing plans and repositioning of the TMN brand to focus on the corporate and youth segments.

Handset portfolio – In terms of handsets, TMN continued to differentiate its portfolio by emphasising the offer of exclusive handsets, with the launch of 28 new exclusive handsets in the first half of 2007, bringing the total number of exclusive handsets in offer to 38. For the summer campaign, TMN launched 25 new handsets, of which 8 were exclusive. Exclusive handsets provide greater pricing flexibility, thus allowing for a better control of SARC.

Broadband – In terms of mobile broadband, TMN launched promotional pricing campaigns for data cards with speeds of up to 3.6 Mbps (HSDPA), as well as special offers aimed at increasing the penetration of wireless Internet access through the PC.

Additionally, the new mobile Internet service, “internetnotelemóvel”, offers a flat rate for unlimited usage of Internet and e-mail access on mobile handsets.

Roaming – In terms of roaming, and with the view of progressively adapting roaming pricing plans to customer needs, TMN launched special campaigns focused around key dates such as Easter and Carnival. In addition, TMN launched in the period new roaming pricing packages targeting customers with high roaming usage patterns.

Corporate segment – In the corporate segment, TMN launched a new voice and data offer targeting the SME/SoHo segment, “Office Box PME”, that includes mobile and fixed voice services, broadband, as well as Internet and e-mail services.

Youth segment – The development of the youth segment continued to be a key area of focus and this was done by revamping and repositioning the brand, which enjoys at present the highest notoriety ever achieved. TMN launched an innovate set of pricing plans, called “kitados”, that allow customers to make unlimited on-net calls after the first minute, at night (“kit noite”) or the weekend (“kit fim-de-semana”) or to a selected number (“kit par”). Additionally, TMN sponsored several youth-related events, namely the main surfing championships in Portugal, contests for new musical bands (garage sessions) and a successful summer music festival. Finally, TMN launched in Music Box, on an exclusive basis, the new single of Da Weasel (one of the music bands with greatest notoriety in Portugal at the moment). Music Box is a TMN service that allows customers to search and download up to 600 thousand songs.

ARPU – ARPU decreased by 6.3% y.o.y in the first half of 2007 to Euro 19.4, as a result of the reduction in customer, interconnection and roamers ARPU. The decline in interconnection ARPU of 11.0% y.o.y in the first half of 2007 resulted from the reduction in mobile termination rates that occurred throughout 2006, while the decrease in customer ARPU is explained by the increasing penetration in lower-consumption segments of the market. Notwithstanding, the growth in average number of customers and increased penetration of data services more than offset the decrease in customer ARPU, thus allowing billing revenues to increase by 1.9% y.o.y in the first half of 2007. Roamers ARPU decreased by 15.7% y.o.y in the first half of 2007, reflecting the adjustments TMN has been making to its roaming tariffs, ahead of EU-imposed changes at wholesale level. Blended MOU registered a slight decrease of 0.6% y.o.y, reaching 118 minutes in the first half of 2007, notwithstanding the customer base having grown by 8.4% y.o.y.

Data services – Data services continued to have a positive performance, with data revenues already accounting for 14.1% of service revenues in the first half of 2007, up from 12.6% in the same period of last year. The increase in data service revenues is primarily based on non-SMS data revenues, which increased by 55.0% y.o.y and already accounting for 30.7% of total data revenues in the first half of 2007. This growth was driven by a strong performance in terms of mobile Internet and wireless broadband. The number of SMS in the first half of 2007 reached approximately 168 messages per month per active SMS user, reflecting the successful launch of a number of tariff plans targeting the youth segment. The number of active SMS users reached 45% of total customers at the end of the period.

Information society – As part of TMN’s commitment to the development of the information society, under the terms of the UMTS licence, TMN will coinvest with the Portuguese State in the provision of laptop computers with wireless broadband connectivity, at certain discounts, to schools, teachers, students and info-excluded individuals. These initiatives will be developed up until 2015, with the total investment, at market value, amounting up to Euro 260 million. TMN expects these initiatives to increase PC and broadband penetration in Portugal, stregthening TMN’s positioning in this key segment of the market.

International market

Brazilian mobile - Vivo

Operating revenues – Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 13.6% y.o.y in the first half of 2007 to R$ 6,207 million, supported by the strong growth in service revenues (+22.1% y.o.y). Although the change in interconnection regime in July 2006 had a positive impact on revenues (R$ 699 million), service revenues were underpinned by customer growth and customer ARPU expansion. Excluding the impact of the end of the “bill & keep” interconnection regime, operating revenues would have increased by 0.8% y.o.y in the first half of 2007.

Brazilian mobile income statement (1)	R$ million

	1H07	1H06	y.o.y
Operating revenues	6,207.4	5,462.3	13.6%
Services rendered	5,623.1	4,605.7	22.1%
Sales	479.1	732.0	(34.6)%
Other operating revenues	105.3	124.6	(15.5)%

Operating costs, excluding D&A	4,712.0	4,398.1	7.1%
Wages and salaries	346.0	315.6	9.6%
Direct costs	1,061.8	426.3	149.1%
Commercial costs	1,547.3	1,705.6	(9.3)%
Other operating costs	1,757.0	1,950.5	(9.9)%

EBITDA (2)	1,495.4	1,064.3	40.5%
EBITDA, excluding exceptional items (3)	1,495.4	1,225.8	22.0%
Depreciation and amortisation	1,323.2	1,374.9	(3.8)%
Income from operations (4)	172.2	(310.6)	n.m.

EBITDA margin	24.1%	19.5%	4.6pp
EBITDA margin, excluding exceptional items	24.1%	22.4%	1.7pp
Capex	572.7	617.1	(7.2)%
Capex as % of revenues	9.2%	11.3%	(2.1pp )
EBITDA minus Capex	922.7	447.2	106.3%

(1) Information prepared in accordance with IFRS.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Adjusts for the one-off provision related to bad debts in the amount of R$ 162 million.

(4) Income from operations = income before financials and income taxes + work force reduction programme costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA – EBITDA increased by 40.5% y.o.y to R$ 1,495 million in the first half of 2007. Part of this improvement is explained by an extraordinary provision for bad debts booked in the first half of 2006 (R$ 162 million). Nevertheless, the strong underlying performance in terms of top line, combined with a strict management of costs, resulted in an EBITDA (excluding exceptionals) increase of 22.0% y.o.y. In spite of a significantly higher level of commercial activity, total subscriber and retention costs remained broadly stable over the previous year, highlighting the benefits of the GSM rollout that has improved Vivo’s competitiveness in the market. In effect, unitary SARC fell by 20.6% y.o.y to R$ 109 in the first half of 2007. The reduction in other operating costs (-9.9% y.o.y) also contributed to the margin improvement in the first half. This performance was in part explained by the strict measures implemented to control bad debts (down more than 80% y.o.y) and the efficiency gains that resulted from the integration of the various operating companies, including the IT/IS platforms.

Capex – Capex decreased by 7.2% y.o.y in the first half of 2007 to R$ 573 million, equivalent to 9.2% of operating revenues. Capex in the first half of 2007 was directed towards: (1) the implementation of the GSM/EDGE overlay, and (2) network coverage and quality. The GSM/EDGE network overlay was implemented in record time and already covers 96% of the municipalities with CDMA coverage. Approximately 76% of the capex related to the initial GSM/EDGE rollout, as announced in July 2006, has been already invested.

Brazilian mobile operating data (1)

	1H07	1H06	y.o.y
Customers (‘000) (2)	30,241	28,525	6.0%
Net additions (‘000)	1,187	(1,280)	n.m.
MOU (minutes)	76	68	12.2%
ARPU (R$)	29.9	24.7	21.0%
Customer	16.8	15.1	10.8%
Interconnection	13.2	9.6	37.2%
Data as % of service revenues (%)	7.5	7.4	0.1pp
SARC (R$)	109.5	137.9	(20.6)%
Employees	5,494	5,768	(4.8)%

(1) Operating data calculated using Brazilian GAAP.

(2) Includes the database adjustment, undertaken in 2Q06, of 1,823 thousand customers.

Net additions – Vivo’s net additions reached 1,187 thousand in the first half of 2007, underpinned by the strong level of GSM net additions, following the launch of GSM services in the the first half of 2007. As a result, total customers increased by 6.0% y.o.y to 30,241 thousand. GSM accounted for approximately 60% of total gross adds in the first half of 2007, bringing the total number of GSM customers to 3.4 million. Vivo’s commercial activity in the period was centred on Mother’s Day and

Valentine’s Day and leveraged on a broader offer of handsets. The strengthening of Vivo’s competitive position in the market allowed for an improvement in the share of net additions, which increased to approximately 35% in the areas of operation. As part of the continued focus on capturing and retaining higher value customers, Vivo also launched a new set of postpaid plans called “Vivo Escolha”. In terms of the brand, Vivo built on its repositioning as being the operator that provides the best network quality and the best service offering.

Data services – The take-up of data services continued to grow strongly, with data revenues increasing by 20.6% y.o.y. Data as a percentage of total service revenues amounted to 7.5% in the first half of 2007. Approximately 50% of data revenues were derived from non-SMS data. Vivo has leveraged on the fact that it is the only operator using two technologies, positioning CDMA/EVDO as the best solution for mobile data. As a result, Vivo has continued to experience strong growth in its WAP and ZAP (EVDO data cards) offers.

MOU – Vivo’s blended MOU increased by 12.2% y.o.y in the first half of 2007 to 76 minutes, as a result of the strong growth in outgoing MOU (+28.9% y.o.y). The success of the prepaid plans, which offer bonus on-net traffic, and the new postpaid plans has underpinned the performance of outgoing MOU, particularly in terms of on-net traffic.

ARPU – Vivo’s blended ARPU reached R$ 29.9 in the first half of 2007, an increase of 21.0% y.o.y, primarily as a result of the change in the interconnection regime (R$ 7.9). Nevertheless, the initiatives aimed at stimulating usage had a positive impact not only on traffic but also on customer ARPU. As a result, customer ARPU increased by 10.8% y.o.y, resulting in a 5.2% y.o.y increase in underlying ARPU (excluding the impact of “bill & keep”).

Other international investments

Highlights of main assets in Africa, Brazil and Asia (1H07) (1) (2)	thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local (5)	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (3)	32.18%	5,800.1	2,367.1	6.2%	980.1	2.0%	41.4%	212.2	87.9
Unitel (3)	25.00%	2,503.3	375.2	29.9%	229.5	15.8%	61.2%	281.2	172.0
CTM (3)	28.00%	494.4	1,052.1	5.6%	448.6	14.0%	42.6%	98.0	41.8
MTC (4)	34.00%	705.2	546.0	21.0%	283.6	3.0%	51.9%	57.0	29.6
CVT (4)	40.00%	193.3	3,543.1	5.9%	2,191.6	4.6%	61.9%	32.1	19.9
CST (4)	51.00%	30.7	71,982	13.5%	24,112	12.6%	33.5%	4.0	1.4
Timor Telecom (4)	41.12%	64.2	14.7	42.5%	7.4	57.0%	50.1%	11.1	5.5
UOL	29.00%	1,701.0	246.5	3.9%	81.6	30.4%	33.1%	90.6	30.0

(1) All information prepared in accordance with local GAAP.

(2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom.

(3) Equity consolidation method.

(4) Full consolidation method.

(5) EBITDA = income from operations + depreciation and amortisation.

Morocco - Médi Télécom

Médi Télécom revenues increased by 6.2% y.o.y in the first half of 2007 to MAD 2,367 million, while EBITDA increased by 2.0% y.o.y to MAD 980 million, reflecting the increase of marketing and publicity expenses due to the launch of 3G offer and “Forza”, the low cost product introduced in the period. The mobile customer base rose by 38.7% y.o.y to 5,800 thousand, with net additions in the first half of 2007 totalling 628 thousand. MOU decreased by 9.2% y.o.y in the first half of 2007 to 47 minutes. ARPU totalled MAD 71 in the first half of 2007, a decrease of 20.6% over the same period of last year, mainly due to the significant growth of the customer base.

Angola - Unitel

Unitel’s revenues and EBITDA increased by 29.9% and 15.8% y.o.y respectively in the first half of 2007, underpinned by strong customer growth. Net additions totalled 455 thousand in the first half of 2007, with the total customer base reaching 2,503 thousand at the end of June 2007, an increase of 61.8% over the same period of last year. Unitel’s MOU decreased by 12.3% y.o.y in the first half of 2007 to 117 minutes, due to the strong increase in the customer base. ARPU totalled USD 26 in the first half of 2007, a decrease of 23.7%.

Macao - CTM

CTM’s revenues increased by 5.6% y.o.y to MOP 1,052 million in the first half of 2007, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 14.0% y.o.y to MOP 449 million in 1H07. In the mobile division, customers increased by 20.4% y.o.y to 317 thousand at the end of June 2007. CTM’s mobile ARPU decreased by 12.9% y.o.y to MOP 213 in the first half of 2007, as a result of the growth in the customer base.

Namibia - MTC

MTC’s revenues and EBITDA increased by 21.0% and 3.0% y.o.y respectively in the first half of 2007. Net additions totalled 95 thousand in the first half of 2007, with the total customer base reaching 705 thousand at the end of June 2007, an increase of 39.7% over the same period of last year. ARPU totalled NAD 137 in the first half of 2007, a decrease of 13.5% y.o.y, primarily as a result of the growth in the customer base in the period.

Cape Verde - CVT

CVT’s revenues and EBITDA increased by 5.9% and 4.6% y.o.y respectively in the first half of 2007. In the wireline division, main lines increased by 1.8% y.o.y in the first half of 2007 to 74 thousand, as a result of the increase of the ADSL penetration. In the mobile division, customers increased by 36.4% y.o.y to 119 thousand, with net additions of 10 thousands. Mobile MOU reached 78 minutes, a decrease of 0.2% y.o.y in the first half of 2007. Mobile ARPU in the first half of 2007 was CVE 2,798, a decrease of 10.8% y.o.y.

São Tomé e Príncipe - CST

CST’s revenues increased by 13.5% y.o.y to STD 71,982 million in the first half of 2007, with EBITDA growing by 12.6% y.o.y to STD 24,112 million. In the mobile division, CST added 5 thousand customers in the first half of 2007, bringing the total number of customers to 23 thousand at the end of June 2007, an increase of 53.4% y.o.y. Mobile MOU decreased by 25.4% y.o.y in the first half of 2007, reaching 60 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 287 thousand in the first half of 2007, a decrease of 24.9% over the same period of last year.

East Timor - Timor Telecom

Timor Telecom’s revenues and EBITDA increased by 42.5% and 57.0% y.o.y respectively, mainly as a result of the increase in the number of mobile customers, as well as the growth of roamers revenues. In the mobile division, Timor Telecom had net additions of 13 thousand in the first half of 2007, increasing the total customer base to 62 thousand at the end of June 2007, an increase of 66.0% y.o.y. Mobile MOU decreased by 1.7% y.o.y, reaching 103 minutes. Mobile ARPU was USD 35 in the first half of 2007, a decrease of 1.2% over the same period of last year.

Brazil - UOL

UOL’s revenues increased by 3.9% y.o.y to R$ 247 million in the first half of 2007, as a result of the growth in the customer base and in advertising revenues. EBITDA increased by 30.4% y.o.y to R$ 82 million in the first half of 2007, corresponding to an EBITDA margin of 33.1%, underpinned by the strong growth in brand advertising and subscription revenues coupled with a strict cost control. UOL’s subscriber base totalled 1,701 thousand at the end of June 2007, including 915 thousand broadband customers, which represented an increase of 31% over the same period of last year. In June 2007, page views and unique visitors increased by 17% and 36% y.o.y respectively.

Employees

Number of employees and productivity ratios

	30 June 2007	30 June 2006	y.o.y	y.o.y
Domestic employees	11,084	11,853	(769)	(6.5)%
Wireline	6,979	7,723	(744)	(9.6)%
Domestic mobile • TMN	1,126	1,165	(39)	(3.3)%
Other	2,979	2,965	14	0.5%
International employees	20,140	18,330	1,810	9.9%
Brazilian mobile • Vivo (1)	2,747	2,884	(137)	(4.8)%
Other	17,393	15,446	1,947	12.6%
Total group employees	31,224	30,183	1,041	3.4%

Fixed lines per employee	622	574	48	8.4%
Mobile cards per employee
TMN	5,163	4,603	561	12.2%
Vivo	5,504	4,945	559	11.3%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.

At the end of June 2007, the number of staff employed by PT totalled 31,224 employees, of which 35.5% were based in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 8.4% y.o.y in the first half of 2007 to 622 lines, reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 12.2% to 5,163 cards. At the end of June 2007, the total number of staff employed by Vivo decreased by 4.8% y.o.y to 5,494 employees, with the ratio of mobile cards per employee increasing by 11.3% to 5,504 cards.

As part of the cost rationalisation programme, PT continued with its workforce reduction programme, with headcount decreasing by 253 employees in the first half of 2007, of which 202 in Wireline business.

First half key events and recent developments

Shareholder remuneration

•             27 April – PT’s shareholders approved at the AGM the following proposals related to the shareholder remuneration package:

•             The payment of a cash dividend of Euro 0.475 per share for the fiscal year 2006. The dividend was paid on 18 May 2007.

•             The free attribution (spin-off) of all the ordinary shares of PT Multimedia held by PT to its shareholders. Accordingly, each shareholder will receive a number of shares of PT Multimedia equal to the number of shares of PT held at the time of the spin-off multiplied by a 0.16 ratio, rounded down, which is equivalent to 4 PT Multimedia shares for each 25 PT shares.

•             The acquisition of own shares, in connection with the share buyback programme announced. Following this approval, as at the date of this report, PT has contracted with several financial institutions equity swap agreements over a total of 101,237,196 shares, representing 8.97% of PT’s share capital.

Share capital

•             27 April – PT’s shareholders approved at the AGM a share capital increase to Euro 474,119,730, to be carried out by means of incorporation of legal reserve in the amount of Euro 79,019,955. At the same meeting, the shareholders approved a share capital reduction in the amount of Euro 440,254,035 to Euro 33,865,695, to be carried out through a reduction in the par value of PT shares to 3 cents.

•             22 May – PT executed the public deed for the referred share capital increase and reduction operations, with the resulting share capital amounting to Euro 33,865,695, comprised by 1,128,856,500 shares with a par value of 3 cents each.

Acquisition of Telemig Participações and Tele Norte Participações

•             3 August – Vivo announced the signature of a stock purchase agreement with Telpart Participações to acquire control of Telemig Celular Participações and Tele Norte Celular Participações, corresponding to 22.72% and 19.34% of total share capital respectively, for an aggregate amount of R$ 1.2 billion. Assuming full acceptance of all mandatory and voluntary offers, Vivo will have acquired a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular, for an aggregate consideration of circa R$ 2.9 billion (including the value of the subscription rights of R$ 87 million to be acquired from Telpart). With this transaction Vivo adds two attractive assets to its portfolio reaffirming its leadership in the wireless market with 35 million subscribers and a 33% national market share.

Debt

•             5 March – Moody’s confirmed its rating for PT at Baa2, with stable outlook, following the failure of the tender offer. Fitch Ratings also confirmed its rating for PT at BBB, with negative outlook.

•             16 March – Standard & Poor’s confirmed its rating for PT at BBB-, with stable outlook, following the failure of the tender offer.

•             3 July – PT successfully issued a Euro 750 million exchangeable bond with a maturity of 7 years. The coupon was fixed at 4.125% and the exchange price at Euro 13.9859.

Corporate bodies

•             2 March – Approval at the Shareholders’ Meeting of the election of the Vice-Chairman of the General Meeting of Shareholders, Daniel Proença de Carvalho, and of the Secretary of the General Meeting of Shareholders, Francisco Leal Barona,

following the termination of the term of office of the former holders of these positions, as well as the ratification of the appointment of the Director, Nuno Rocha dos Santos de Almeida, to complete the 2006/2008 term of office in both cases.

•             22 June – Approval at the Shareholders’ Meeting of the following proposals:

•             Amendment to the articles of association of PT in light of the amendments to the Portuguese Companies Code, which, notably, aims at the implementation of the Anglo-Saxon governance model in PT, with the Company’s supervision to be carried out by an Audit Committee composed of members of the Board of Directors and by a statutory auditor.

•             Change in the composition of the Board of Directors from 21 to 23 members and election of Rafael Mora Funes and José Xavier de Basto as members of the Board of Directors to complete the 2006-2008 term-of-office.

•             Election of the directors João Mello Franco (Chairman), Thomaz Paes de Vasconcellos and José Xavier de Basto as members of the Audit Committee for the 2006-2008 term of office.

•             Election of the company P. Matos Silva, Garcia Jr., P. Caiado & Associados, SROC, represented by Pedro Matos Silva as Statutory Auditor, and of the company Ascenção, Gomes, Cruz & Associado - SROC, represented by Mário Gomes as alternate Statutory Auditor, for the 2006-2008 term of office.

•             Election of Eduardo Vera-Cruz Pinto as the new Vice-Chairman of the General Meeting of Shareholders, following the resignation of the former Vice-Chairman, to complete the 2006-2008 term of office.

•             Election of Álvaro Pinto Correia, João Mello Franco and Francisco Esteves de Carvalho as members of the Compensation Committee in substitution of the resigning members.

Competition Authority fine

•             2 August – The Portuguese Competition Authority sanctioned PT for alleged abuse of dominant position by refusing to provide access to its ducts and applied a fine of Euro 38 million. Supported by legal opinions, PT has decided not to accrue for this contingency, as it considers that the outcome will be ultimately favourable for PT.

Public tender offer

•             12 January – PT published an update to the report of the Board of Directors regarding the public tender offer announced by Sonaecom. On the same date, PT was notified by the CMVM of its decision to register the offer.

•             20 February – PT published an update to the report of the Board of Directors, following the revision of the offer price announced by Sonaecom on 15 February 2007.

•             27 February – PT issued a clarification on the shareholder remuneration package included in the update to the Board of Directors report on the revision of the offer price published on 20 February 2007.

•             1 March – Following the amendment to the prospectus on the tender offer launched by Sonaecom SGPS and Sonaecom BV, the Board of Directors of PT considered that the offerors’ amendments to the prospectus did not change the consideration and terms of the revised offer that has been announced, only clarified the conditions of the financing of the offer, namely the sale of assets and the allocation of PT’s results through dividends to service the debt assumed by the offerors. Therefore, the Board of Directors reiterated the position and the commitments expressed in its report of 20 February 2007.

•             2 March – PT’s shareholders rejected, by the majority of the votes cast at the general meeting, the proposal related to the removal of the voting limitation in the bylaws of the Company, whose approval was a condition of the tender offer launched by Sonaecom. Thus, and in accordance with the understanding of the

Portuguese Securities Commission (“CMVM”), the tender offer launched by Sonaecom for PT and PT Multimedia shares, and their effects, have lapsed.

Lisbon, 21 September 2007.

The Board of Directors

Consolidated financial statements

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

SIX MONTHS PERIODS ENDED 30 JUNE 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006

CONTINUED OPERATIONS

REVENUES

Services rendered	6	2,747,742,700	2,556,794,627
Sales	6	167,468,510	208,284,238
Other revenues	6	40,584,052	40,607,736
		2,955,795,262	2,805,686,601

COSTS, EXPENSES, LOSSES AND (INCOME)

Wages and salaries	8	322,613,187	332,229,740
Post retirement benefits	9	(17,298,216)	23,940,500
Direct costs	10	428,105,234	312,647,921
Costs of products sold	11	276,366,840	285,985,046
Support services		101,953,752	104,418,534
Marketing and publicity		65,381,821	65,242,548
Supplies and external services	12	458,893,356	453,105,204
Indirect taxes	14	97,341,072	89,939,216
Provisions and adjustments	38	75,611,650	142,624,027
Depreciation and amortisation	32 and 33	540,605,368	557,151,050
Work force reduction program costs	9	84,432,992	25,048,991
Losses on disposals of fixed assets, net		11,706,841	(433,158)
Other costs, net	15	14,936,043	20,160,368
		2,460,649,940	2,412,059,987

Income before financial results and taxes		495,145,322	393,626,614

Net interest expense		90,850,738	110,660,509
Net foreign currency exchange gains		(2,635,303)	(1,628,109)
Losses (gains) on financial assets, net	16	(142,384,175)	12,801,863
Equity in earnings of associated companies, net	30	(52,869,542)	(45,611,963)
Net other financial expenses	17	17,897,155	29,662,109
		(89,141,127)	105,884,409

Income before taxes		584,286,449	287,742,205

Minus: Income taxes	18	141,098,400	(65,394,913)

Net income from continued operations		443,188,049	353,137,118

DISCONTINUED OPERATIONS

Net income from discontinued operations	19	28,639,541	45,174,093
NET INCOME		471,827,590	398,311,211

Attributable to minority interests	20	42,742,980	(3,225,416)
Attributable to equity holders of the parent	22	429,084,610	401,536,627

Earnings per share from continued operations
Basic	22	0.38	0.34
Diluted	22	0.38	0.33
Earnings per share from total operations
Basic	22	0.39	0.36
Diluted	22	0.39	0.35

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED BALANCE SHEET

30 JUNE 2007 AND 31 DECEMBER 2006

(Amounts stated in Euro)

	Notes	30 Jun 07	31 Dec 06
ASSETS
Current Assets
Cash and cash equivalents		462,982,493	548,464,617
Short-term investments	23	888,426,845	1,535,233,729
Accounts receivable - trade	24	1,195,594,867	1,181,912,412
Accounts receivable - other	25	192,056,226	218,912,177
Inventories	26	152,133,928	130,280,564
Taxes receivable	27	175,099,938	211,747,572
Prepaid expenses	28	126,599,888	121,714,749
Other current assets	29	89,858,639	50,405,004
Total current assets		3,282,752,824	3,998,670,824

Non-Current Assets
Accounts receivable - trade	24	13,402,844	916,813
Accounts receivable - other	25	5,777,362	15,237,939
Taxes receivable	27	131,952,465	124,531,128
Prepaid expenses		3,859,574	2,628,424
Investments in group companies	30	485,209,936	499,098,279
Other investments	31	34,805,831	132,391,079
Intangible assets	7.d and 32	3,165,277,091	3,490,881,263
Tangible assets	7.d and 33	3,566,292,220	3,942,033,190
Post retirement benefits	9	123,363,052	134,060,519
Deferred taxes	18	983,297,937	1,167,007,154
Other non-current assets	29	566,963,551	663,792,688
Assets related to discontinued operations	7.d and 19	1,105,918,714	—
Total non-current assets		10,186,120,577	10,172,578,476
Total assets		13,468,873,401	14,171,249,300

LIABILITIES
Current Liabilities
Short-term debt	34	1,372,617,103	1,372,724,030
Accounts payable	35	889,351,668	1,115,089,223
Accrued expenses	36	533,582,348	680,217,532
Deferred income	37	216,509,040	215,738,311
Taxes payable	27	302,962,039	316,962,828
Provisions	38	130,325,371	105,151,491
Other current liabilities	39	125,869,815	82,495,889
Total current liabilities		3,571,217,384	3,888,379,304

Non-Current Liabilities
Medium and long-term debt	34	4,259,239,452	4,467,537,132
Taxes payable	27	39,472,776	25,787,484
Deferred income	37	14,024,974	380,097
Provisions	38	105,020,955	102,633,567
Post retirement benefits	9	1,378,597,016	1,807,570,587
Deferred taxes	18	69,541,104	90,377,817
Other non-current liabilities	39	593,372,578	682,545,374
Liabilities related to discontinued operations	7.d and 19	549,665,191	—
Total non-current liabilities		7,008,934,046	7,176,832,058
Total liabilities		10,580,151,430	11,065,211,362

SHAREHOLDERS’ EQUITY
Share capital	40	33,865,695	395,099,775
Treasury shares	40	(776,772,019)	(187,612,393)
Legal reserve	40	6,773,139	82,706,881
Accumulated earnings	40	2,739,107,187	1,965,055,467
Equity excluding minority interests		2,002,974,002	2,255,249,730
Minority interests	20	885,747,969	850,788,208
Total equity		2,888,721,971	3,106,037,938
Total liabilities and shareholders’ equity		13,468,873,401	14,171,249,300

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

SIX MONTHS PERIODS ENDED 30 JUNE 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006

Income and expenses recognised directly in shareholders’ equity
Post-retirement benefits
Net actuarial gains	9.6	321,609,170	247,232,776
Tax effect	18	(85,226,430)	(67,556,356)
Financial instruments and investments
Hedge accounting (i)	41	(4,766,775)	17,902,619
Investments available for sale:
Changes in fair value	31	15,093,348	(2,575,305)
Transferred to profit and loss on sale	16	(35,698,600)	—
Tax effect	18	7,349,740	(4,215,011)
Foreign currency translation adjustments (ii)		207,838,465	(40,137,433)
Other expenses recognised directly in shareholders’ equity, net (iii)		(1,892,814)	(3,688,099)
		424,306,104	146,963,191
Income recognised in the consolidated income statement		471,827,590	398,311,211
Total income recognised		896,133,694	545,274,402
Attributable to minority interests		42,742,980	(3,225,416)
Attributable to equity holders of the parent		853,390,714	548,499,818

(i)    In the first half of 2007 and 2006, this item includes a cost of Euro 9 million and a gain of Euro 2 million, respectively, which were transferred to the income statement due to its receivable and payment. In addition to these amounts, this caption includes gains of Euro 4 million and Euro 16 million in the first half of 2007 and 2006, respectively, related to the changes in the fair value of these derivatives, in connection with the increase in market interest rates.

(ii)   The gain recorded in the first half of 2007 is mainly related to the appreciation of the Real against the Euro from 2.8118 as at 31 December 2006 to 2.6024 as at 30 June 2007, while losses recorded in the first half of 2006 are basically related with the devaluation of the Real against the Euro from 2.744 as at 31 December 2005 to 2.7829 as at 30 June 2006.

(iii) This caption includes mainly other gains or losses recognised directly in shareholders’ equity, as well as current income tax related to those and other gains or losses recognised directly in shareholders’ equity. In the first half of 2007 and 2006, current income taxes recognised directly in shareholders’ equity amounted to Euro 4,437,430 and Euro 2,667,726, respectively (Note 27), and are related to the tax effect on the dividends received from the equity swaps over PT’s own shares.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

SIX MONTHS PERIODS ENDED 30 JUNE 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006

OPERATING ACTIVITIES
Collections from clients		3,398,921,350	3,289,356,537
Payments to suppliers		(1,752,863,314)	(1,687,127,370)
Payments to employees		(355,859,645)	(380,282,560)
Payments relating to indirect taxes and other	43.a	(304,473,149)	(276,887,441)
Payments relating to post retirement benefits	9	(161,344,169)	(434,611,066)
Payments relating to income taxes	43.b	(107,762,732)	(20,853,879)
Cash flow from operating activities from continued operations		716,618,341	489,594,221
Cash flow from operating activities from discontinued operations	19	126,527,500	106,115,849
Cash flow from operating activities (1)		843,145,841	595,710,070

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	43.c	8,768,489,704	12,250,416,140
Financial investments	43.d	115,298,232	—
Tangible and intangible assets		4,862,109	4,398,230
Interest and related income		99,677,026	136,829,625
Dividends	43.e	38,026,820	13,246,119
Other investing activities	43.f	127,003,463	27,902,978
		9,153,357,354	12,432,793,092
Payments resulting from
Short-term financial applications	43.c	(8,121,682,820)	(10,172,017,196)
Financial investments	43.g	(1,196,622)	(34,491,057)
Tangible fixed assets		(400,270,030)	(337,359,253)
Other investing activities		(12,988,885)	(21,699,682)
		(8,536,138,357)	(10,565,567,188)
Cash flow from investing activities related to continued operations		617,218,997	1,867,225,904
Cash flow from investing activities related to discontinued operations	19	(46,364,829)	(72,524,912)
Cash flow from investing activities (2)		570,854,168	1,794,700,992

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	43.h	6,447,022,308	5,493,662,944
Subsidies		984,420	1,379,363
Other financing activities		430,649	92,069
		6,448,437,377	5,495,134,376
Payments resulting from
Loans repaid	43.h	(7,088,053,295)	(7,202,751,303)
Lease rentals (principal)		(7,554,596)	(5,639,327)
Interest and related expenses		(290,388,184)	(384,603,373)
Dividends	43.i	(529,015,031)	(530,382,158)
Other financing activities	43.j	(23,344,540)	(64,574,270)
		(7,938,355,646)	(8,187,950,431)
Cash flow from financing activities related to continued operations		(1,489,918,269)	(2,692,816,055)
Cash flow from financing activities related to discontinued operations	19	5,994,601	(41,024,316)
Cash flow from financing activities (3)		(1,483,923,668)	(2,733,840,371)

Change in cash and cash equivalents (4)=(1)+(2)+(3)		(69,923,659)	(343,429,309)

Effect of exchange differences		21,107,165	2,216,941

Cash and cash equivalents at the beginning of the period		548,464,617	612,158,485

Cash and cash equivalentes from continued operations		462,982,493	270,946,117
Cash and cash equivalentes from discontinued operations		36,665,630	—
Cash and cash equivalents at the end of the period		499,648,123	270,946,117

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 30 June 2007

(Amounts stated in Euros, except where otherwise stated)

1. Introduction

a) Parent company

Portugal Telecom, SGPS, SA (formerly Portugal Telecom, SA, “Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA (“Telecom Portugal”), Telefones de Lisboa e Porto (TLP), SA (“TLP”) and Teledifusora de Portugal, SA (“TDP”). On 12 December 2000, Portugal Telecom, SA changed its name to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’ s share capital is mainly owned by private shareholders. On 30 June 2007, the Portuguese State owned, directly or indirectly, 7.75% of the total ordinary shares and all of the A Shares (Note 40.1) of Portugal Telecom.

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Continued operations

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications services in Portugal and abroad, including Brazil.

In Portugal, fixed line services are rendered by PT Comunicações, SA (“PT Comunicações”), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying

Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”).

Data transmission services are rendered through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA (“PT Prime”), which is also an Internet Service Provider (“ISP”) for large clients.

ISP services for residential clients are rendered through PT.com - Comunicações Interactivas, SA (“PT.com), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, SA (“TMN”), under a GSM license granted by the Portuguese State in 1992 (period of 15 years), renewed in 2006 until 16 March 2022, and a UMTS license obtained in 19 December 2000 (period of 15 years).

In Brazil, the Group renders mobile telecommunications services through Brasilcel NV (“Brasilcel” or “Vivo”), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA - “PT Móveis”) and Telefónica (through Telefónica Móviles, SA) to join the mobile operations of each group. Currently, Brasilcel, through its company Vivo, SA, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, and eleven states in the Midwestern and Northern regions of Brazil. On July 2007, Vivo has signed a stock purchase agreement with Telpart Participações S.A. (“Telpart”) to acquire control of Telemig Celular Participações S.A. (“Telemig Participações”) and Tele Norte Celular Participações S.A. (“Tele Norte Participações”), mobile operators in the Brazilian State of Minas Gerais and in the region of Amazónia.

Discontinued operations

PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, SA (“PT Multimedia”) is the Group’s subsidiary for multimedia operations. Through its subsidiary TV Cabo Portugal, SA (“TV Cabo”), PT Multimedia renders cable and satellite television services and voice and internet access services in mainland Portugal, Madeira and Azores. PT Multimedia also renders other multimedia services in Portugal, namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, SA (“Lusomundo Audiovisuais”) and the distribution and exhibition of movies through Lusomundo Cinemas, SA (“Lusomundo Cinemas”). At the last Annual General Meeting of Portugal Telecom held on 27 April 2007, it was approved the free allotment (spin-off) of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders. Pursuant to this decision, the assets, liabilities and results of this business were presented in the consolidated financial statements under the caption “Discontinued operations” (Note 19).

The consolidated financial statements for the six months period ended 30 June 2007 were approved by the Board of Directors and authorized for issue on 21 September 2007.

2. Basis of presentation

Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom are prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 30 June 2007. For Portugal Telecom, there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board.

Consolidated financial statements have been prepared assuming the continuity of operations, based on the accounting records of all subsidiaries (Exhibit I).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption “Minority interests” (Note 20).

Losses applicable to the minorities in excess of the minority’s interest in the subsidiary’s equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or disposed during the period are included in the consolidated income statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

All transactions and balances with jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Jointly controlled entities are presented in Exhibit III.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

Financial investments in associated companies are accounted for under the equity method (Exhibit II). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group’s share in the results of the associated company, recorded as part of financial results under the caption “Equity in earnings and losses of associated companies” (Note 30). In addition, financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recorded as a reduction in the value of financial investments.

Profits and losses occurring in transactions with associated companies are eliminated to the extent of the Group’s interest in the associate, and recorded against the corresponding financial investment.

Non-current assets held for sale and disposal groups

Non-current assets and disposal groups are classified as held for sale or as discontinued operation when the asset or the group of assets will be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets will be transferred in the transaction. This condition is regarded as met, only when: (i)  the subject transaction is highly probable and the asset or group of assets are available for immediate sale or to be transferred in its present condition; (ii) the Group has assumed a commitment to the subject of transaction; and (iii) the transaction is expected to be completed within one year. Non-current assets classified as held for sale are measured at the lower of the assets’ previous carrying amount or the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Considering the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the balance sheet date. Exchange gains or losses are recognised in the Statement of Recognised Income and Expenses under the caption “Cumulative foreign currency translation adjustments”.

Goodwill related to associated companies is recognised under the caption “Investments in group companies” (Note 30) and goodwill related to subsidiaries and jointly controlled entities is recognized under the caption “Intangible assets” (Note 32). Goodwill is not amortised, but tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

During 2006 the main change in the consolidation Group was the inclusion of Mobile Telecommunications Limited (“MTC”), following the acquisition of a 34% stake in the share capital of this company in September 2006. In connection with this transaction, Portugal Telecom entered into an agreement with the remaining shareholders of MTC, under which Portugal Teleocm has the power to set and control the financial and operating policies of this company. Accordingly, Portugal Telecom consolidated MTC’s assets, liabilities and results as from the date the control has been transferred. PT’s consolidated financial statements include MTC’s assets and liabilities as at 30 June 2007 and 31 December 2006 and its results in the six months period ended 30 June 2007.

During the first half of 2007, there were no significant changes in the consolidated Group.

3. Summary of significant accounting policies, judgments and estimates

a) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b) Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when the net realizable value is lower than the average cost, recorded in net income of the period the loss occurs under the caption “Cost of products sold”. Usually these losses are related to technological obsolescence and lower rotation.

c) Tangible assets

Tangible assets are stated at acquisition cost, net of accumulated depreciation, accumulated impairment losses, if any, and investment subsidies. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 38). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	4 - 20
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunications equipment	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset’s carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured. Depreciation periods correspond to the period of the expected benefits.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in the income statement under the caption “Losses and gains on disposals of fixed assets, net” when occurred.

d) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

Intangible assets include mainly goodwill (Note 2.a), telecommunications licenses and related rights and software licenses.

Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or make it available for sale.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Telecommunications licenses:

• Band A and Band B licenses held by Vivo	Period of the license
• Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
• UMTS license owned by TMN	Period of the license (until 2015)
Software licenses	3 - 6
Other intangible assets	3 - 8

As a result of the application of the purchase price allocation methodology to the acquisition of MTC, undertaken at the end of 2006, Portugal Telecom has identified an intangible asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This agreement does not have a definite useful life and therefore this intangible asset is not amortized but is subject to annual impairment tests.

e) Investment property

Investment property includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in income statement of the period.

f) Impairment of tangible and intangible assets, excluding goodwill

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline, mobile and multimedia (classified as a discontinued operation) businesses in Portugal and mobile in Brazil. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the profit and loss statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

g) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to the related parties.

Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 38). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption “Net interest expense”.

Provisions are updated on the balance sheet date, considering the best estimate of the Group’s management.

h) Pension benefits

Under several defined benefit plans, PT Comunicações, PT Sistemas de Informação, SA (“PT SI”) and DCSI – Dados, Comunicações e Soluções Informáticas, Lda (“DCSI”) are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1).

The amount of the Group’s liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Prior years’ service gains or losses related to vested rights are recognised when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Pension and pension supplement liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions deducted by the fair value of pension fund assets and any prior years’ service gains or losses not yet recognised.

Contributions made by the Group to defined contribution pension plans are recognised in net income when incurred.

i) Post retirement health care benefits

Under a defined benefit plan, PT Comunicações, PT SI and DCSI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom - Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações - Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 9.2).

The amount of the Group’s liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Prior years’ service gains or losses related to vested rights are recognised when occur. Otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Accrued post retirement health care liabilities stated in the balance sheet correspond to the present value of obligations from defined benefit plans, deducted by the fair value of fund assets and any prior years’ service gains or losses not yet recognised.

j) Pre-retirement, early retirement and suspended employees

The Group recognizes a liability for the payment of salaries up to the date of retirement and for pensions, pension supplements and health care expenses after that date, in relation to all employees that are under a suspended contract agreement, or that have pre-retired or early retired. This liability is recognised in the net income under the caption “Curtailment costs, net” when the Group signed the suspended contracts, or allows for pre-retirement or early retirement (Note 9).

k) Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets.

l) Financial assets and liabilities

Financial assets and liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Loans and receivables (Notes 24 and 25)

Trade receivables, loans granted and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as receivables or loans granted.

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are computed basically based on (a) the aging of the receivables and (b) the credit profile of specific customers.

(ii) Investments (Note 31)

Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: held to maturity, available for sale or financial assets carried at fair value through profit and loss.

Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next 12 months from the balance sheet date. This caption includes all investments with a defined maturity if the Group intends and has the ability to hold them until that date. Available for sale investments are those related to listed shares held by the Group that are traded in a quoted market and for which the Company does not have a strategic interest. Available for sale investments are classified as non-current assets (Note 31). Portugal Telecom carries financial assets at fair value through profit and loss for those investments held specifically for trading purposes.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

Subsequent to the initial recognition, available for sale investments are measured at fair value through equity, except for available for sale investments not listed in any active market and where an estimate of fair value is not reliable which are recognised at acquisition cost, net of any impairment losses. On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

(iii) Financial liabilities and equity instruments (Note 34)

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on the proceeds, net of any costs of issuance.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the balance sheet date, the debt component is recognised at amortised cost.

(iv) Bank loans (Note 34)

Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest cost, which is computed based on the effective interest rate and including premiums, is recognised when incurred.

(v) Accounts payable - trade (Note 35)

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting (Note 41)

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to analysis and Board approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders’ equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” is transferred to net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as “derivatives held for trading” and recognised in net income.

(vii) Treasury shares (Note 40)

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares” at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and are accounted for as an acquisition of treasury shares on the inception date of the contract.

(viii) Cash and cash equivalents and short term investments (Note 23)

Cash and cash equivalents comprise cash on hand and demand bank deposits. Short term investments comprise short term highly liquid investments, due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption “Short-term debt”.

(ix) Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby some telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company’s consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, and therefore those entities were fully consolidated in the Company’s financial statements. Consolidated non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 29), and non-current liabilities include the future payments under the leasing contract (Note 39). As at the balance sheet date, those amounts are measured at fair value.

Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m) Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

•      the tangible assets are identifiable;

•      the tangible assets will generate future economic benefits which can be reliably estimated; and

•      development  expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liability to the lessor, are accounted for using the finance method, in accordance with the lease payment plan (Note 34). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 13).

o) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

Portugal Telecom and PT Multimedia have adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which they hold at least  90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regimes of Portugal Telecom and PT Multimedia are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are reverse. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity.

p) Revenue recognition

Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with the operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from telephone line rentals are recognised as an operating lease in the period to which they apply, under the caption “Other revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações’s telephone directories, as well as for selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 64% of its gross revenues from the sale of advertising space in telephone directories. Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

Revenues from the Pay-TV, Broadband and Telephony business segment of PT Multimedia result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service are recognised in the period the service is rendered; (ii) advertising placed on the cable television channels are recognised in the period the advertising is placed; (iii) rental of equipment is recognised in the period it is rented; and (iv) sale of equipment is recognised at the moment of sale.

Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights.

q) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Foreign currency translation adjustments”, and included in the Statement of Recognised Income and Expenses.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

•                  Assets and liabilities at exchange rates prevailing at the balance sheet date;

•                  Profit and loss items at average exchange rates for the reported period;

•                  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases,  at the rate effective on the day the transaction occurred); and

•                  Share capital, reserves and retained earnings at historical exchange rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Foreign currency translation adjustments” and included in the Statement of Recognised Income and Expenses.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency translation adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders’ equity and therefore these amounts are transferred to net income only if and when the related investments are disposed of.

r) Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset.

s) Cash flow statement

The consolidated statement of cash flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The “Cash and cash equivalents” item presented in the statement of cash flows also includes overdrafts, classified in the balance sheet under “Short-term debt”.

Cash flows are classified in the statement of cash flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily the acquisitions and disposals of investments in associated companies, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t) Subsequent events (Note 47)

Events that occur after the balance sheet date that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events. The most significant accounting estimates reflected in the consolidated financial statements, are as follows:

•                  Useful lives of tangible and intangible assets;

•                  Recognition of provisions and adjustments;

•                  Definition of actuarial assumptions for the assessment of post retirement liabilities;

•                  Goodwill impairment analysis; and

•                  Assessment of fair value of financial instruments.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, neither controlled by the Company nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by management, that occur after the date of the consolidated financial statements are recognised in net income, in accordance with IAS 8, using a prospective methodology.

The main estimates used by management are included in the corresponding notes to the consolidated financial statements.

4. Changes in accounting policies and estimates

During the first half of 2007, no changes occurred in the accounting policies used by the Group, when compared to those ones used in 2006.

5. Exchange rates used to translate foreign currency financial statements

As at 30 June 2007 and 31 December 2006, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	Code	30 Jun 2007	31 Dec 2006
Argentine peso	ARS	4.1726	4.0474
Australian dollar	AUD	1.5885	1.6691
Botswana pula	BWP	8.3752	7.9313
Brazilian real	BRL	2.6024	2.8118
British pound	GBP	0.674	0.6715
Canadian dollar	CAD	1.4245	1.5281
Cape Verde Escudo	CVE	110.2650	110.2650
CFA franc	XOF	655.9570	655.9570
Chinese Yuan Renmimbi	CNY	10.2816	10.2793
Danish krone	DKK	7.4422	7.456
Hong Kong dollar	HKD	10.5569	10.2409
Hungarian forint	HUF	246.1500	251.7700
Japanese yen	JPY	166.6300	156.9300
Kenyan shilling	KES	90.2134	91.6632
Macao pataca	MOP	10.8736	10.5481
Moroccan dirham	MAD	11.1811	11.1354
Mozambique metical	MZN	35.1900	34.4700
Namibian dollar	NAD	9.5531	9.2124
Norwegian krone	NOK	7.9725	8.2380
São Tomé Dobra	STD	18,178.3	17,222.3
South African rand	ZAR	9.5531	9.2124
Swedisk krone	SEK	9.2525	9.0404
Swiss franc	CHF	1.6553	1.6069
Ugandan shilling	UGX	2,145.9	2,292.2
USDollar	USD	1.3505	1,317

During the first half of 2007 and 2006, income statements of subsidiaries expressed in foreign currencies were translated using the following average exchange rates to the Euro:

Currency	Code	2007	2006
Argentine peso	ARS	4.1295	3.7961
Botswana pula	BWP	8.296	6.8988
Brazilian real	BRL	2.7218	2.6925
Cape Verde Escudo	CVE	110.2650	110.2650
CFA franc	XOF	655.9570	655.9570
Chinese Yuan Renmimbi	CNY	10.2805	9.8721
Hungarian forint	HUF	250.3783	260.5600
Kenyan shilling	KES	91.2021	89.2365
Macao pataca	MOP	10.7391	9.8224
Moroccan dirham	MAD	11.1524	10.989
Mozambique metical	MZN	35.1150	30.8875
Namibian dollar	NAD	9.5768	7.7668
São Tomé Dobra	STD	17,825.7	14,971.4
Swiss franc	CHF	1.6341	1.5613
Ugandan shilling	UGX	2,279.7	1,887.6
USDollar	USD	1.3344	1.2292

6. Revenues

Consolidated revenues by reportable segment in the first half of 2007 and 2006, are as follows:

	2007	2006

Wireline (Note 7.a)	936,211,293	991,049,705
Services rendered (Note 3.p)	901,932,468	966,441,864
Sales (i)	20,691,799	14,774,550
Other revenues (ii)	13,587,026	9,833,291

Domestic Mobile - TMN (Note 7.b)	690,144,062	685,959,001
Services rendered (Note 3.p)	631,745,842	627,879,251
Sales (i)	54,459,699	53,738,418
Other revenues (ii)	3,938,521	4,341,332

Brazilian Mobile - Vivo (Note 7.c)	1,140,307,875	1,014,402,164
Services rendered (Note 3.p)	1,032,962,270	855,281,771
Sales (i)	88,006,160	135,942,368
Other revenues (ii)	19,339,445	23,178,025

Other businesses (iii)	189,132,032	114,275,731
Services rendered	181,102,120	107,191,741
Sales	4,310,852	3,828,902
Other revenues	3,719,060	3,255,088
	2,955,795,262	2,805,686,601

(i)   These captions include mainly the sales of terminal equipment of the wireline business, namely fixed telephones and modems (internet access), and terminal mobile equipments of TMN and Vivo.

(ii)  Other revenues include mainly the benefits from contractual penalties imposed to customers, rentals of equipment and of other own infra-structures, and revenues resulting from consultancy projects.

(iii) This caption is related to services rendered and sales of companies not included in reportable segments, including mainly Mobitel (call center operation in Brazil), MTC (mobile operator in Namíbia) and Cabo Verde Telecom (telecommunications operator).

Consolidated revenues in the first half of 2007 and 2006 by geographic area, are as follows:

	2007	2006

Portugal	1,675,159,376	1,712,780,618
Brazil	1,172,873,049	1,045,621,625
Other countries	107,762,837	47,284,358
	2,955,795,262	2,805,686,601

7. Segment reporting

Portugal Telecom’s primary basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversee and control the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments from the continuing operations as at 30 June 2007 and 2006 are as follows:

a.          Wireline (including Retail, Wholesale and Data and Corporate);

b.         Domestic Mobile (TMN); and

c.          Brazilian Mobile (Vivo).

The Wireline segment includes PT Comunicações, PT Prime, PT.com and PT Corporate.

In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the “Domestic Mobile” and “Brazilian Mobile”, due to the differences between licenses and technologies of both. In terms of technology, GSM/UMTS is the technology used by TMN, while CDMA is the main technology used by Vivo. Also, the telecommunications markets in Portugal and Brazil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support PT’s decision to establish the two different businesses.

Portugal Telecom’s secondary basis of segmentation is geographical, under which it distinguishes three segments:

a.          Portugal;

b.         Brazil; and

c.          Other countries.

Segment information for the six-month periods ended 30 June 2007 and 2006 is presented below.

a) Wireline

Income statement of this reportable segment for the six months periods ended 30 June 2007 and 2006 are as follows:

	2007	2006

REVENUES
Services rendered - external customers (Note 6)	901,932,468	966,441,864
Services rendered - inter-segment	50,825,491	58,998,144
Sales - external customers (Note 6)	20,691,799	14,774,550
Sales - inter-segment	218,157	53,121
Other revenues - external customers (Note 6)	13,587,026	9,833,291
Other revenues - inter-segment	5,672,701	3,362,109
	992,927,642	1,053,463,079

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	126,808,645	138,976,823
Post retirement benefits (i)	(17,431,420)	23,798,000
Direct costs	172,366,091	172,447,918
Costs of products sold	18,416,713	15,878,587
Marketing and publicity	15,124,750	20,027,214
Support services	58,389,791	72,404,401
Supplies and external services	107,411,832	105,436,514
Indirect taxes	3,925,001	3,170,801
Provisions and adjustments	1,894,826	14,454,523
Depreciation and amortisation	162,664,049	170,876,102
Work force reduction program costs	83,824,850	13,100,398
Net gains on disposals of fixed assets (ii)	10,784,444	(1,649,857)
Other costs, net	12,083	3,048,633
	744,191,655	751,970,057

Income before financial results and taxes	248,735,987	301,493,022

Net interest income	1,073,613	(2,307,630)
Net foreign currency exchange losses (gains)	322,126	350,021
Net losses/(gains) on financial assets	(808,399)	(491,395)
Net other financial expenses	684,843	341,315
	1,272,183	(2,107,689)

Income before taxes	247,463,804	303,600,711

Minus: Income taxes	69,462,496	85,657,342

Net income	178,001,308	217,943,369

(i)        The change in this caption is primarily related to the recognition of prior years’ service gains of Euro 37,245,920 in the first half of 2007 and Euro 14,642,000 in the first half of 2006, and to the reduction in the service cost following the reduction in healthcare benefits introduced at the end of 2006 (Note 9).

(ii)      In the first half of 2007, this caption includes approximately Euro 11 million related to the write-off of certain fixed assets (Note 33).

Total assets and liabilities of this segment as at 30 June 2007 and 31 December 2006 are as follows:

	30 Jun 2007	31 Dec 2006

Assets	3,889,498,555	4,203,333,498
Liabilities	2,743,649,029	3,152,213,639

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2007 and 2006 were Euro 105 million and Euro 100 million, respectively.

As at 30 June 2007 and 2006, the total staff in the wireline business was 6,979 and 7,723 employees, respectively.

b) Domestic Mobile - TMN

Income statement of this reportable segment for the six months periods ended 30 June 2007 and 2006 are as follows:

	2007	2006

REVENUES
Services rendered - external customers (Note 6)	631,745,842	627,879,251
Services rendered - inter-segment	34,796,609	33,823,374
Sales - external customers (Note 6)	54,459,699	53,738,418
Sales - inter-segment	2,677,103	137,249
Other revenues - external customers (Note 6)	3,938,521	4,341,332
Other revenues - inter-segment	519,451	29,553
	728,137,225	719,949,177

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	25,425,663	29,213,826
Direct costs	137,278,831	144,947,347
Costs of products sold	72,112,191	72,691,825
Marketing and publicity	12,707,316	11,560,365
Support services	20,244,058	15,880,520
Supplies and external services	113,582,589	109,889,061
Indirect taxes	14,206,783	13,726,481
Provisions and adjustments	5,165,082	3,267,757
Depreciation and amortisation	106,057,175	108,244,796
Work force reduction costs	608,143	—
Net losses on disposals of fixed assets	669,233	794,946
Other costs	1,165,819	410,061
	509,222,883	510,626,985

Income before financial results and taxes	218,914,342	209,322,192

Net interest income (i)	(6,429,767)	(1,624,931)
Net foreign currency exchange losses (gains)	74,779	477,936
Equity in losses of affiliated companies, net	825	6,979
Net other financial expenses	444,170	417,634
	(5,909,993)	(722,382)

Income before taxes	224,824,335	210,044,574

Minus: Income taxes	59,778,910	57,291,556

Net income	165,045,425	152,753,018

(i)    The increase in net interest income is related to the increase in cash flow generated by TMN in the last two years.

Total assets and liabilities of this segment as at 30 June 2007 and 31 December 2006 are as follows:

	30 Jun 2007	31 Dec 2006

Assets	2,443,799,020	2,496,628,387
Liabilities	1,209,065,940	1,205,928,371

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2007 and 2006 were Euro 71 million and Euro 51 million, respectively.

As at 30 June 2007 and 2006, the total staff in this segment was 1,126 and 1,165 employees, respectively.

c) Brazilian Mobile

Income statement of this reportable segment for the six months periods ended 30 June 2007 and 2006 are as follows:

	2007	2006

REVENUES
Services rendered - external customers (Note 6) (i)	1,032,962,270	855,281,771
Sales - external customers (Note 6)	88,006,160	135,942,368
Other revenues - external customers (Note 6)	19,339,445	23,178,025
Other operating revenues - inter-segment	7,161	(41,158)
	1,140,315,036	1,014,361,006

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	63,552,168	58,613,111
Direct costs (i)	195,047,393	79,164,207
Costs of products sold	190,753,812	200,662,711
Marketing and publicity	32,101,304	36,165,310
Support services	83,755,833	82,123,483
Supplies and external services	161,639,361	174,329,807
Indirect taxes	71,795,969	62,825,901
Provisions and adjustments (ii)	66,960,585	122,840,131
Depreciation and amortisation	243,074,432	255,317,965
Net losses (gains) on disposals of fixed assets	1,203,319	264,108
Other costs	1,404,096	3,406,715
	1,111,288,272	1,075,713,449

Income before financial results and taxes	29,026,764	(61,352,443)

Net interest expense (iii)	34,767,271	49,351,405
Net foreign currency exchange gains	(3,729,277)	(8,170,513)
Net losses (gains) on financial assets	2,591,368	(776,760)
Net other financial expenses (iv)	9,859,898	17,361,589
	43,489,260	57,765,721

Income before taxes	(14,462,496)	(119,118,164)

Minus: Income taxes	105,731	(422,307)

Net income	(14,568,227)	(118,695,857)

(i)         The increase in services rendered and in direct costs is primarily explained by the termination of the partial “Bill & Keep” interconnection regime in Brazil, which led to the gross recognition of interconnection revenues and costs (Note 10).

(ii)        The reduction in this caption is mainly explained by (1) the impact of a one-off provision recorded in the first half of 2006 (Euro 30 million) related to billing problems following the migration to a unified platform, and also (2) a lower level of provisions related to subscription fraud and premature insolvency.

(iii)      The reduction in net interest expenses is primarily related to the decrease in the average net debt of Vivo in the first half of 2007, as compared with the same period of last year.

(iv)      The reduction in this caption is primarily explained by financial taxes incurred in the first half of 2006 related to Vivo’s debt restructuring occurred in that period.

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2007 and 2006 were Euro 105 million and Euro 115 million, respectively.

A summarized balance sheet of 50% of the assets and liabilities of Vivo as at 30 June 2007 and 31 December 2006 is presented below:

	30 Jun 2007	31 Dec 2006

Current assets	901,633,264	902,752,315
Intangible assets	2,342,948,980	2,245,254,964
Tangible assets	1,159,993,903	1,131,810,840
Deferred taxes	384,794,302	351,507,323
Other non-current assets	155,420,624	142,454,925
Total assets	4,944,791,073	4,773,780,367

Current liabilities	997,810,831	1,059,188,211
Medium and long-term debt	494,198,334	517,255,183
Other non-current liabilities	106,197,539	87,071,963
Total liabilities	1,598,206,704	1,663,515,357

As at 30 June 2007 and 2006, the total staff in this segment (50% of Vivo) was 2,747 and 2,884 employees, respectively.

d) Reconciliation of revenues, net income and assets

In the first half of 2007 and 2006, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2007	2006

Total relating to reportable segments	2,861,379,903	2,787,773,262
Total relating to other businesses (i)	326,761,626	234,087,923
Elimination of intragroup revenues	(232,346,267)	(216,174,584)
Total consolidated revenues	2,955,795,262	2,805,686,601

(i)         The increase in this caption is mainly related to the consolidation of MTC from September 2006, which contributed with Euro 57 million to PT’s consolidated operating revenues in the first half of 2007, and to the improvement in operating revenues from Cabo Verde Telecom of Euro 10 million.

In the first half of 2007 and 2006, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2007	2006

Total relating to reportable segments	328,478,506	252,000,530
Total relating to other businesses (i)	20,199,526	(22,203,635)
Other items not included in reportable segments:
Net interest expense related with loans obtained at group level	(61,439,621)	(65,241,665)
Net foreign currency exchange gains (losses)	(697,069)	(5,714,447)
Net gains (losses) on financial assets (ii)	144,167,144	(14,070,018)
Equity accounting in earnings of affiliated companies	52,870,367	45,618,942
Income tax not included in reportable segments (iii)	(11,751,263)	207,921,504
Consolidated net income	471,827,590	398,311,211

(i)        The improvement in this caption is mainly related to the income before financial results and taxes of MTC in the first half of 2007 amounting to Euro 24 million, a company that was only acquired in September 2006.

(ii)      In the first half of 2007, this caption includes primarily (a) the gain of Euro 35,698,600 (Note 16) related to the disposal of the investment in Banco Espírito Santo, (b) the gain of Euro 77,428,725 (Note 41) related to the change in the fair value of the equity swaps over PT Multimedia shares up to its settlement date, and (c) the gain of Euro 31,247,010 (Note 16) related to the financial settlement of equity swaps over own shares.

(iii)     In the first half of 2006, this caption includes mainly (a) the recognition of a tax credit amounting to Euro 53 million (Note 18) related to the liquidation of a subsidiary, and (b) a gain of Euro 142 million (Note 18) resulting from the reduction of deferred tax liabilities following the adoption by the Company of the voluntary taxation regime for certain gains on the disposals of investments made in previous years, whose taxation was deferred at that time in accordance with the tax legislation.

As at 30 June 2007 and 31 December 2006, the reconciliation between assets of reportable segments and consolidated assets is as follows:

	30 Jun 2007	31 Dec 2006

Total assets relating to reportable segments (i)	11,278,088,648	12,625,567,751
Total assets relating to discontinued operations (Note 19)	1,105,918,714	—
Total assets relating to other businesses and eliminations (ii)	529,758,144	894,074,388
Other items not included in reportable segments:
Investments in group companies and other investments (iii)	493,161,176	585,838,311
Goodwill (Note 32)	61,946,719	65,768,850
Total consolidated assets	13,468,873,401	14,171,249,300

(i)         As at 31 December 2006, this caption includes Euro 1,151,825,499 related to PT Multimédia segment, which as at 30 June 2007 was recognized as a discontinued operation.

(ii)       The decrease in this caption is primarily related to the reduction on the short-term investments held by the Group, as explained in Note 23.

(iii)      The reduction in this caption is primarily explained by the sale of the investment in Banco Espírito Santo, which as at 31 December 2006 amounted to Euro 95,340,000 (Note 31).

As at 30 June 2007 and 31 December 2006, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

	30 Jun 2007	31 Dec 2006

Total liabilities relating to reportable segments (i)	5,550,921,673	6,572,770,085
Total liabilities relating to discontinued operations (Note 19)	549,665,191	—
Total liabilities relating to other businesses and eliminations	(309,990,308)	(252,389,174)
Other items not included in reportable segments:
Gross debt	4,789,554,874	4,744,830,451
Total consolidated liabilities	10,580,151,430	11,065,211,362

(i)    As at 31 December 2006, this caption includes Euro 551,112,718 related to PT Multimédia segment, which as at 30 June 2007 was recognized as a discontinued operation.

Total assets, liabilities, tangible assets and intangible assets by geographic area as at 30 June 2007 and 31 December 2006 and capital expenditures for tangible and intangible assets in the first half of 2007 and 2006 are as follows:

	30 Jun 07				First half of 2007
	Total assets	Total liabilities	Tangible assets	Intangible assets	Capital expenditures for tangible and intangible assets

Portugal	7,892,699,937	5,784,996,080	2,278,477,833	726,610,615	180,613,345
Brazil	5,132,657,134	1,626,736,990	1,174,419,061	2,348,205,216	108,350,343
Other (i)	443,516,330	3,168,418,360	113,395,326	90,461,260	17,866,341
	13,468,873,401	10,580,151,430	3,566,292,220	3,165,277,091	306,830,029

	31 Dec 06				First half of 2006
	Total assets	Total liabilities	Tangible assets	Intangible assets	Capital expenditures for tangible and intangible assets

Portugal	8,754,295,771	6,131,463,187	2,685,753,152	1,148,693,900	158,815,282
Brazil	4,866,913,022	1,690,551,545	1,145,651,310	2,249,235,370	117,704,471
Other (i)	550,040,507	3,243,196,630	110,628,728	92,951,993	4,448,032
	14,171,249,300	11,065,211,362	3,942,033,190	3,490,881,263	280,967,785

(i)    As at 30 June 2007, assets and liabilities of other geographic areas included Euro 98,218,912 and Euro 3,088,702,898 respectively, related to PT Finance, the group finance subsidiary incorporated in the Netherlands. The assets of PT Finance correspond mainly to short-term investments and the liabilities correspond mainly to loans obtained in financial markets, which are then used to finance the Company’s businesses primarily in Portugal. As at 31 December 2006, assets and liabilities of other geographic areas include Euro 195,242,342 and Euro 3,158,205,855 respectively, related to PT Finance.

8.   Wages and salaries

During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006

Salaries	257,572,543	270,478,520
Employee Benefits	49,903,307	46,182,128
Health care	6,544,743	5,551,374
Social care	2,154,424	2,820,946
Learning	2,952,584	3,943,892
Insurance	2,194,042	2,234,235
Other	1,291,544	1,018,645
	322,613,187	332,229,740

9.   Post retirement benefits

9.1. Pension benefits

As referred to in Note 3.h, PT Comunicações is responsible for the payment of pensions and pension supplements to retired, suspended and active employees. These liabilities, which are estimated based on actuarial valuations, are as follows:

a)       Retirees and employees of Telecom Portugal (“Plan CGA”) hired prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese government social security system. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (with an annual increase in some cases).

b)       Retirees and employees of TLP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese social security retirement age. After that date, these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

c)       Retirees and employees of TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of the pre-retirement) until they reach the Portuguese social security retirement age. After that date, these employees have the right to this pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

d)       Retirees and employees of Companhia Portuguesa Rádio Marconi, SA (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to two different supplemental pension benefits (“Marconi Fundo de Melhoria” and “Marconi Complementary Fund”). Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese government social security system.

e)       On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

PT SI and DCSI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

The actuarial valuations for these plans, as at 30 June 2007 and 2006 and  as at 31 December 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	30 Jun 07	31 Dec 06	30 Jun 06
Rate of return on long-term fund assets	6.00%	6.00%	6.00%
Pensions liabilities’ discount rate	5.25%	4.75%	5.00%
Salaries liabilities’ discount rate	4.75%	4.25%	4.25%
Salary growth rate	2.25%	2.25%	3.00%
Pension growth rate	1.75%	1.75%	2.00%
Inflation rate	1.75%	1.75%	2.00%

The discount rate for pension liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Salary growth rate was established considering a 50 bp yield above inflaction. This assumption is in line with PT Comunicações’ policy for wages and salaries.

The demographic assumptions considered as at 30 June 2007 and 2006 and 31 December 2006 were as follows:

Mortality table:

Employees (while in active service):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90)m adjusted
Females	PA (90)f adjusted

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

During the first half of 2007 Dec-Law 187/2007 was published, which introduced some changes to pension formulas in order to guarantee the long-term financial sustainability of the Portuguese social security system. These changes are also applied to some of PT Comunicações plans, which led to a reduction in the total pension liability. In addition, PT Comunicações reduced the benefits granted under the same pension plans. The impact of the above mentioned changes to benefits, reduced PT’s pension liability by Euro 42,776,920, of which Euro 37,245,920 was recognized as a prior year service gain, since it was related to vested rights, and the remaining Euro 5,531,000 was related to unvested rights and therefore was deferred up to the retiment date (Note 3.h).

Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 30 June 2007 and  31 December 2006 are as follows:

	30 Jun 07	31 Dec 06
Projected benefit obligation:
Pension and pension supplements	2,825,499,466	3,073,825,333
Salaries and gratuities to pre-retired and suspended employees	991,516,038	997,670,254
	3,817,015,504	4,071,495,587
Pension funds assets at fair value	(2,458,206,970)	(2,263,925,000)
Unfunded pension obligations	1,358,808,534	1,807,570,587
Prior years’ service gains (i)	5,531,000	—
Present value of unfunded pension obligations (Note 9.3)	1,364,339,534	1,807,570,587

(i)    This caption refers to the component of the prior years’ service gain resulting from the changes in the benefits granted under pension plans introduced during the first half of 2007, related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (15 years).

As at 30 June 2007 and  31 December 2006, the portfolio of pension funds was as follows:

	30 Jun 07		31 Dec 06
	Amount	%	Amount	%
Equities (i)	1,183,656,703	48.2%	1,024,536,020	45.3%
Bonds	784,189,484	31.9%	726,262,119	32.1%
Property (ii)	178,842,867	7.3%	264,172,280	11.7%
Cash, treasury bills, short-term stocks and other current assets	311,517,916	12.7%	248,954,581	11.0%
	2,458,206,970	100.0%	2,263,925,000	100.0%

(i)    As at 30 June 2007 and 31 December 2006, this caption includes investments in PT shares and in shares of related parties, as follows:

	30 Jun 2007		31 Dec 2006
	Number of		Number of
	shares	Amount	shares	Amount

Banco Espírito Santo	11,204,497	184,650,111	13,107,904	178,529,652
Telefónica	7,631,820	126,230,303	8,928,305	143,924,277
Portugal Telecom	3,315,892	33,921,575	3,887,262	38,250,658
		344,801,989		360,704,587

(ii)   As at 30 June 2007, this caption includes certain properties that have been rented to PT Group companies, which represent approximately 89% of the value of property investments held by the funds.

During the first half of 2007 and 2006, the movement in the plan assets was as follows:

	2007	2006
Opening balance of the plan assets	2,263,925,000	2,200,172,000
Actual return on assets	112,255,000	26,591,000
Payments of benefits	(71,450,000)	(66,893,000)
Contributions made by the Company	148,919,970	46,795,000
Participants’ contributions	4,557,000	1,938,000
Closing balance of the plan assets	2,458,206,970	2,208,603,000

A summary of the components of the net periodic pension cost recorded in the first half of 2007 and 2006 is presented below:

	2007	2006
Service cost	6,963,000	11,268,000
Interest cost	91,907,520	87,533,000
Expected return on plan assets	(72,247,000)	(65,404,000)
Prior years’ service gains	(37,245,920)	(14,642,000)
Sub total (Note 9.5)	(10,622,400)	18,755,000
Curtailment costs (Note 9.5)	79,540,451	11,961,800
Pensions cost	68,918,051	30,716,800

Actuarial gains and losses resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data are recognised directly in shareholders’ equity. During the first half of 2007 and 2006, the movement in accumulated net actuarial losses was as follows:

	2007	2006
Opening balance (Note 40.6)	1,404,159,583	1,653,137,579
Change in actuarial assumptions (Note 9.6)	(208,920,016)	(247,027,288)
Differences between actual data and actuarial assumptions (Note 9.6):
Pension benefit obligation related	(38,100,994)	—
Asset related	(40,008,000)	38,813,524
Closing balance (Note 40.6)	1,117,130,573	1,444,923,815

During the first half of 2007, the change in actuarial assumptions corresponds to the effect of the increase in the discount rate from 4.75% to 5.25% for pension liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields. In the first half of 2006, the change in actuarial assumptions corresponds to the effect of the the increase in the discount rate from 4.5% to 5.0% for pension liabilities and from 3.5% to 4.25% for salary liabilities.

9.2. Health care benefits

As referred to in Note 3.i, PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company’s Health Care Plan.

This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2003 and by Marconi until 1 February 1998. Certain employees of PT SI and DCSI who were transferred from PT Comunicações are also covered by this health care plan.

The financing of the Health Care Plan in assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

In the second half of 2006, PT Comunicações made some changes to the Health Care Plan in order to maintain its long-term sustainability and financing. These changes included mainly a reduction in the amount that PT Comunicações pays for each medical act and an increase in participants’ contributions (from 1.7% of salary in 2007 until 2.1% of salary in 2009),  with these effects leading to a reduction in health care benefit obligations at the end of 2006 and to a reduction in future service costs.

In addition, in December 2006 PT Comunicações and SNS agreed to terminate the Protocol entered into in 2004 related to the Health Care Plan. In connection with this Protocol, SNS paid to PT Comunicações an annual amount per participant, and PT Comunicações paid the health care expenses incurred by its participants in SNS’s hospitals network. Historically, this Protocol presented a deficit situation for PT Comunicações, with this trend being included in the unfunded health care benefit obligations.

The actuarial valuations for these plans, as at 30 June 2007 and 2006 and 31 December 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	30 Jun 07	31 Dec 06	30 Jun 06
Rate of return on long-term fund assets	6.00%	6.00%	6.00%
Health care liabilities’ discount rate	5.25%	4.75%	5.00%
Health care cost trend rate:
Next four years	3.50%	3.50%	3.50%
Years thereafter	2.75%	2.75%	3.00%
Salary growth rate	2.25%	2.25%	3.00%
Inflation rate	1.75%	1.75%	2.00%

The discount rate for health care liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Health care cost trend rate was estimated based on specific indicators for this sector and historical information, with the long-term rate being computed also based on the inflation rate.

The demographic assumptions considered as at 30 June 2007 and 2006 and 31 December 2006 were as follows:

Mortality table:

Employees (while in active service):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90)m adjusted
Females	PA (90)f adjusted

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

Based on the actuarial studies, the benefit obligation and the fair value of health care funds as at 30 June 2007 and 31 December 2006 are as follows:

	30 Jun 07	31 Dec 06
Accumulated health care benefit obligation	462,434,851	491,102,185
Plan assets at fair value	(589,507,421)	(644,224,704)
Excessive funding of pension obligations	(127,072,570)	(153,122,519)
Prior years’ service gains (i)	17,967,000	19,062,000
Present value of excessive funding of pension obligations (Note 9.3)	(109,105,570)	134,060,519

(i)    This caption refers to the component of the prior years’ service gain resulting from the changes in the health care plan occurred at the end of 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (18 years).

As at 30 June 2007 and 31 December 2006, the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

	30 Jun 07		31 Dec 06
	Amount	%	Amount	%
Equities	250,080,443	42.4%	289,205,401	44.9%
Bonds	247,638,188	42.0%	260,860,332	40.5%
Cash, treasury bills, short-term stocks and other current assets	91,788,790	15.6%	94,158,971	14.6%
	589,507,421	100.0%	644,224,704	100.0%

During  the first half of 2007 and 2006, the movement in the plan assets was as follows:

	2007	2006
Opening balance of the plan assets	644,224,704	315,576,000
Actual return on assets	20,507,000	(7,588,000)
Refund of expenses paid on account by PT Comunicações	(75,224,283)	—
Contributions made by PT Comunicações	—	300,000,000
Closing balance of the plan assets	589,507,421	607,988,000

A summary of the components of the net periodic post retirement health care cost in the first half of 2007 and 2006 is presented below:

	2007	2006
Service cost	1,366,184	3,530,500
Interest cost	11,443,000	20,123,000
Expected return on plan assets	(18,971,000)	(18,468,000)
Prior years’ service gains	(514,000)	—
Sub total (Note 9.5)	(6,675,816)	5,185,500
Curtailment costs (Note 9.5)	2,435,000	483,000
	(4,240,816)	5,668,500

Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data, are computed periodically by the actuary and are recognised directly in shareholders’ equity. During the first half of 2007 and 2006, the movements in accumulated net actuarial losses were as follows:

	2007	2006
Opening balance (Note 40.6)	246,438,253	316,875,470
Change in actuarial assumptions (Note 9.6)	(33,044,160)	(65,075,012)
Differences between actual data and actuarial assumptions (Note 9.6):
Assets related	(1,536,000)	26,056,000
Closing balance (Note 40.6)	211,858,093	277,856,458

During the first half of 2007, the change in actuarial assumptions corresponds to the effect of the increase in the discount rate from 4.75% to 5.25%. During the first half of 2006, the change in actuarial assumptions corresponds to the effect of the increase in the discount rate from 4.5% to 5.0%.

9.3. Responsibilities for post retirement benefits

The movements occurred in the responsibilities for post retirement benefits during the year ended 31 December 2006 and the six months period ended 30 June 2007 were as follows:

	Pension	Health care
	benefits	benefits
	(Nota 9.1)	(Nota 9.2)	Total
Balance as at 31 December 2005	2,038,652,313	597,231,431	2,635,883,744
Changes in consolidation perimeter (i)	1,270,982	1,241,684	2,512,666
Net periodic pension cost/(gain)	44,653,706	(116,768,684)	(72,114,978)
Work force reduction program costs	197,304,200	11,609,762	208,913,962
Termination of Protocol with SNS	—	(220,417,000)	(220,417,000)
Payments and contributions	(225,332,618)	(336,520,495)	(561,853,113)
Net actuarial gains	(248,977,996)	(70,437,217)	(319,415,213)
Balance as at 31 December 2006	1,807,570,587	(134,060,519)	1,673,510,068
Net periodic pension cost/(gain) (Note 9.5)	(10,622,400)	(6,675,816)	(17,298,216)
Work force reduction program costs (Note 9.5)	79,540,451	2,435,000	81,975,451
Payments, contributions and refunds (Note 9.4)	(225,120,094)	63,775,925	(161,344,169)
Net actuarial losses (Note 9.6)	(287,029,010)	(34,580,160)	(321,609,170)
Balance as at 30 June 2007	1,364,339,534	(109,105,570)	1,255,233,964

(i)    In 2006, this caption relates to the accrued post retirement liability of DCSI, a company acquired during 2006.

Certain post retirement benefit plans have a surplus position, therefore according to IAS 19 they should be presented in the balance sheet separately from those plans with a deficit position. As at 30 June 2007 and 31 December 2006, net post retirement obligations were recognized in the balance sheet as follows:

	30 Jun 07	31 Dec 06
Plans with a deficit position:
Pensions	1,376,343,328	1,807,570,587
Healthcare	2,253,688	—
	1,378,597,016	1,807,570,587
Plans with a surplus position:
Pensions	(12,003,794)	—
Healthcare	(111,359,258)	(134,060,519)
	(123,363,052)	(134,060,519)
	1,255,233,964	1,673,510,068

9.4. Cash flow relating to pension plans

During the first half of 2007 and 2006, the payments and contributions regarding post retirement benefits were as follows:

	2007	2006
Pension benefits
Contributions to the funds	148,919,970	46,795,000
Payments of salaries to pre-retired and suspended employees	76,200,124	72,191,222
Sub total (Note 9.3)	225,120,094	118,986,222
Health care benefits
Refund of expenses paid on account by PT Comunicações	(75,224,283)	—
Payments to PT ACS	11,448,358	15,624,844
Contributions to the fund	—	300,000,000
Sub total (Note 9.3)	(63,775,925)	315,624,844
	161,344,169	434,611,066

9.5. Post retirement benefit costs

In the first half of 2007 and 2006, post retirement benefit costs and net work force reduction program costs were as follows:

	2007	2006
Post retirement benefits:
Pension benefits (Notes 9.1 and 9.3)	(10,622,400)	18,755,000
Health care benefits (Notes 9.2 and 9.3)	(6,675,816)	5,185,500
	(17,298,216)	23,940,500
Curtailment costs, net
Work force reduction program
Pensions (Notes 9.1 and 9.3)	79,540,451	11,961,800
Health care (Notes 9.2 and 9.3)	2,435,000	483,000
Termination payments	2,457,541	12,604,191
	84,432,992	25,048,991

The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would have led to a decrease (increase) of post retirement benefit costs in the six months period ended 30 June 2007 by approximately Euro 15 million, related to the increase (decrease) in expected return on assets.

9.6. Net actuarial gains

In the first half of 2007 and 2006, the net actuarial gains recorded in the Statement of Recognised Income and Expenses were as follows:

	2007	2006
Changes in actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(208,920,016)	(247,027,288)
Health care benefits (Notes 9.2 and 9.3)	(33,044,160)	(65,075,012)
	(241,964,176)	(312,102,300)
Differences between actual data and actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(78,108,994)	38,813,524
Health care benefits (Notes 9.2 and 9.3)	(1,536,000)	26,056,000
	(79,644,994)	64,869,524
	(321,609,170)	(247,232,776)

10. Direct costs

During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006

Telecommunications costs (i) (ii)	344,483,092	231,866,909
Directories (Note 3.p)	34,597,305	38,455,787
Leasings of sites (ii)	28,020,346	26,674,992
Other	21,004,491	15,650,233
	428,105,234	312,647,921

(i)    The increase in telecommunications costs is mainly related to the termination of the partial “Bill & Keep” interconnection regime in Brazil (Note 7.c).

(ii)   During the six months periods ended 30 June 2007 and 2006, these captions include costs related to operating leases of capacity totaling Euro 56,918,252 and Euro 51,381,065, respectively (Note 13).

11. Costs of products sold

During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006

Costs of products sold	278,148,006	284,755,630
Increases in adjustments for inventories (Note 38)	160,377	1,229,539
Reductions in adjustments for inventories (Note 38)	(1,941,543)	(123)
	276,366,840	285,985,046

12. Supplies and external services

During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006

Commissions	124,433,647	134,211,842
Specialized work	83,741,521	81,192,220
Maintenance and repairs	79,443,110	72,500,309
Operating leases (Note 13)	28,998,192	30,313,018
Electricity	37,974,812	33,432,322
Communications	10,462,792	10,785,243
Installation and removal of terminal equipment	9,040,425	7,955,624
Travelling	6,018,494	6,845,345
Surveillance and security	7,151,484	6,627,357
Fuel, water and other fluids	5,693,670	5,756,388
Office material	4,769,493	4,953,600
Insurance	4,565,765	6,237,138
Transportation	4,908,485	5,087,522
Cleaning expenses	4,327,875	4,135,646
Other	47,363,591	43,071,630
	458,893,356	453,105,204

13. Operating leases

During the six months periods ended 30 June 2007 and 2006, operating lease costs were recognised in the following captions:

	2007	2006

Direct costs - capacity (Note 10)	56,918,252	51,381,065
Supplies and external services (Note 12) (i)	28,998,192	30,313,018
	85,916,444	81,694,083

(i)    This caption is mainly related to rentals of property and leases of transportation equipment.

As at 30 June 2007, the Company’s obligations under operating lease contracts mature as follows:

Short-term	121,701,385
Second half of 2008	28,375,291
2009	52,002,085
2010	42,551,962
2011	36,018,636
First half of 2012	17,093,468
Second half of 2012 and following periods	124,004,570
421,747,397

14. Indirect taxes

During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006

Spectrum fees (i)	61,088,789	55,094,881
Value added tax	11,228,025	15,796,575
Other indirect taxes (ii)	25,024,258	19,047,760
	97,341,072	89,939,216

(i)  This caption includes primarily spectrum fees from Vivo and TMN, which in the first half of 2007 amounted to Euro 46 million and Euro 14 million, respectively, while in the same period of last year amounted to Euro 41 million and Euro 13 million, respectively.

(ii)  This caption includes mainly indirect taxes from Vivo related to Fust (fund to facilitate the general access to telecommunications services) and Funtel (National Telecommunications Fund), as well as other municipal, federal and state taxes in Brazil.

15. Other costs, net

During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006

Donations	3,128,542	4,728,049
Tax fines	505,065	646,676
Other (i)	11,302,436	14,785,643
	14,936,043	20,160,368

(i)          During the six months periods ended 30 June 2007 and 2006, this caption includes mainly expenses incurred by Portugal Telecom amounting to respectively Euro 7 million and Euro 13 million, related to the tender offer launched against Portugal Telecom by Sonaecom in the first half of 2006.

16. Losses and (gains) on financial assets

During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006

Derivatives (i)	(104,450,608)	11,616,497
Disposal of the investment in Banco Espírito Santo (Notes 7.d, 18 and 31)	(35,698,600)	—
Real estate investments (ii)	(403,019)	(161,112)
Other, net (iii)	(1,831,948)	1,346,478
	(142,384,175)	12,801,863

(i)          In the first half of 2007 and 2006, this caption includes respectively net gains of Euro 73,203,598 and net losses of Euro 20,024,647, related to changes in the fair value of derivative financial instruments classified as held for trading (Note 41). In addition, this caption also includes a gain of Euro 31,247,010 (Notes 7.d, 40.3 and 43.f) recorded in the first half of 2007 related to the financial settlement of equity swaps over 48,810,043 own shares (Note 40.3), and a gain of Euro 8,408,150 recorded in the first half of 2006 related to dividends obtained by PT on the equity swap over PT Multimedia’s shares.

(ii)        This caption includes gains related to rents received from real estate rented to third parties, net of the amortization of these assets (Note 31).

(iii)      In the first half of 2007, this caption includes mainly a gain of  Euro 2,632,000 related to dividends received from Banco Espirito Santo (Note 43.e). In the first half of 2006, this caption includes primarily a cost of Euro 1,136,737 related to the devaluation of the Iris Capital Fund, and includes also a gain of  Euro 1,344,000 related to dividends received from Banco Espirito Santo (Note 43.e).

17. Net other financial expenses

During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006

Bank commissions and expenses	12,975,010	15,912,018
Other	4,922,145	13,750,091
	17,897,155	29,662,109

18. Income taxes

From 1 January 2007, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax, leading to an aggregate tax rate of approximately 26.5%. In 2006, the Corporate Income Tax was increased up to 10%, leading to an aggregate tax rate of approximately 27.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

Portugal Telecom and PT Multimedia adopted the tax consolidation regime for groups of companies, which apply to all companies in which they hold at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law. Income taxes from the tax consolidation of PT Multimédia is presented in the consolidated income statement under the caption “Discontinued operations” (Note 19).

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during the period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustment which may result from such reviews or adjustments, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 30 June 2007, except for the situations where provisions have been recognised (Note 38).

a) Deferred taxes

During the six months periods ended 30 June 2007 and 2006, the movements in deferred tax assets and liabilities were as follows:

					Foreign
		Changes in the			currency
	Balance	consolidation		Accumulated	translation		Balance
	31 Dec 2006	perimeter (i)	Net Income (ii)	earnings	adjustments	Other	30 Jun 2007
Deferred tax assets
Accrued post-retirement liability	443,480,168	—	(25,616,738)	(85,226,430)	—	—	332,637,000
Tax losses carryforward (iii)	272,545,978	(73,229,713)	(1,249,472)	—	15,980,495	—	214,047,288
Provisions and adjustments	112,663,562	(14,931,534)	(6,154,558)	—	4,199,365	—	95,776,835
Additional contribution to pension funds	203,542,091	—	(4,518,650)	—	—	—	199,023,441
Financial instruments	13,224,001	—	(911,828)	—	(64,884)	—	12,247,289
Other	121,551,354	(956,783)	(862,817)	—	9,875,258	(40,928)	129,566,084
	1,167,007,154	(89,118,030)	(39,314,063)	(85,226,430)	29,990,234	(40,928)	983,297,937
Deferred tax liabilities
Revaluation of fixed assets	14,342,405	(29,169)	(726,413)	—	—	—	13,586,823
Gains on disposals of investments	3,176,409	—	(231,394)	—	—	—	2,945,015
Financial instruments and investments available for sale	11,660,352	—	(4,310,612)	(7,349,740)	—	—	—
Other	61,198,651	—	(7,531,848)	—	(657,537)	—	53,009,266
	90,377,817	(29,169)	(12,800,267)	(7,349,740)	(657,537)	—	69,541,104
		(89,088,861)	(26,513,796)	(77,876,690)	30,647,771	(40,928)

(i)       Changes in the consolidation perimeter are primarily related to deferred tax asssets and liabilities from PT Multimedia, which as at 30 June 2007 are included under the captions “Assets related to discontinued operations” and “Liabilities related to discontinued operations”, respectively.

(ii)     The movements in deferred tax assets and liabilities recorded through net income include the recognition of a deferred tax asset of Euro 4,823,000 (Note 19) related to the tax effect of a provision recorded by Portugal Telecom for the spin-off of PT Multimedia amounting to Euro 18,200,000 (Note 19).

(iii)    As at 30 June 2007, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo. Tax losses from Vivo, amounting to Euro 630 million, have no maturity but can only be used up to a limit of 30% of tax gains of each period. The changes in the consolidation perimeter correspond to the deferred tax assets related to tax losses carryforward of PT Multimedia, following the classification of this business as a discontinued operation (Note 19).

					Foreign
		Changes in the			currency
	Balance	consolidation		Accumulated	translation	Taxes payable		Balance
	31 Dec 2005	perimeter	Net Income (i)	earnings	adjustments	(Note 27)	Other	30 Jun 2006
Deferred tax assets
Accrued post-retirement liability	720,255,233	—	(108,815,191)	(67,556,356)	—	—	—	543,883,686
Tax losses carryforward	286,876,872	—	—	—	(534,582)	(134,584,500)	71,922	151,829,712
Provisions and adjustments	133,288,748	21,038	8,096,392	—	(912,015)	—	—	140,494,163
Additional contribution to pension funds	139,990,269	—	67,545,048	—	—	—	—	207,535,317
Financial instruments	18,477,273	—	(132,797)	(5,402,142)	79,608	—	—	13,021,942
Other	88,922,614	—	1,591,510	—	(10,874)	—	913,407	91,416,657
	1,387,811,009	21,038	(31,715,038)	(72,958,498)	(1,377,863)	(134,584,500)	985,329	1,148,181,477
Deferred tax liabilities
Revaluation of fixed assets	16,530,675	17,426	(835,665)		—	—	—	15,712,436
Gains on disposals of investments (ii)	271,627,295	—	(268,135,502)	—	—	—	—	3,491,793
Financial instruments	12,418,218	—	(10,845,772)	(1,187,131)	—	—	—	385,315
Other	34,290,889	—	1,570,744	—	—	—	—	35,861,633
	334,867,077	17,426	(278,246,195)	(1,187,131)	—	—	—	55,451,177
		3,612	246,531,157	(71,771,367)	(1,377,863)	(134,584,500)	985,329

(i)       In the first half of 2006, deferred taxes recorded through net income include a cost of Euro 5,437,875 which was now reclassified to the caption “Discontinued operations” (Note 19), as it is related to PT Multimedia.

(ii)     The reduction in this caption is related to the adoption by the Company of the voluntary taxation regime for certain gains obtained in the disposal of investments in prior periods. As a result, the amount excluded from taxation by this regime, of Euro 141,972,529, was recorded as a gain in the income statement in the first half of 2006, as mentioned below in the reconciliation of the provision for income taxes.

b) Reconciliation of income tax provision

During the six months periods ended 30 June 2007 and 2006, the reconciliation between the nominal and effective income tax for the period is as follows:

	2007	2006

Income before taxes	584,286,449	287,742,205
Statutory tax rate	26.5%	27.5%
	154,835,909	79,129,106
Permanent differences (i)	(12,138,956)	19,407,589
Adjustments to the provision for income taxes of the previous year (Note 27)	(8,626,652)	(6,481,032)
Valuation allowance for certain tax losses carryforward (ii)	5,838,717	39,525,825
Difference in tax rates	2,142,667	(6,982,347)
Provisions for income tax contingencies (Notes 27 and 38)	1,414,078	1,851,690
Reversal of deferred tax liabilities related to the taxation of 50% of the gains obtained in the disposal of certain financial investments (Note 7.d)	—	(141,972,529)
Liquidation of a subsidiary (Note 7.d)	—	(53,342,681)
Other	(2,367,363)	3,469,466
	141,098,400	(65,394,913)
Income tax
Income tax-current (Note 27)	109,761,604	186,574,119
Deferred taxes (iii)	31,336,796	(251,969,032)
	141,098,400	(65,394,913)

(i)       In the first half of 2007, this caption includes an amount of Euro 9,460,129 related to the non-taxable gain obtained with the disposal of the investment in Banco Espírito Santo amounting to Euro 35,698,600 (Note 16).

(ii)     This caption relates mainly to tax losses from certain holding companies of Brasilcel, which do not expect to obtain taxable profits in the future that will allow for the recovery of these tax losses. The reduction in the first half of 2007, as compared to the same period of last year, is primarily due to the decrease in allowances for tax losses generated by Vivo, following the corporate restructuring completed at the end of 2006.

(iii)    The change in this caption is mainly related to the reduction of deferred tax liabilities in the first half of 2006 by Euro 268 million, following the adoption of the voluntary capital gains taxation regime, as mentioned above.

19. Discontinued operations

As at 30 June 2007, PT Multimédia was classified as a discontinued operation, following the approval at the last Annual General Meeting of Portugal Telecom, held on 27 April 2007, of the free allotment (spin-off) of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders. The assets and liabilities of this business as at 30 June 2007 and its results in the first half of 2007 and 2006 were presented in the consolidated financial statements under the caption “Discontinued operations”.

During the six months ended 30 June 2007 and 2006, income from discontinued operations includes the results of PT Multimedia in the related periods and in the first half of 2007 it also includes a provision recorded by Portugal Telecom amounting to Euro 18,200,000 (Notes 18 and 38) related to estimated costs with the spin-off process, net of the related tax effect of Euro 4,823,000 (Note 18). The results of PT Multimedia in the first half of 2007 and 2006 were as follows:

	2007	2006

Revenues	350,692,381	324,687,030
Costs:
Wages and salaries	19,890,380	21,469,203
Direct costs	108,522,917	102,657,908
Commercial costs	25,003,462	20,759,611
Depreciation and amortization (i)	54,540,978	50,865,706
Other costs (ii)	85,032,047	65,545,337
Total costs	292,989,784	261,297,765

Income before financial results and taxes	57,702,597	63,389,265
Interest and other financial expenses, net	337,754	3,659,860

Income before income taxes	57,364,843	59,729,405
Provision for income taxes (iii)	(15,348,302)	(14,555,312)

Results from discontinued operations	42,016,541	45,174,093

(i)       This caption includes the amortization related to contracts entered into with PT Comunicações for the acquisition of capacity on its fixed network, which in the first half of 2006 amounted to Euro 10,943,424 and were eliminated in PT’s consolidation process.

(ii)     In the first half of 2006, this caption includes primarily increases and decreases in provisions amounting to Euro 8,816,365 and Euro 10,422,037 (Note 38), respectively. The reductions in provisions are primarily related to the reduction of the provision  for estimated costs from the disposal of Lusomundo Media.

(iii)    In the first half of 2006, this caption includes deferred taxes amounting to Euro 5,437,875(Note 18) and current income taxes amounting to Euro 9,117,437.

The assets and liabilities related to discontinued operations as at 30 June 2007 are as follows:

Assets of PT Multimedia:
Current assets	266 337 483
Intangible assets	262 256 574
Tangible assets	306 463 450
Deferred taxes	76 382 310
Other non-current assets	17 830 949
929 270 766
Goodwill on the acquisition of PT Multimedia shares	176 647 948
Total assets (Note 7.d)	1,105,918,714

Liabilities of PT Multimedia:
Current liabilities	395 738 734
Medium and long-term debt	149 063 567
Other non-current liabilities	4 862 890
Total liabilities (Note 7.d)	549,665,191

During the six months periods ended 30 June 2007 and 2006, statements of cash flows from discontinued operations (PT Multimédia) are as follows:

	2007	2006

OPERATING ACTIVITIES
Collections from clients	423,491,802	373,503,765
Payments to suppliers	(266,505,895)	(235,362,441)
Payments to employees	(19,972,248)	(19,759,409)
Payments relating to income taxes	(1,093,898)	(1,038,541)
Payments relating to indirect taxes and other	(9,392,261)	(11,227,525)
Cash flow from operating activities	126,527,500	106,115,849

INVESTING ACTIVITIES
Cash receipts resulting from
Financial investments	3,340,528	10,204,840
Tangible fixed assets	265,568	319,273
Interest and related income	485,304	1,766,696
Dividends	1,476,409	1,641,167
Other investing activities	2,163,792	1,751,590
	7,731,601	15,683,566
Payments resulting from
Financial investments	(3,462)	(10,204,840)
Tangible and intangible assets	(54,092,417)	(77,449,611)
Other investing activities	(551)	(554,027)
	(54,096,430)	(88,208,478)
Cash flow from investing activities	(46,364,829)	(72,524,912)

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	80,225,284	693,527
Other financing activities	333,367	2,243,625
	80,558,651	2,937,152
Payments resulting from
Loans repaid	(7,485,000)	—
Lease rentals (principal)	(18,738,644)	(9,637,057)
Interest and related expenses	(6,725,244)	(4,973,425)
Dividends	(41,173,794)	(29,280,348)
Other financing activities	(441,368)	(70,638)
	(74,564,050)	(43,961,468)
Cash flow from financing activities	5,994,601	(41,024,316)

20. Minority interests

During the six months periods ended 30 June 2007 and 2006, the movements in minority interests were as follows:

		Changes in the			Currency
	Balance	consolidation			translation		Balance
	31 Dec 2006	perimeter	Net income	Dividends	adjustments	Other	30 Jun 2007

Brasilcel (i)	558,432,965	—	4,779,870	—	45,153,159	—	608,365,994
PT Multimedia (ii)	171,034,246	—	18,129,599	(38,547,465)	—	3,716,550	154,332,930
MTC	62,619,712	—	10,672,112	(5,731,405)	(2,002,378)	—	65,558,041
Cabo Verde Telecom	37,683,845	—	5,782,634	(7,643,967)	—	(48,189)	35,774,323
Cabo TV Madeirense	6,264,681	—	1,098,339	(1,865,028)	—	(4,947)	5,493,045
Timor Telecom	4,137,046	—	1,400,529	(907,885)	(96,178)	—	4,533,512
Cabo TV Açoreana	2,277,948	—	303,404	(729,362)	—	—	1,851,990
CST	1,564,571	—	187,239	(62,603)	(77,976)	(62,603)	1,548,628
LTM	1,475,269	—	374,867	(673,030)	(17,464)	34,346	1,193,988
Previsão	1,094,263	—	61,500	(40,128)	—	(134,875)	980,760
Kenya Postel Directories	1,050,462	—	260,371	(290,865)	15,341	16,759	1,052,068
Other	3,153,200	2,013,054	(307,484)	(385,206)	(40,264)	629,390	5,062,690
	850,788,208	2,013,054	42,742,980	(56,876,944)	42,934,240	4,146,431	885,747,969

		Acquisitions,
		disposals and			Currency
	Balance	share capital			translation		Balance
	31 Dec 2005	increases	Net income	Dividends	adjustments	Other	30 Jun 2006

Brasilcel (i)	523,268,570	15,716,673	(28,837,241)	—	(7,067,529)	1,916,376	504,996,849
PT Multimedia (ii)	178,075,607	—	17,638,732	(35,335,177)	—	(207,133)	160,172,029
Cabo Verde Telecom	33,668,323	—	4,637,279	(6,137,449)	—	(19,518)	32,148,635
Cabo TV Madeirense	6,531,728	—	1,100,581	(1,767,001)	—	—	5,865,308
Timor Telecom	3,327,479	—	668,354	—	(262,552)	—	3,733,281
Cabo TV Açoreana	2,251,967	—	372,166	(705,869)	—	—	1,918,264
CST	1,675,209	—	136,421	(67,133)	(183,572)	(66,770)	1,494,155
Kenya Postel Directories	1,015,137	—	221,664	(225,479)	(104,066)	—	907,256
LTM	1,493,621	—	352,089	(495,484)	(242,998)	16,298	1,123,526
Previsão	1,109,089	—	55,197	(27,584)	—	(49,507)	1,087,195
Other	1,269,346	—	429,342	(123,471)	(102,252)	(24,927)	1,448,038
	753,686,076	15,716,673	(3,225,416)	(44,884,647)	(7,962,969)	1,564,819	714,894,536

(i)       The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of equity and net income. The increases in minority interests in the first half of 2006, which are included in the column “Acquisitions, disposals and share capital increases”, are related to Vivo’s corporate restructuring completed in February 2006 (Note 1.b). The increase in the income applicable to minority interests in the first half of 2007, as compared to losses applicable to minority interests in the same period of last year, is mainly related to the improvement in Vivo’s results (Note 7.c).

(ii)     The minority interests in PT Multimedia correspond to the interests of minority shareholders in PT Multimedia’s equity and net income, considering the application of the equity method of accounting.

21. Dividends

On 27 April 2007, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 47.5 euro cents per share relating to year 2006. Accordingly, dividends amounting to Euro 516,506,816 (Notes 40 and 43.i) were paid in the first half of 2007.

On 21 April 2006, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 47.5 euro cents per share relating to year 2005. Accordingly, dividends amonting to Euro 526,402,838 (Notes 40 and 43.i) were paid in the first half of 2006.

22.   Basic earnings per share

Basic earnings per share for the six months periods ended 30 June 2007 and 2006 were computed as follows:

		2007	2006

Income from continued operations, net of minority interests	(1)	420,162,115	375,623,833
Income from discontinued operations, net of minority interests	(2)	8,922,495	25,912,794
Net income	(3)	429,084,610	401,536,627
Financial costs related with exchangeable bonds (net of tax)	(4)	—	2,829,929
Net income considered in the computation of the diluted earnings per share	(5)	429,084,610	404,366,556

Weighted average common shares outstanding in the period	(6)	1,094,333,196	1,109,546,887
Effect ot the exchangeable bonds		—	31,482,438
	(7)	1,094,333,196	1,141,029,325

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.38	0.34
Diluted	[(1)+(4)]/(7)	0.38	0.33

Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.01	0.02
Diluted	(2)/(7)	0.01	0.02

Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.39	0.36
Diluted	(5)/(7)	0.39	0.35

During the first half of 2007 there were no dilutive effects, since exchangeable bonds were repaid in December 2006.

23.  Short-term investments

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Fixed rate bonds	249,402,796	492,607,644
Other short-term investments	639,024,049	1,042,626,085
	888,426,845	1,535,233,729

The reduction in this caption is primarily related to the reduction during the first half of 2007 of the short-term commercial paper programs entered into by Portugal Telecom (Note 34).

24.  Accounts receivable - trade

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Current accounts receivable - trade:
Accounts receivable from customers (i)	1,315,768,683	1,410,621,902
Unbilled revenues	219,309,879	161,947,862
	1,535,078,562	1,572,569,764
Adjustments for doubtful accounts receivable - trade (Note 38)	(339,483,695)	(390,657,352)
	1,195,594,867	1,181,912,412
Non-current accounts receivable - trade:
Accounts receivable from customers (ii)	13,402,844	915,174
Other	—	1,639
	13,402,844	916,813
Total accounts receivable - trade	1,208,997,711	1,182,829,225

(i)        The reduction in this caption is primarily explained by (1) the accounts receivable from the multimedia business as at 31 December 2006, which as at 30 June 2007 are included under the caption “Assets related to discontinued operations”, and (2) the write-off of accounts receivable previously fully adjusted for, amounting to approximately Euro 43 million (Note 38).

(ii)     This caption is related to accounts receivable from TV Cabo related to a long-term telecom contract signed by this entity with PT Comunicações (Note 37).

25.  Accounts receivable - other

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Current accounts receivable - other
Receivables from related parties (i)	81,018,837	52,582,087
Contributions from SNS(ii)	35,425,856	35,425,856
Discounts given to retired Portuguese citizens (iii)	21,719,037	17,985,959
Trial deposits	17,778,120	16,810,729
Advances to suppliers (iv)	13,835,204	67,351,746
Unbilled interest	3,596,322	7,314,030
Other	53,811,678	53,219,004
	227,185,054	250,689,411
Adjustments for other current accounts receivable (Note 38)	(35,128,828)	(31,777,234)
	192,056,226	218,912,177

Other non-current accounts receivable	8,080,349	17,415,215
Adjusments for other non-current accounts receivable (Note 38)	(2,302,987)	(2,177,276)
	5,777,362	15,237,939

(i)                 As at 30 June 2007 this caption includes dividends receivable from Unitel amounting to Euro 48 million related to its earnings of 2006. As at 31 December 2006, this caption includes dividends receivable form

Unitel related to its earnings of 2005 amounting to Euro 27 million, which were paid in January 2007 (Note 43.e).

(ii)              These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity was obliged to make a comparticipation per beneficiary of the plan. This agreement was terminated during 2006 under a restructuring of the Health care plan (Note 9.2).

(iii)           This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which were to be reimbursed by the Portuguese State, under Decree-Law 20-C/86, in accordance with the terms of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, which stated that this receivable balance should be paid directly by the Portuguese State, that committed to include the corresponding expense in the Annual State Budget. However, in 2007, the Portuguese State excluded this expense from the Annual State Budget, and no longer will reimburse PT Comunicações. As at 30 June 2007, the account receivable from the Portuguese State is related to the discounts granted during the year 2006, and since 1 January 2007 these discounts are fully supported by PT Comunicações.

(iv)          As at 31 December 2006, this caption included Euro 43 million related to advances to content providers in the PT Multimedia business (audiovisuals business), which as at 30 June 2007 are included under the caption “Assets related to discontinued operations”.

26.  Inventories

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Merchandise (i)	145,827,800	131,028,707
Raw materials and consumables	19,595,901	16,747,586
Work in progress	8,225,555	7,137,220
	173,649,256	154,913,513
Adjustments for obsolete and slow-moving inventories (Note 38)	(21,515,328)	(24,632,949)
	152,133,928	130,280,564

(i)        As at 30 June 2007, this caption includes mainly (1) mobile terminal equipments from Vivo and TMN, and (2) telephone and modems (internet access through ADSL) from the wireline business. As at 31 December 2006, this caption includes additionally to the merchandise mentioned above, set-top boxes (access to cable TV), cable modems (internet access) and DVDs from the PT Multimedia business, which as at 30 June 2007 are included under the caption “Assets related to discontinued operations”.

27.  Taxes receivable and payable

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007		31 Dec 2006
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	29,535,481	61,632,159	42,025,536	63,617,392
Income taxes	2,727,645	100,765,422	20,997,678	117,289,642
Personnel income tax witholdings	—	8,367,724	—	8,690,404
Social Security Contributions	—	8,124,242	—	8,291,722
Other	425,892	1,064,035	1,550,871	1,692,400
	32,689,018	179,953,582	64,574,085	199,581,560
Taxes in foreign countries	142,410,920	123,008,457	147,173,487	117,381,268
	175,099,938	302,962,039	211,747,572	316,962,828
Non-current taxes
Taxes in foreign countries	131,952,465	39,472,776	124,531,128	25,787,484

As at 30 June 2007 and 31 December 2006, the caption “Taxes in foreign countries” relates basically to 50% of taxes receivable and payable by Brasilcel’s subsidiaries, as follows:

	30 Jun 2007		31 Dec 2006
	Receivable	Payable	Receivable	Payable
Current taxes:
Income taxes	22,999,171	18,492,129	36,415,422	14,826,855
Indirect taxes	111,223,613	92,716,567	101,965,330	87,792,617
Other	8,188,136	11,799,761	8,792,735	14,761,796
	142,410,920	123,008,457	147,173,487	117,381,268
Non-current taxes:
Income taxes (i)	90,195,218	286,304	82,229,210	—
Indirect taxes (ii)	41,757,247	39,186,472	42,301,918	25,787,484
	131,952,465	39,472,776	124,531,128	25,787,484

(i)        This caption is primarily related to withholding income taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes.

(ii)     Taxes receivable included in this caption relate mainly to indirect taxes paid in the acquisition of real state property, which under Brazilian law are only recoverable over a period of 48 months. Taxes payable included in this caption mainly relate to ICMS assessed by the Brazilian State of Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government.

As at 30 June 2007 and 31 December 2006, the net balance of the caption “Income taxes” from operations in Portugal is made up as follows:

	30 Jun 2007	31 Dec 2006

Current income taxes of the operations in Portugal recorded in the balance sheet	(100,097,032)	(116,612,097)
Payments on account	365,532	7,201,228
Witholding income taxes, net	1,364,480	3,274,064
Income taxes receivable (i)	329,243	9,844,841
Net income tax receivable (payable) from operations in Portugal	(98,037,777)	(96,291,964)

(i)            As at 31 December 2006, this caption is primarily related to withholding income taxes from previous periods at Portugal Telecom that could only be recoverable when the Company started to pay income taxes after full utilization of its tax losses carryforward, which occurred during the first half of 2007, and therefore those withholding income taxes were recovered.

The reconciliation between current income taxes recorded in the Company’s balance sheet as at 30 June 2007 and 31 December 2006 and current income tax expense for the periods then ended, is as follows:

	30 Jun 2007	31 Dec 2006

Current income taxes of the operations in Portugal recorded in the balance sheet	100,097,032	116,612,097
Foreign current income taxes of international subsidiaries (ii)	21,238,151	45,631,371
Excess provision for income taxes for the previous year (Note 18)	(8,626,652)	—
Provisions for income tax contingencies (Notes 18 and 38)	1,414,078	8,545,381
Tax losses carryforward used in the year (i)	—	137,127,830
Other	76,425	3,565,066
	114,199,034	311,481,745

(i)            As at 31 December 2006, this caption is related to the utilization of tax losses carryforward by Portugal Telecom and PT Multimedia. As at 30 June 2007, PT Multimedia is classified as a discontinued operation and Portugal Telecom had already fully utilized its tax losses carryforward by the end of 2006.

(ii)         The reduction in ths caption is mainly related to Vivo, following Vivo’s corporate restructuring at the end of 2006, which allows Vivo to offset losses from certain companies, with taxable profits from other companies.

The current income tax expense was recorded in the following captions:

	30 Jun 2007	31 Dec 2006

Profit and loss statement (Note 18)	109,761,604	308,814,019
Accumulated earnings	4,437,430	2,667,726
	114,199,034	311,481,745

28.  Prepaid expenses

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Indirect Taxes (i)	41,090,780	—
Telephone directories	23,943,985	35,231,362
Marketing and publicity	17,374,215	25,674,326
Sales of equipment (ii)	17,470,107	13,561,835
Rentals	9,308,327	7,752,817
Maintenance and repairs	5,034,201	1,898,802
Interest paid in advance	1,086,193	831,413
Rights to broadcast sporting events (iii)	—	21,731,063
Programming content (iii)	—	2,825,949
Other	11,292,080	12,207,182
	126,599,888	121,714,749

(i)        Vivo pays an annual surcharge related to spectrum fees at the beginning of each year, which is computed based on the customer base of the previous year. This surcharge is recognized in the income statement under the caption “Indirect taxes” on a straight-line basis until the end of the year.

(ii)     Sales of mobile phones at Vivo are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect taxes, are deferred and recognized up to the activation of the customer.

(iii)  These prepaid expenses are related to PT Multimedia. As at 30 June 2007, these prepaid expenses are included under the caption “Assets related to discontinued operations”.

29.  Other current and non-current assets

As at 30 June 2007 and 31 December 2006, these captions are made up as follows:

	30 Jun 2007	31 Dec 2006
Other current assets
Accounts receivable from QTEtransactions (Notes 3.l.ix) and 39)	85,822,772	46,332,009
Other	4,035,867	4,072,995
	89,858,639	50,405,004
Other non-current assets
Accounts receivable from QTEtransactions (Notes 3.l.ix) and 39)	548,580,425	627,430,804
Fair value of equity swaps over PT Multimedia shares and of interest rate derivatives classified as cash flow hedges (Note 41)	—	21,033,234
Other	18,383,126	15,328,650
	566,963,551	663,792,688

30. Investments in group companies

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Investments in associated companies	224,870,222	229,455,418
Goodwill, net of impairment losses	167,464,852	164,612,372
Loans granted to associated companies and other companies	90,562,940	102,018,169
Investments in other companies	2,147,365	3,012,320
Advances for investments	164,557	—
	485,209,936	499,098,279

As at 30 June 2007 and 31 December 2006, the caption “Investments in associated companies” consists of:

	30 Jun 2007	31 Dec 2006

Unitel	107,050,583	116,979,117
Universo Online, Inc ("UOL")	61,614,569	51,827,526
CTM - Companhia de Telecomunicações de Macau, SARL ("CTM")	31,816,455	30,296,559
Médi Télécom	12,266,654	9,798,765
Banco Best, SA	7,363,720	7,362,020
INESC - Instituto de Engenharia de Sistemas e Computadores (i)	2,992,787	2,992,787
Guiné Telecom, SARL (i)	2,907,534	2,907,534
Hungaro Digitel KFT	2,837,716	2,477,113
Páginas Amarelas, SA ("Páginas Amarelas")	66,161	3,721,127
Lisboa TV - Informação e Multimédia, SA (ii)	—	3,534,312
Other companies	1,854,364	3,458,879
	230,770,543	235,355,739
Adjustments for investments in associated companies (Note 38)	(5,900,321)	(5,900,321)
	224,870,222	229,455,418

(i)        As at 30 June 2007, these investments are fully adjusted for.

(ii)     The investment in this company is held by PT Conteúdos (a fully owned subsidiary of PT Multimedia), which was classified as a discontinued operation as at 30 June 2007.

As at 30 June 2007 and 31 December 2006, the caption “Goodwill, net of impairment losses” consists of:

	30 Jun 2007	31 Dec 2006

Páginas Amarelas	83,754,434	83,754,434
UOL	57,211,915	53,773,291
Unitel	26,498,503	26,498,503
Other companies	—	586,144
	167,464,852	164,612,372

During the six months periods ended 30 June 2007 and 2006, there were no impairment losses recognized on the above mentioned carrying values of goodwill. Additionally, during the six months period ended 30 June 2007, no events occurred that indicated the existence of any impairment losses.

Loans granted to associated companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Médi Télécom	68,590,690	68,106,243
Sportinveste Multimédia (i)	35,318,668	35,318,668
INESC (ii)	3,292,066	3,292,066
Sport TV/Sportinveste (iii)	—	12,500,000
Other companies	2,949,255	2,041,301
	110,150,679	121,258,278
Adjustments for loans granted to associated companies and other companies (Note 38)	(3,292,066)	(3,292,066)
Adjustments related with the equity accounting on financial investments (Note 38) (iv)	(16,295,673)	(15,948,043)
	90,562,940	102,018,169

(i)    This caption includes Euro 30,023,168 (Note 42) of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.

(ii)   This loan is fully adjusted for its expected realizable value.

(iii)  As at 31 December 2006, these loans were granted by PT Multimedia, which as at 30 June 2007 was classified as a discontinued operation.

(iv)  This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption “Provisions for other risks and costs - Other”, whenever the Group has assumed responsibilities with that associated company. As at 30 June 2007 and 31 December 2006, this provision amounts to Euro 3,797,169 and Euro 4,548,077 (Note 38). As of those dates, accumulated negative equity accounting adjustments are related to the investment in Sportinveste Multimedia.

As at 30 June 2007 and 31 December 2006, the caption “Investment in other companies” consists of:

	30 Jun 2007	31 Dec 2006

Guinetel	752,835	966,277
Janela Digital	605,722	586,696
Archways (i)	—	2,997,158
Other companies	788,808	1,277,212
	2,147,365	5,827,343
Adjustments for investments in group companies (Note 38)	—	(2,815,023)
	2,147,365	3,012,320

(i)   This company was fully consolidated as at 30 June 2007.

During the six months periods ended 30 June 2007 and 2006, the profit and loss caption “Equity in earnings of associated companies, net” consists of:

	2007	2006

Unitel	41,873,882	35,621,316
Médi Télécom (i)	2,514,392	11,258,953
CTM	8,656,072	7,693,570
UOL	5,370,387	3,707,748
Other	(5,545,191)	(12,669,624)
	52,869,542	45,611,963

(i)        In the first half of 2006, PT’s share in the earnings of this associated company amounting to Euro 11,258,953 was recorded as a reduction of provisions for losses in affiliated companies, since Médi Télécom had a negative equity position as at 31 December 2005.

A summarized financial data of the main associated companies as of 30 June 2007 and for the six months ended on that date is presented below:

	Percentage of			Shareholders’	Operating
	ownership	Total assets	Total liabilities	equity	revenues	Net income
Unitel	25.00%	782,944,898	354,742,566	428,202,332	281,181,315	167,495,528
Médi Télécom	32.18%	1,103,629,108	1,065,510,233	38,118,875	212,207,789	7,813,524
UOL	29.00%	266,444,820	53,980,789	212,464,031	86,406,055	18,518,576
CTM	28.00%	168,188,341	54,558,144	113,630,196	97,959,792	30,914,543

A summarized financial data of the main associated companies as of 31 December 2006 and for the six months ended 30 June 2006 is presented below:

	Percentage of			Shareholders’	Operating
	ownership	Total assets	Total liabilities	equity	revenues	Net income
Unitel	25.00%	657,489,749	189,573,281	467,916,468	235,063,010	142,485,264
Médi Télécom	32.18%	1,146,312,081	1,115,862,221	30,449,860	202,804,505	34,987,424
UOL	29.00%	263,143,894	84,428,287	178,715,607	88,096,565	12,785,338
CTM	28.00%	165,642,343	57,440,347	108,201,996	101,392,800	27,477,036

31. Other investments

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Financial investments available for sale (Note 3.l.ii)	4,518,877	99,744,129
Real estate investments, net of accumulated amortisation	25,821,846	26,344,787
Other financial investments	4,465,108	6,302,163
	34,805,831	132,391,079

The fair value of financial investments available for sale was determined based on their listed price as of the balance sheet date, and the change in the fair value was recognised in accumulated earnings. The movement in the fair value of financial investments available for sale during the first half of 2007, is as follows:

	Balance	Change in fair	Disposals (Note	Balance
	31 Dec 2006	value	43.d)	30 Jun 2007

Banco Espírito Santo (i)	95,340,000	14,978,600	(110,318,600)	—
Telefónica	4,404,129	114,748	—	4,518,877
	99,744,129	15,093,348	(110,318,600)	4,518,877

(i)        Following the disposal of this investment, Portugal Telecom has recorded in the first half of 2007 a gain amounting to Euro 35,698,600 (Note 16) under the caption “Losses (gains) on financial assets”, corresponding to the accumulated changes in the fair value of this investment until the date of the disposal, previously recorded in shareholders’ equity.

Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically assesses those assets and recognizes impairment losses in net income as appropriate. PT Comunicações received rents from lease contracts in the first half of 2007 and 2006 amounting respectively to Euro 925,961 and Euro 652,792 (Note 16). During the first half of 2007 and 2006, amortization costs amounted respectively to Euro 522,942 and Euro 491,680 (Note 16), and no impairment losses were recognized. Regarding real estate investments, investments totaling Euro 8,058,967 are installed in properties of third parties or on public property and investments amounting to Euro 13,166,686 are not yet registered in PT Comunicações’s name.

As at 30 June 2007 and 31 December 2006, other financial investments are recorded at acquisition cost net of impairment losses, if any, and consist of the following:

	30 Jun 2007	31 Dec 2006

Lea Louise (i)	7,899,715	—
Tagusparque	1,296,875	1,296,875
Vortal	687,514	687,514
Seguradora Internacional	617,224	704,448
Cypress (ii)	—	3,016,754
Other	4,940,739	6,477,901
	15,442,067	12,183,492
Adjustments for other investments (Note 38)	(10,976,959)	(5,881,329)
	4,465,108	6,302,163

(i)        During the first half of 2007, Portugal Telecom has disposed 90% of its share in this company, which held investments in Congo. Following this disposal, the investment in this company is now fully provided for and is accounted for at cost, while in 2006 was fully consolidated.

(ii)     The investment in this company was held by PT Multimedia as at 31 December 2006.

32. Intangible assets

During the six months periods ended 30 June 2007 and 2006, the movements in intangible assets were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Foreign currency translation adjustments	Other	Balance 30 Jun 2007
Cost
Industrial property and other rights	3,187,464,243	(32,430)	(207,561,435)	28,451,803	182,595,761	18,239,536	3,209,157,479
Goodwill	1,284,041,510	(2,610,251)	(254,516,010)	—	54,357,631	—	1,081,272,880
Other intangible assets	26,944,906	(258,136)	—	246,052	124,019	1,867,520	28,924,361
In-progress intangible assets	17,672,184	—	(277,194)	18,324,254	1,777,597	(19,848,202)	17,648,639
	4,516,122,843	(2,900,817)	(462,354,639)	47,022,109	238,855,008	258,854	4,337,003,359

Accumulated depreciation
Industrial property and other rights	1,008,817,783	(31,043)	(48,787,295)	125,457,884	64,708,028	1,475,572	1,151,640,929
Other intangible assets	16,423,797	(254,824)	—	4,485,431	(94,114)	(474,951)	20,085,339
	1,025,241,580	(285,867)	(48,787,295)	129,943,315	64,613,914	1,000,621	1,171,726,268
	3,490,881,263	(2,614,950)	(413,567,344)	(82,921,206)	174,241,094	(741,766)	3,165,277,091

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 30 Jun 2006
Cost
Industrial property and other rights	3,054,360,600	(1,788,989)	56,202,993	(32,272,461)	47,382,931	3,123,885,074
Goodwill	1,252,866,414	—	4,112,173	(9,804,097)	—	1,247,174,490
Other intangible assets	23,881,640	—	1,541,504	(194,758)	2,166,616	27,395,002
In-progress intangible assets	18,145,079	—	23,925,679	(811,014)	(33,562,707)	7,697,037
	4,349,253,733	(1,788,989)	85,782,349	(43,082,330)	15,986,840	4,406,151,603

Accumulated depreciation
Industrial property and other rights	739,141,197	(521,405)	147,469,904	(11,501,798)	4,334,163	878,922,061
Other intangible assets	8,492,066	—	4,383,363	(165,009)	397,207	13,107,627
	747,633,263	(521,405)	151,853,267	(11,666,807)	4,731,370	892,029,688
	3,601,620,470	(1,267,584)	(66,070,918)	(31,415,523)	11,255,470	3,514,121,915

The changes in the consolidation perimeter during the first half of 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I). The changes in the consolidation perimeter during the first half of 2006 are mainly related to the disposal of PrimeSys TI.

PT Multimedia was classified as discontinued operation (Note 19), and therefore its intangible assets as at 30 June 2007 were included under the caption “Assets related to discontinued operations”. These intangible assets were excluded through the column “Discontinued operations”.

Increases in accumulated depreciation during the first half of 2007 are related to continued operations and were recorded under the caption “Depreciation and amortization”. Increases in accumulated depreciation during the first half of 2006 include Euro 142,078,673 related to continued operations, which were included in the caption “Depreciation and amortization”, and Euro 9,774,594 related to discontinued operations, which were included in the caption “Discontinued operations”.

As at 30 June 2007, the caption “Industrial property and other rights” includes the following items:

•             Euro 339,964,723 related to the acquisition of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was recorded in the income statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8,430,864) in 2003 with various equipment allocated to the Basic Network, which was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;

•             Euro 1,920,375,721 related to 50% of (i) the value allocated to the Band A licenses owned by Vivo under the purchase price allocation of certain subsidiaries of Brazil which were incorporated in Vivo, and (ii) the cost of Band B mobile telecommunications licenses obtained by Vivo to operate in certain Brazilian states;

•             Euro 666,999,854 related to software licenses;

•             Euro 141,092,912 related to a UMTS license obtained by TMN. In addition, TMN and the other mobile operators have assumed the commitment of making contributions to the information society. Under the purchase agreement for the UMTS license, TMN has committed to make contributions of Euro 532 million for the development of the information society in Portugal during the period through the maturity of the license (2015). In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at Euro 355 million. These contributions will mainly include the sale of subsidized equipment, the offer of our services at reduced prices and investments in the UMTS network;

•               Euro 80,810,682 related to terminal equipment rented to post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts; and

•                 Euro 32,944,786 resulting from the MTC’s purchase price allocation and related to the value attributed to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control MTC.

As at 30 June 2007 and 31 December 2006, the goodwill related to subsidiaries was as follows:

	30 Jun 2007	31 Dec 2006
Vivo (i)	748,371,028	692,801,517

Wireline business
PT.com	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204
	270,955,133	270,955,133

PT Multimedia
Pay TV and Cable Internet (ii)	—	254,516,010

Other businesses (Note 7.d)
MTC	39,287,809	40,499,689
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Web-Lab	6,543,675	6,543,675
TV Cabo Macau (iii)	—	2,610,251
Other	34,023	34,023
	61,946,719	65,768,850
	1,081,272,880	1,284,041,510

(i)        The increase in the goodwill of Vivo is mainly related to the Brazilian Real appreciation against the Euro in the first half of 2007 (Euro/Brazilian Real exchange rate of 2.8118 as at 31 December 2006, as compared to 2.6024 as at 30 June 2007).

(ii)     Goodwill related to the PT Multimedia business was included under the caption “Assets related to discontinued operations” as at 30 June 2007.

(iii)  The investment in this company was disposed of in January 2007 for an amount of Euro 3,108,957 (Note 32 and Exhibit I).

For impairment analysis purposes, goodwill was allocated to cash generating units, which correspond to reportable business segments (Note 7). The Company’s management has concluded, based on estimated cash flows for those segments discounted using the applicable discount rates, that as at 31 December 2006 the book value of financial investments, including goodwill, does not exceed its recoverable amount. During the six months periods ended 30 June 2007, no events occurred that indicated any impairment losses on goodwill.

33. Tangible assets

During the six months periods ended 30 June 2007 and 2006 the movements in tangible assets were as follows:

		Changes in the consolidation perimeter			Foreign currency
	Balance		Discontinued		translation		Balance
	31 Dec 2006		operations	Increases	adjustments	Other	30 Jun 2007
Cost
Land	80,701,925	—	(2,536,060)	2,756	888,512	(170,330)	78,886,803
Buildings and other constructions	994,010,394	(566,088)	(41,689,480)	4,002,832	4,476,090	7,495,798	967,729,546
Basic equipment	11,693,392,675	(5,193,750)	(592,065,927)	119,118,783	213,597,792	106,916,107	11,535,765,680
Transportation equipment	83,151,249	(110,754)	(6,719,774)	3,823,390	226,271	(4,643,009)	75,727,373
Tools and dies	22,364,493	(30,836)	(240,069)	966,476	411,783	48,992	23,520,839
Administrative equipment	1,040,518,167	(534,278)	(60,499,407)	16,810,864	11,308,015	6,221,382	1,013,824,743
Other tangible assets	68,698,713	—	(17,322,602)	724,283	(23,849)	135,057	52,211,602
In-progress tangible assets	202,969,026	—	(7,557,835)	114,261,736	12,241,918	(178,613,709)	143,301,136
Advances to suppliers of tangible assets	332,613	—	(663,882)	96,800	(22,410)	—	(256,879)
	14,186,139,255	(6,435,706)	(729,295,036)	259,807,920	243,104,122	(62,609,712)	13,890,710,843

Accumulated depreciation
Land	12,329,972	—	—	—	—	(18,656)	12,311,316
Buildings and other constructions	561,196,222	(515,553)	(14,454,140)	23,740,545	1,109,864	(1,859,656)	569,217,282
Basic equipment	8,696,866,112	(4,526,700)	(360,337,269)	339,262,878	147,264,795	(39,400,753)	8,779,129,063
Transportation equipment	43,232,754	(94,198)	(4,013,203)	7,439,460	118,745	(3,329,410)	43,354,148
Tools and dies	18,458,676	(28,944)	(199,540)	482,697	184,443	2,390	18,899,722
Administrative equipment	848,234,080	(524,714)	(38,317,829)	38,847,881	7,298,251	(3,476,050)	852,061,619
Other tangible assets	63,788,249	—	(14,690,691)	888,592	(13,422)	(527,255)	49,445,473
	10,244,106,065	(5,690,109)	(432,012,672)	410,662,053	155,962,676	(48,609,390)	10,324,418,623
	3,942,033,190	(745,596)	(297,282,364)	(150,854,133)	87,141,446	(14,000,322)	3,566,292,220

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 30 Jun 2006

Cost
Land	79,629,860	—	330,778	(158,240)	(19,015)	79,783,383
Buildings and other constructions	936,482,427	—	5,045,721	(1,361,480)	6,598,942	946,765,610
Basic equipment	11,217,237,559	(227,137)	155,577,399	(39,392,627)	84,103,467	11,417,298,661
Transportation equipment	76,931,737	—	6,738,543	(262,658)	(6,788,321)	76,619,301
Tools and dies	20,240,728	(21,360)	1,171,011	(95,873)	873,719	22,168,225
Administrative equipment	964,421,977	(506,576)	23,723,254	(2,667,314)	2,919,911	987,891,252
Other tangible assets	65,655,643	—	1,104,272	(69,775)	(347,315)	66,342,825
In-progress tangible assets	152,051,621	—	95,421,101	(2,298,109)	(122,483,898)	122,690,715
Advances to suppliers of tangible assets	1,359,837	—	—	11,689	(414,286)	957,240
	13,514,011,389	(755,073)	289,112,079	(46,294,387)	(35,556,796)	13,720,517,212
-
Accumulated depreciation
Land	12,417,562	—	—	—	(2,412)	12,415,150
Buildings and other constructions	519,591,043	—	23,941,622	(335,087)	(283,918)	542,913,660
Basic equipment	8,019,715,144	(32,577)	372,441,133	(26,918,879)	(30,492,903)	8,334,711,918
Transportation equipment	39,693,211	—	7,137,085	(152,320)	(5,590,677)	41,087,299
Tools and dies	17,753,878	(92)	380,162	(47,326)	(3,603)	18,083,019
Administrative equipment	777,628,771	(105,597)	40,844,093	(1,712,006)	(2,345,212)	814,310,049
Other tangible assets	65,208,659	—	475,970	(261,156)	13,518,971	78,942,444
	9,452,008,268	(138,266)	445,220,065	(29,426,774)	(25,199,754)	9,842,463,539
	4,062,003,121	(616,807)	(156,107,986)	(16,867,613)	(10,357,042)	3,878,053,673

The changes in the consolidation perimeter during the first half of 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I). The changes in the consolidation perimeter during the first half of 2006 are mainly related to the disposal of PrimeSys TI.

PT Multimedia was classified as a discontinued operation (Note 19), and therefore its tangible assets as at 30 June 2007 were included under the caption “Assets related to discontinued operations”. These tangible assets were excluded through the column “Discontinued operations”.

Increases in accumulated depreciation during the first half of 2007 are related to continued operations and were recorded under the caption “Depreciation and amortization”. Increases in accumulated depreciation during the first half of 2006 include Euro 415,072,377 related to continued

operations, which were included in the caption “Depreciation and amortization”, and Euro 30,147,688 related to discontinued operations, which were included in the caption “Discontinued operations”.

In the first half of 2007, the column “Other” includes Euro 11 million related to the write-off of certain fixed assets at PT Comunicações (Note 7.a).

The following situations regarding tangible assets should be mentioned:

•             Euro 1,155,033,576 of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;

•               Euro 20,976,649 of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums; and

•               In previous years, PT Comunicações, PT Prime and TMN entered into QTE lease contracts, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s consolidated balance sheet.

34. Loans

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007		31 Dec 2006
	Short-term	Long-term	Short-term	Long-term

Bonds	—	3,156,212,612	—	3,133,646,046
Bank loans
External market loans	336,047,309	1,009,495,898	381,866,643	1,075,326,685
Domestic market loans	1,894,295	2,311,851	24,994,569	28,075,839
Other loans
Commercial paper	239,848,676	—	749,411,565	—
External market loans	460,231	41,538	460,231	271,654
Liability related to equity swaps on treasury shares (Note 40.3)	776,772,019	—	187,612,393	—
Leasings	17,594,573	91,177,553	28,378,629	230,216,908
	1,372,617,103	4,259,239,452	1,372,724,030	4,467,537,132

34.1. Bonds

On 7 April 1999, PT Finance issued notes totaling Euro 1,000,000,000 under a Global Medium Term Note (“GMTN”) Programme, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 30 June 2007, the notional amount of these bonds outstanding totals Euro 879,500,000.

On 1 August 2003, Vivo Participações issued bonds amounting to 500 million Brazilian Reais (Euro 96 million as at 30 June 2007 corresponding to the 50% consolidated in PT’s balance sheet), with a maturity of five years and bearing an annual interest at a rate corresponding to 104.4% of the CDI rate.

On 1 May 2005, Vivo Participações issued bonds amounting to 1 billion Brazilian Reais (Euro 192 million as at 30 June 2007 corresponding to the 50% consolidated in PT’s balance sheet), with a maturity of ten years and bearing an annual interest at a rate ranging between 103.3% and 104.2% of the CDI.

In 2005, PT Finance issued three Eurobonds under the GMTN Programme, with the following amounts and maturities:

•    On 24 March 2005, issued Eurobonds totaling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;

•    On 24 March 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;

•    On 16 June 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025.

Expenses incurred at the date these bonds were issued, which are related to roundings in the determination of the interest rate and to commissions, are deferred and recorded as a deduction to these loans, and recognized in earnings through the life of the bons. As at 30 June 2007, the balance of these prepaid expenses amounted to Euro 11,482,900.

As at 30 June 2007, the maximum amount usable of the GMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 2,879,500,000 were used as at 30 June 2007.

As at 30 June 2007, the fair value of the bonds issued amounted to Euro 2,976 million.

34.2. Bank loans

As at 30 June 2007 and 31 December 2006, bank loans are denominated in the following currencies:

	30 Jun 2007		31 Dec 2006
	Currency of the notional	Euro	Currency of the notional	Euro

Euro	873,436,368	873,436,368	945,336,195	945,336,195
USDollar	28,086,845	20,797,368	28,128,423	21,357,952
Brazilian Real	1,183,513,801	454,777,821	1,505,081,850	535,273,437
Other		737,796		8,296,152
		1,349,749,353		1,510,263,736

In 2003, the Company entered into a Revolving Credit Facility amounting to Euro 500 million, with a maturity of 2 years and an extension option. In 2005, the maturity of this Facility was renegotiated with 50% of the loan payable in February 2009 and the remainder in February 2010.

In 2004, Portugal Telecom and PT Finance obtained three other Revolving Credit Facilities totaling Euro 400 million, as follows:

•    On 24 June 2004, with an amount of Euro 150 million and an initial maturity of four years, which was extended to six years in the first half of 2005;

•    On 18 October 2004, with an amount of Euro 100 million and an initial maturity of three years, which was extended to five years in the first half of 2005; and

•    On 22 October 2004, with an amount of Euro 150 million and a maturity of three years and six months.

As at 30 June 2007, the Group has used an amount of Euro 185 million in connection with these four stand-by facilities.

As at 30 June 2007, Vivo had also available standby facilities in the total amount of R$ 1,650 million, of which no amount was being used at that date.

As at 30 June 2007, loans obtained from the European Investment Bank (“EIB”) and KFW amounted to, respectively, Euro 668 million and Euro 5 million, maturing up to 2014.

As at 30 June 2007 and 31 December 2006, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	30 Jun 2007	31 Dec 2006

Maximum	5.46%	5.46%
Minimum	3.00%	3.00%

As at 30 June 2007 , the fair value of total bank loans amounted to Euro 1,257 million.

34.3. Commercial paper

Portugal Telecom has entered into short-term commercial paper programs, amounting to a total of Euro 875,000,000. As at 30 June 2007, the Company had used an amount of Euro 239,848,676, with maturity in July 2007 and interest at an annual average rate of 4.17%. The fair value as at 30 June 2007 of outstanding commercial paper is similar to its carrying value.

34.4. Leasings

Financial leasing obligations booked at at 30 June 2007 are mainly related to the lease of vehicles and buildings. The reduction occurred in this caption is primarily explained by the contribution of the multimedia business as at 31 December 2006, which amounted to approximately Euro 143 million.

34.5. Medium and long–term debt

As at 30 June 2007, long–term debt mature on the following years:

Second half of 2008	365,258,805
2009	1,120,878,191
2010	244,016,798
2011	108,895,217
First half of 2012	1,034,744,741
Second half of 2012	85,111,674
2013 and following years	1,300,334,026
4,259,239,452

34.6. Covenants

As at 30 June 2007, the Company had several covenants related to its indebtedness, which have been fully complied with as at that date, as follows:

•                  Change in control

The Credit Facilities amounting to Euro 900 million and certain loans obtained from EIB totaling Euro 655 million as at 30 June 2007, grant the right to the banks of demanding the repayment of all amounts due in the case of any change in the control of Portugal Telecom.

•                  Credit rating

Certain loan agreements with the EIB, totaling Euro 364 million as at 30 June 2007, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom was reduced to BBB/Baa2 or less. As a result of PT’s downgrade on 3 August 2006 to BBB- by S&P, to Baa2 by Moody’s and to BBB by Fitch, the Company negotiated with EIB revised terms and conditions for these loans. The agreement between the two entities, signed on 23 February 2007, allows PT to present the guarantee only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch).

•                  Control/disposal of subsidiaries

The Credit Facility amounting to Euro 500 million states that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. As of the date of this filling there are no outstanding amounts related to this Credit Facility.

•                  Disposals of assets

The Credit Facility amounting to Euro 100 million and certain EIB loans totaling Euro 662 million include certain restrictions regarding the disposal of assets by Portugal Telecom. Following the agreement signed with EIB on 23 February 2007 mentioned above, the bank waived its rights related to this covenant solely for the PT Multimedia spin-off.

•                  Financial ratios

The Facility of Euro 500 million and one of the facilities of Euro 150 million state that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. The Credit Facility of Euro 100 million, states that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the conditions (spread and maturity) applicable to the Facility of Euro 500 million and to the Euro 150 million Facility obtained in June 2004 may be changed if the ratio Consolidated Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 30 June 2007, this ratio stood at 1.87.

•                  Negative Pledge

The Global Medium Term Notes and the Facilities totaling Euro 900 million are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

35. Accounts payable

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Accounts payable-trade	636,391,557	706,367,545
Fixed asset suppliers	194,194,228	347,216,526
Accounts payable to employees	15,100,745	18,382,030
Other	43,665,138	43,123,122
	889,351,668	1,115,089,223

36. Accrued expenses

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Supplies and external services	215,898,859	299,237,991
Interest expense (i)	129,018,031	196,902,460
Vacation pay and bonuses	97,930,398	111,835,095
Discounts to clients	47,498,269	39,057,657
Other	43,236,791	33,184,329
	533,582,348	680,217,532

(i)             As at 30 June 2007 and 31 December 2006, this caption includes (a) respectively Euro 57.3 million and Euro 58.5 million (Note 41) related to the fair value of the interest component of the exchange rate and interest rate derivatives contracted by Vivo, and (b) respectively Euro 13.1 million and Euro 11.2 million (Note 41) related to the fair value of exchange rate and interest rate derivatives contracted by several Group companies. The reduction in this caption as compared to the balance at year-end 2006, is mainly related to the fact that interest expenses related to the Eurobonds issued in the first half of 2005 and on 7 April 1999 (Note 34) are payable in the first half of each year.

37. Deferred income

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Current deferred income
Advance billings
Pre-paid mobile traffic	89,344,931	111,408,166
Penalties imposed to customers relating to violations of contracts	41,573,128	39,942,294
Other advance billings	69,479,380	41,948,176
Other	16,111,601	22,439,675
	216,509,040	215,738,311
Non-current deferred income
Related parties (i)	13,644,866	—
Other	380,108	380,097
	14,024,974	380,097

(i)             This caption corresponds to the deferred income related to the contract entered into between PT Comunicações and TV Cabo, under which TV Cabo acquires capacity on PT Comunicações fixed network.

38. Provisions and adjustments

During the first half of 2007 and 2006, the movements in this caption were as follows:

		Changes in the				Foreign currency
	Balance	consolidation	Descontinued			translation		Balance
	31 Dec 2006	perimeter	operations	Increases	Decreases	adjustments	Other	30 Jun 2007
Adjustments
For doubtful accounts receivable (Notes 24 and 25)	424,611,862	(94,235)	(63,075,788)	64,771,762	(13,303,492)	7,381,707	(43,376,306)	376,915,510
For inventories (Note 26)	24,632,949	—	(7,555,757)	170,620	(2,247,392)	963,935	5,550,973	21,515,328
For investments (Note 30 and 31)	33,836,782	7620942	(3,076,928)	1,004,101	(41,867)	214839	(3,092,850)	36,465,019
	483,081,593	7,526,707	(73,708,473)	65,946,483	(15,592,751)	8,560,481	(40,918,183)	434,895,857
Provisions for risks and costs
Litigation (Note 45)	52,386,942	—	(137,000)	26,279,321	(2,779,046)	3,888,228	(11,347,233)	68,291,212
Taxes	43,655,078	—	(6,423,765)	1,954,211	(3,237,730)	997,652	(10,335,840)	26,609,606
Other	111,743,038	—	(5,843,708)	29,169,155	(145,926)	2,723,463	2,799,486	140,445,508
	207,785,058	—	(12,404,473)	57,402,687	(6,162,702)	7,609,343	(18,883,587)	235,346,326
	690,866,651	7,526,707	(86,112,946)	123,349,170	(21,755,453)	16,169,824	(59,801,770)	670,242,183

				Foreign currency
	Balance			translation		Balance
	31 Dec 2005	Increases	Decreases	adjustments	Other	30 Jun 2006
Adjustments
For doubtful accounts receivable	373,818,493	169,041,729	(26,243,419)	(4,695,284)	(91,539,042)	420,382,477
For inventories	28,247,571	2,029,496	(2,054,930)	(188,156)	348,230	28,382,211
For investments	65,270,472	2,690,903	(11,258,953)	(335,502)	(1,173,869)	55,193,051
	467,336,536	173,762,128	(39,557,302)	(5,218,942)	(92,364,681)	503,957,739
Provisions for risks and costs
Litigation	74,717,074	13,360,816	(3,271,628)	(1,093,891)	(11,036,425)	72,675,946
Taxes	66,160,198	2,663,551	(4,905,659)	(556,894)	592,365	63,953,561
Other	135,511,379	2,974,172	(9,555,728)	(546,764)	(11,637,970)	116,745,089
	276,388,651	18,998,539	(17,733,015)	(2,197,549)	(22,082,030)	253,374,596
	743,725,187	192,760,667	(57,290,317)	(7,416,491)	(114,446,711)	757,332,335

PT Multimedia was classified as a discontinued operation (Note 19), and therefore its adjustments and provisions as at 30 June 2007 were included under the captions “Assets related to discontinued operations” and “Liabilities related to discontinued operations”, while its adjustments and provisions included in PT’s balance sheet as at 31 December 2006 were excluded from consolidation through the column “Discontinued operations”.

As at 30 June 2007 and 31 December 2006, the caption “Provisions for risks and costs” was classified in the balance sheet in accordance with the expected settlement date, as follows:

	30 Jun 2007	31 Dec 2006

Current provision
Litigation	37,287,686	32,053,458
Taxes	18,220,556	26,512,397
Other	74,817,129	46,585,636
	130,325,371	105,151,491
Non-current provision
Litigation	31,003,526	20,333,484
Taxes	8,389,050	17,142,681
Other	65,628,379	65,157,402
	105,020,955	102,633,567
	235,346,326	207,785,058

The provision for taxes relates to probable tax contingencies, which were estimated based on internal information and the opinion of external tax advisors.

As at 30 June 2007 and 31 December 2006, the caption “Provisions for risks and costs - Other”, consists of:

	30 Jun 2007	31 Dec 2006

Asset retirement obligation (Note 3.g)	60,095,249	58,867,102
Customer retention programs (i)	48,104,823	42,607,492
Provision related to the spin-off of PT Multimedia (Note 19)	18,200,000	—
Negative financial investments (Note 30) (ii)	3,797,169	4,548,077
Other	10,248,267	5,720,367
	140,445,508	111,743,038

(i)             This provision was recognised by TMN and Vivo to settle future liabilities relating to customer retention programmes and was computed based on present catalogue costs and estimated usage levels.

(ii)          This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Notes 2.a).

The increases in provisions and adjustments in the first half of 2007 and 2006 were recognised in the income statement as follows:

	2007	2006

Provisions and adjustments	94,838,867	176,852,675
Discontinued operations - other costs (Note 19)	18,200,000	8,816,365
Equity in losses of affiliated companies	5,789,570	1,246,395
Income taxes (Notes 18 and 27)	1,414,078	1 851 690
Costs of products sold (Note 11)	160,377	1,229,539
Other	2,946,278	2,764,003
	123,349,170	192,760,667

The decreases in these captions in the first half of 2007 and 2006  were recognised in the income statement as follows:

	2007	2006

Provisions and adjustments	19,425,452	32,814,194
Costs of products sold (Note 11)	1,941,543	123
Equity in earnings of affiliated companies	33,279	11,258,953
Discontinued operations - other costs (Note 19)	—	10,422,037
Discontinued operations - commercial costs	—	1,943,503
Other	355,179	851,507
	21,755,453	57,290,317

In the first half of 2007 and 2006, the profit and loss caption “Provisions and adjustments” consists of:

	2007	2006

Increases in provisions and adjustments for doubtful receivables and other	94,838,867	176,852,675
Decreases in provisions and adjustments for doubtful receivables and other	(19,425,452)	(32,814,194)
Direct write-off of accounts receivable	1,633,416	1,093,303
Collections from accounts receivable which were previously written-off	(1,435,181)	(2,507,757)
	75,611,650	142,624,027

The amount in the column “Other movements” under the caption “Adjustments for doubtful accounts receivable” relates mainly to the write-off of balances previously fully provided for (Note 24).

39. Other current and non-current liabilities

As at 30 June 2007 and 31 December 2006, these captions consist of:

	30 Jun 2007	31 Dec 2006

Other current liabilities
Accounts payable from QTEtransactions (Notes 3.l.ix) and 29)	85,822,772	46,332,009
Dividends payable (i)	13,236,330	8,909,070
Other (ii)	26,810,713	27,254,810
	125,869,815	82,495,889
Other non-current liabilities
Accounts payable from QTEtransactions (Notes 3.l.ix) and 29)	548,580,425	627,430,804
Fair value of derivative financial instruments (Note 41)	38,254,258	44,048,655
Other (iii)	6,537,895	11,065,915
	593,372,578	682,545,374

(i)             This caption is related to unpaid dividends declared by Brasilcel’s subsidiaries.

(ii)        As at 31 December 2006, this caption includes Euro 22 million related to an account receivable in favour of the shareholders of the subsidiaries of Brasilcel in connection with a reverse stock split undertaken in 2005. In this transaction, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognized the value received in this auction as a payable to the former shareholders, which will be reduced to the extent the former shareholders request those amounts.

(iii) This caption includes primarily accrued expenses in connection with certain loans obtained by Vivo where the interest component is payable in more than 12 months.

40. Shareholders’ Equity

During 2006 and in the first half of 2007, the movements in this caption were as follows:

		Capital			Reserve		Total equity
	Share	issued	Treasury	Legal	for treasury	Accumulated	excluding minority
	capital	premium	shares	reserve	shares	earnings	intersts
Balance as at 31 December 2005	1,128,856,500	91,704,891	(102,044,948)	179,229,361	125,428,500	405,216,985	1,828,391,289
Share capital increase through the incorporation of reserves	338,656,950	(91,704,891)	—	(121,523,559)	(125,428,500)	—	—
Increase of free reserves through a share capital reduction	(1,072,413,675)	—	—	—	—	1,072,413,675	—
Acquisition of treasury shares, through equity swaps	—	—	(171,984,398)	—	—	—	(171,984,398)
Cash settlement of equity swaps over treasury shares	—	—	86,416,953	—	—	—	86,416,953
Dividends paid (Notes 21 and 43.i)	—	—	—	—	—	(526,402,838)	(526,402,838)
Earnings allocated to the legal reserve	—	—	—	25,001,079	—	(25,001,079)	—
Income recognized directly in equity	—	—	—	—	—	172,069,067	172,069,067
Income recognized in the income statement	—	—	—	—	—	866,759,657	866,759,657
Balance as at 31 December 2006	395,099,775	—	(187,612,393)	82,706,881	—	1,965,055,467	2,255,249,730
Share capital increase through the incorporation of reserves	79,019,955	—	—	(79,019,955)	—	—	—
Increase of free reserves through a share capital reduction	(440,254,035)	—	—	—	—	440,254,035	—
Acquisition of treasury shares, through equity swaps	—	—	(1,061,285,545)	—	—	—	(1,061,285,545)
Cash settlement of equity swaps over treasury shares	—	—	472,125,919	—	—	—	472,125,919
Dividends paid (Notes 21 and 43.i)	—	—	—	—	—	(516,506,816)	(516,506,816)
Earnings allocated to the legal reserve	—	—	—	3,086,213	—	(3,086,213)	—
Income recognized directly in equity	—	—	—	—	—	424,306,104	424,306,104
Income recognized in the income statement	—	—	—	—	—	429,084,610	429,084,610
Balance as at 30 June 2007	33,865,695	—	(776,772,019)	6,773,139	—	2,739,107,187	2,002,974,002

40.1. Share capital

As approved at the Annual General Meeting held on 27 April 2007, Portugal Telecom has completed on 22 May 2007 its share capital increase of Euro 79,019,955, through the incorporation of legal reserve, and its share capital reduction of Euro 440,254,035, for the release of excess capital through the creation of free reserves in the same amount. As a result of the referred operations, Portugal Telecom’s fully subscribed and paid share capital as at 30 June 2007, amounted to Euro 33,865,695 and is represented by 1,128,856,500 shares, with a nominal value of three cents each with the following distribution:

•                  1,128,856,000 ordinary shares; and

•                  500 Class A shares.

The following matters may not be approved in a General Shareholders’ Meeting against the majority of the votes corresponding to Class A shares:

•                  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities to those of the companies within a dominant relation with Portugal Telecom;

•                  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;

•                  Issuing of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuing of bonds convertible into shares, as well as establishing the standards for the issuing of bonds of such nature to be resolved by the Board of Directors;

•                  The passing of resolutions on the application of the financial year results, in the case of dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;

•                  Election of the Board of the General Shareholders’ Meeting;

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles of the policy of shareholdings in companies, as well as, in the cases where those principles require prior General Shareholders’ Meeting authorization, the passing of resolutions on the respective acquisitions and sales;

•                  Moving the Company’s registered offices within the municipality of Lisbon or to a neighbouring municipality.

In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the approval of a majority of the votes of the Class A shares.

40.2. Capital issued premium

This caption resulted from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (“CMVM”, the Portuguese securities and stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without it being necessary to first use other reserves). Capital issued premium was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

40.3. Treasury shares

As at 30 June 2007 and 31 December 2006, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 34).

During 2006 and the first half of 2007, the movements in these captions were as follows:

	Number of	Nominal	Premiums and	Carrying	Carrying value
	shares	value	discounts	value	per share

Balance as at 31 December 2005	13,240,000	13,240,000	88,804,948	102,044,948	7.71
Acquisitions	18,740,000	6,559,000	165,425,398	171,984,398
Cash settlement of equity swaps over treasury shares	(11,340,000)	(3,969,000)	(82,447,953)	(86,416,953)
Change in the nominal value of each share	—	(8,606,000)	8,606,000	—
Balance as at 31 December 2006	20,640,000	7,224,000	180,388,393	187,612,393	9.09
Acquisitions	103,571,354	3,107,141	1,058,178,404	1,061,285,545
Cash settlement of equity swaps over treasury shares (i)	(48,810,043)	(1,464,301)	(470,661,618)	(472,125,919)
Change in the nominal value of each share	—	(6,604,800)	6,604,800	—
Balance as at 30 June 2007	75,401,311	2,262,039	774,509,980	776,772,019	10.30

(i)             During the first half of 2007, Portugal Telecom decided to cash settle the equity swaps over 48,810,043 own shares, having received an amount of Euro 31,247,010 (Note 16) resulting from the difference between the exercise price and the market price of PT’s share as of the dates of the financial settlement.

40.4. Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of the legal reserve amounting to Euro 121,523,559 and Euro 79,019,955 was used in the share capital increases effective on 11 May 2006 and 22 May 2007, respectively.

40.5. Reserve for treasury shares

The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled. This reserve has the same legal regime as the legal reserve. The total reserve for treasury shares was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

40.6. Accumulated earnings

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006

Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1 and 9.2)	(1,328,988,666)	(1,650,597,836)
Hedge accounting of financial instruments (Note 41.2)	(781,844)	3,984,931
Investments available for sale	2,362,844	22,968,096
Cumulative foreign currency translation adjustments and other (i)	845,175,804	637,337,339
	(482,231,862)	(986,307,470)
Tax effect	352,594,907	430,471,597
	(129,636,955)	(555,835,873)
Free reserves and retained earnings	2,439,659,532	1,654,131,683
Net income attributable to equity holders of the parent	429,084,610	866,759,657
	2,739,107,187	1,965,055,467

(i)       This caption includes mainly the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is mainly related to PT’s investment in Brazil, whose currency translation adjustments amounted to Euro 864 million as at 30 June 2007, mainly related to the investment in Vivo.

41. Financial instruments

41.1. Financial risks

Portugal Telecom is primarily exposed to (i) market risks related mainly to changes in foreign currency exchange rates and in interest rates, (ii) credit risks, (iii) liquidity risks and (iv) other risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to a lower level. Portugal Telecom enters into a variety of derivative financial instruments to manage its risk exposure to changes in interest rates and foreign currency exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are permanently monitored. The fair value of these derivatives is determined on a regular basis in order to assess the economic and financial implications of different scenarios.

Foreign currency exchange rate

Foreign currency exchange rate risks are mainly related to our investments in Brazil and other foreign countries, and to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

As at 30 June 2007, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,538 million (Euro 2,897 million at the Euro/Real exchange rate as at 30 June 2007), of which more than approximately 90% is related to our investment in Vivo.

The Group is also exposed to foreign currency exchange-rate risks related to debt denominated in foreign currencies different from the Group companies’ functional currencies. As at 30 June 2007, these risks are basically related to:

•             Debt denominated in US Dollars contracted by Portugal Telecom amounting to US$ 53 million (Euro 39 million at the Euro/US Dollar exchange rate as at 30 June 2007), for which Portugal Telecom has contracted an exchange rate and interest rate derivative;

•             Debt denominated in US Dollars contracted by Vivo amounting to US$ 279 million (Euro 207 million), for which Vivo has contracted exchange and interest rate derivatives, which hedge more than 90% of the debt.

•             Debt denominated in Japanese Yenes contracted by Vivo amounting to ¥ 21,684 million (Euro 131 million), for which Vivo has contracted exchange rate and interest rate derivatives, which hedge 100% of the debt.

•             An exchange rate derivative contracted by Portugal Telecom with a notional of US$ 218 million (put) and Euro 200 million (call). This derivative is classified in the balance sheet as a financial instrument held for trading, since it did not comply with the requirements to account for as a hedge financial instrument (Note 41.2).

On the following paragraphs and as required by IFRS 7, it is described a sensitivity analysis that shows the effects of hypothetical changes of relevant risk variables on the income statement and shareholders’ equity:

•             The impact of the appreciation (devaluation) of the Euro/Real exchange rate by 0.1 from 2.6024 to 2.5024 (2.7024), would be an increase (decrease) in PT’s net assets as at 30 June 2007 by approximately Euro 116 million (Euro 107 million);

•             The impact of the US Dollar appreciation (devaluation) against the Euro by 0.01 in PT’s held for trading exchange rate derivative mentioned above, would be a decrease (increase) in net financial expenses amounting to approximately Euro 1 million (Euro 1 million);

•             Most of non-derivative financial assets and liabilities (cash and cash equivalents, trade receivables and payables, and debt) are either directly denominated in the functional currency or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders’ equity of the companies where those assets and liabilities are recorded.

Interest rate

Interest rate risks basically impact our financial expenses on the floating interest rate debt. Portugal Telecom is exposed to these risks primarily in the Euro zone and in Brazil (Vivo). With the purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

As at 30 June 2007, 78.8% of net debt and 59.9% of gross debt were, directly or indirectly through the use of interest rate derivatives, set in fixed rates. The remaining 21.2% of net debt and 40.1% of gross debt are exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the six months period ended 30 June 2007, net interest expenses would have been higher (lower) by an amount of approximately 1.2 million (1.2 million).

The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal is to hedge currency or interest rate risk. If the market interest rates had been higher (lower) by 1% during the six months period ended 30 June 2007, net interest expenses in respect of these instruments would have been higher (lower) by an amount of approximately Euro 0.5 million (Euro 0.5 million).

Interest rate risks also results from the exposure to changes in the fair value of PT’s long term fixed-rate debt due to changes in market interest rates.

Credit risks

Credit risk is related to the risk that a third party fails on its contractual obligations resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its treasury and operating activities.

Risks related to treasury activities result from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Credit risks related to operations are basically related to outstanding receivables from services rendered to our customers (Notes 24 and 25). These risks are monitored on a business to business basis and PT’s management of these risks aims to (a) limit the credit granted to customers, considering the profile and the aging of receivables of each customer, (b) monitor the evolution of the level of credit granted, and (c) perform an impairment analysis of its receivables on a regular basis.

The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. The Group obtains credit guarantee insurance, whenever the financial condition of a customer requires it.

Adjustments for accounts receivable are computed taking into consideration primarily (a) the risk profile of the customer, weather it’s a corporate or a residential customer, (b) the aging of the receivables, which differs from business to business, and (c) the financial condition of the customers. The movement of these adjustments for the six months periods ended 30 June 2007 and 2006 is disclosed in Note 38. As at 30 June 2007, the Company believes that there is no further credit provision required in excess of the adjustments for doubtful accounts receivable included in Note 38.

Liquidity risks

These risks may occur if the sources of funding, such as operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments.

In order to mitigate liquidity risks, Portugal Telecom seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short term debt and, at the same time, pay all its financial commitments, as mentioned above. As at 30 June 2007, the amount of available cash plus the undrawn amount of PT’s commercial paper lines (cash immediately available upon a 2-day notice) and PT’s standby facilities totaled Euro 2,702 million. Excluding non-domestic operations, this amount was Euro 2,358 million. As at 30 June 2007, Vivo had also available standby facilities in the amount of R$ 1,650 million, of which no amount was being used at that date. The average maturity of PT’s net debt as at 30 June 2007 is 6.0 years.

Country risk

The political and economic risks of a specific country may affect our investments in foreign countries, with particular emphasis to our investments in Brazil and in Africa. These risks may have a negative effect on net assets, cash flows and results of those investments.

Other risks

Portugal Telecom is exposed to equity price risks arising mainly from changes in the value of investments accounted for by the equity method or classified as available for sale. These risks affect Portugal Telecom basically in its investments in UOL (Note 30) and Telefónica (Note 31).

As at 30 June 2007, the fair value of our investment in UOL amounted to Euro 155 million, which compares to a carrying value of Euro 119 million, including goodwill (Note 30). The fair value of this investment is based on the market price of UOL shares, which are listed on the Brazilian stock market. Altough the Group is exposed to the equity price risk arising from the investment in UOL, this investment meets the IFRS requirements to be accounted for under the equity method.

In relation to our investment in Telefónica, which is recorded at fair value through equity, the increase/(decrease) by 10% in its share price as at 30 June 2007, would have increased/(decreased) our investment by Euro 0.5 million.

Portugal Telecom is also exposed to risks related to the changes in the fair value of the plan assets associated with PT’s post retirement defined benefit plans (Note 9). The main purpose of the investment policy established is the capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

41.2. Derivative financial instruments

Equity derivatives

In order to increase its exposure to PT Multimedia, Portugal Telecom contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimedia, representing 9.9% of PTM’s share capital, which were recorded on the balance sheet at fair value through profit and loss.

During the first half of 2007, a gain amounting to Euro 77,428,725 (Note 7.d) was booked related to the change in fair value of these equity swaps up to May 2007, when these equity swaps were cash settled and as a result Portugal Telecom has received an amount of Euro 94,477,028 (Note 43.f).

Hedging financial instruments

As described above, Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 30 June 2007 and 31 December 2006, the following financial instruments were classified as hedging derivatives (amounts in millions of euros, including 100% of Vivo’s financial instruments):

	Notional		Average maturity
Company	amount	Transaction	(years)	Economic goal

Cash flow hedge
Portugal Telecom	108.9	EURInterest rate swaps	4.5	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	39.3	Currency swaps EUR/USD	4.5	Eliminate the risk of exchange rate fluctuations in loans
Vivo	373.0	Currency swaps BRL/USD	0.6	Eliminate the risk of exchange rate fluctuations in loans
Vivo	260.0	Currency swaps BRL/JPY	1.0	Eliminate the risk of exchange rate fluctuations in loans

31 Dec 2006	Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Cash flow hedge
Portugal Telecom	399.0	EURInterest rate swaps	6.8	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	40.3	Cross currency swaps EUR/USD	5.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	565.8	Cross currency swaps BRL/USD	0.8	Eliminate the risk of exchange rate fluctuations in loans
Vivo	320.4	Cross currency swaps BRL/JPY	1.3	Eliminate the risk of exchange rate fluctuations in loans

Financial instruments held for trading

As at 30 June 2007 and 31 December 2006, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros, including 100% of Vivo’s financial instruments):

30 Jun 2007	Euro million

	Notional		Average maturity
Company	amount	Transaction	(years)	Economic goal

Portugal Telecom	200.0	EURCall / USD Put	1.8	Restructure of previous derivative financial instruments
Cabo Verde Telecom	1.7	Currency swap EUR/USD	2.5	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	7.7	Currency swaps BRL/USD	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	889.8	BRL Interest rate swaps	1.1	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	172.1	USD Interest rate swaps	0.3	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	17.5	Currency swaps BRL/USD	2.9	Eliminate the risk of exchange rate fluctuations in loans

31 Dec 2006	Euro million

	Notional		Average maturity
Company	amount	Transaction	(years)	Economic goal

Portugal Telecom	251.6	EURInterest rate swaps	5.5	Instruments resulting from previous hedgings
Portugal Telecom	200.0	EURCall / USD Put	2.3	Restructure of previous derivative financial instruments
Portugal Telecom	275.8	Equity swaps on PT Multimedia shares	1.6	Increase exposure to PT Multimedia
Cabo Verde Telecom	2.1	Cross currency swap EUR/USD	2.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	12.5	Cross currency swaps BRL/USD	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	1.9	Cross currency swaps BRL/EUR	0.4	Eliminate the risk of exchange rate fluctuations in loans
Vivo	875.8	BRL Interest rate swaps	0.5	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	176.5	USD Interest rate swaps	0.8	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	16.6	Cross currency swaps BRL/USD	3.3	Eliminate the risk of exchange rate fluctuations in loans

Fair value of financial instruments

The movement in the fair value of derivatives during the six months periods ended 30 June 2007 and 2006 was as follows (amounts in millions of euros):

					Foreign
					currency
					translation
	Balance 31	Fair value adjustment		Additions and	adjustments	Balance 30
	Dec 2006	Income	Reserves	cancelations	and other	Jun 2007
Fair value hedges
Exchange rate and interest rate (i)	(94.1)	(68.6)	—	49.2	(7.3)	(120.8)
Derivatives held for trading
Exchange rate (ii)	(35.0)	(2.5)	—	—	—	(37.5)
Exchange rate and interest rate	(11.2)	(5.2)	—	4.4	(1.2)	(13.1)
Interest rate	(7.4)	0.8	—	8.2	(1.7)	—
Equity swaps over PT Multimedia shares (Notes 7.d and 43.f)	17.0	77.4	—	(94.5)	—	—
Cash flow hedges
Interest rate (Note 40.6)	4.0	9.2	(4.8)	(9.2)	—	(0.8)
	(126.7)	11.3	(4.8)	(41.9)	(10.2)	(172.2)

(i)           This caption includes a liability of Euro 11 million recorded at Portugal Telecom, which has an average maturity of 4.5 years and a liability of Euro 110 million recorded at Vivo with an average maturity of 0.7 years.

(ii)        This liability has a maturity of 1.8 years.

					Foreign
					currency
					translation
	Balance 31	Fair value adjustment		Additions and	adjustments	Balance 30
	Dec 2005	Income	Reserves	cancelations	and other	Jun 2006
Fair value hedges
Interest rate and exchange rate	(122.3)	(84.0)	—	104.0	1.7	(100.7)
Derivatives held for trading
Exchange rate	(26.6)	(7.9)	—	—	—	(34.5)
Exchange rate and interest rate	36.3	(4.1)	—	5.1	(3.2)	34.0
Interest rate	(5.3)	3.8	—	—	(0.0)	(1.6)
Equity swaps over PT Multimedia shares (Note 43.f)	42.0	(15.5)	—	(27.4)	—	(0.8)
Cash flow hedges
Interest rate	(21.6)	(1.7)	17.9	1.7	—	(3.7)
	(97.6)	(109.4)	17.9	83.3	(1.6)	(107.4)

In the first half of 2007 and 2006, the fair value adjustments related to derivatives were recorded in the following income statement captions (amounts in millions of euros):

	2007				2006
		Net					Net
		foreign	Net losses/			Net foreign	losses/
		currency	(gains) on			currency	(gains) on
		exchange	financial			exchange	financial
	Net interest	losses/	assets		Net interest	losses/	assets
	expense	(gains)	(Note 16)	Total	expense	(gains)	(Note 16)	Total
Fair value hedges
Interest rate and exchange rate	25.1	43.5	—	68.6	41.7	42.3	—	84.0
Derivatives held for trading
Exchange rate	—	—	2.5	2.5	—	—	7.9	7.9
Exchange rate and interest rate	—	2.6	2.6	5.2	—	3.7	0.5	4.1
Interest rate	—	—	(0.8)	(0.8)	—	—	(3.8)	(3.8)
Equity swaps over PT Multimedia shares	—	—	(77.4)	(77.4)	—	—	15.5	15.5
Cash flow hedges
Interest rate	(9.2)	—	—	(9.2)	2	—	—	1.7
	15.8	46.1	(73.2)	(11.3)	43.4	46.0	20.0	109.4

As at 30 June 2007, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions (amounts in millions of euros):

	Liabilities
			Other non-
		Accrued	current
		expenses	liabilities
	Debt	(Note 36)	(Note 39)	Total
Fair value hedges
Exchange rate and interest rate	(63.5)	(57.3)	—	(120.8)
Derivatives held for trading
Exchange rate	—	—	(37.5)	(37.5)
Exchange rate and interest rate	—	(13.1)	—	(13.1)
Cash flow hedges
Interest rate	—	—	(0.8)	(0.8)
	(63.5)	(70.4)	(38.3)	(172.2)

As at 31 December 2006, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions (amounts in millions of euros):

	Assets		Liabilities
		Other non-			Other non-
		current		Accrued	current
	Short term	assets (Note		expenses (Note	liabilities
	investments	29)	Debt	36)	(Note 39)	Total
Fair value hedges
Exchange rate and interest rate	—	—	(35.6)	(58.5)	—	(94.1)
Derivatives held for trading
Exchange rate	—	—	—	—	(35.0)	(35.0)
Exchange rate and interest rate	—	—	—	(11.2)	—	(11.2)
Interest rate	1.7	—	—	—	(9.0)	(7.4)
Equity swaps over PT Multimedia shares	—	17.0	—	—	—	17.0
Cash flow hedges
Interest rate	—	4.0	—	—	—	4.0
	1.7	21.0	(35.6)	(69.7)	(44.0)	(126.7)

41.3. Other disclosures on financial instruments

The carrying amounts of each of the following categories, as defined in IAS 39, were recognized as follows (amouts in millions of euros):

Caption	30 Jun 2007	31 Dec 2006

Financial assets carried at amortised cost
Cash and cash equivalents	463.0	548.5
Short-term investments (Note 23)	888.4	1,535.2
Accounts receivable - trade (Note 24)	1,209.0	1,182.8
Accounts receivable - other (i)	102.2	108.2
Other current and non-current assets - QTEtransactions (Note 29)	634.4	673.8
Investments in group companies - loans (Note 30)	90.6	102.0
	3,387.5	4,150.5

Financial assets carried at fair value through profit and loss
Other non-current assets - held for trading derivatives (Note 41.2)	—	17.0

Derivatives designated and effective as hedging instruments carried at fair value
Other non-current assets/(liabilities) - interest rate derivatives - cash flow hedges (Note 41.2)	(0.8)	4.0
Bank loans - exchange and interest rate derivatives - fair value hedges (Note 41.2) (ii)	(63.5)	(35.6)
Accrued expenses - exchange and interest rate derivatives - fair value hedges (Note 41.2) (iii)	(57.3)	(58.5)
	(121.6)	(90.1)

Available-for-sale investments carried at fair value
Other investments (Note 31)	4.5	99.7

Financial liabilities carried at amortised cost
Debt - bonds (Note 34)	(3,156.2)	(3,133.6)
Debt - bank loans (ii)	(1,286.2)	(1,474.6)
Debt - other loans (Note 34)	(240.4)	(750.1)
Debt - equity swaps on treasury shares (Note 34)	(776.8)	(187.6)
Accounts payable (Note 35)	(889.4)	(1,115.1)
Accrued expenses (iii)	(463.2)	(610.5)
Other current liabilities	(26.8)	(27.3)
	(6,838.9)	(7,298.9)

Derivatives held for trading
Accrued expenses - Exchange rate and interest rate derivatives(Note 41.2)	(13.1)	(11.2)
Other non-current liabilities - Exchange rate derivatives (Note 41.2)	(37.5)	(35.0)
Other non-current liabilities - Interest rate derivatives (Note 41.2)	—	(9.0)
	(50.6)	(55.3)

Financial liabilities recorded according to IAS17
Debt - finance leases (Note 34)	(108.8)	(258.6)
Other current and non-current liabilities - QTEtransactions (Note 39)	(634.4)	(673.8)
	(743.2)	(932.4)

(i)    The balance sheet caption “Accounts receivable – other” includes certain assets, such as trial deposits and advances to suppliers, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption.

(ii)   Total bank loans include its notional amounts which were carried at amortised cost and the fair value of certain exchange and interest rate derivatives.

(iii)  Accrued expenses were carried at amortised cost, except for (a) the interest component of certain exchange and interest rate derivatives classified as fair value hedges and (b) the fair value of held for trading exchange rate and interest rate derivatives.

Except for debt, whose fair value is disclosed on Note 34, and for derivatives and available for sale investments, which are recorded at fair value, as mentioned in Notes 41.2 and 31, respectively, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts.

42. Guarantees and financial commitments

As at 30 June 2007, the Company has presented guarantees and comfort letters to third parties, as follows:

Bank guarantees and other guarantees given to Tax Authorities	37,702,908

Bank guarantees given to Portuguese courts for outstanding litigation	1,671,428

Bank guarantees given to other entities
On behalf of TMN	28,876,117
On behalf of PT Comunicações	8,163,138
Other bank guarantees	4,161,171
41,200,426
Comfort letters given to other entities
PT Ventures	5,648,921
Other	2,000,000
7,648,921

Bank guarantees given on behalf of TMN include a guarantee presented in connection with cross-border lease transactions contracted by TMN (Note 33) and guarantees presented to ANACOM related to TMN’s obligations under the UMTS licenses acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were presented to Municipal Authorities and are mainly related to the repayment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way.

As at 30 June 2007, the Company had also assumed the following financial commitments, in addition to those recorded in the financial statements:

(a)     In June 2006, Médi Télécom entered into a medium and long-term contract with a consortium of Moroccan banks, for a total amount of Euro 544 million. The funds raised were used to repay all the medium and long term debt, denominated in foreign currencies, previously issued under loan contracts entered into with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale.

As was the case under the loans repaid, under the provisions of the new loan agreements, Médi Télécom is required to attain certain financial performance levels. In accordance with the financing transaction, the major shareholders of Médi Télécom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Móviles España (32.18%) and Banque Marrocaine du Commerce Exterieur (17.59%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Télécom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets. On October 2006, the other shareholders of Médi Télécom also signed the Shareholders Support Deed.

Under this agreement, these parties committed to make contributions (capital subscription or loans), proportional to their stakes in the company, up to a total of Euro 168 million, of which Euro 50 million are related to the repayment of debt, and ends as soon as Médi Télécom reaches a Net Debt/EBITDA ratio of less than 2.0. As at 30 June 2007, following the renegociation of the

Shareholders Support Deed during 2006, the maximum liability to Portugal Telecom amounts to Euro 54 million, which is proportional to its stake in Médi Télécom.

(b)    Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste Multimédia, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 30 June 2007, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste Multimédia amounting to Euro 30,023,168 (Note 30).

(c)     Under the purchase agreement for the UMTS license, TMN has committed to make contributions of Euro 532 million for the development of the information society in Portugal during the period through the maturity of the license (2015). In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at Euro 355 million. These contributions will mainly include the sale of subsidized equipment, the offer of our services at reduced prices and investments in the UMTS network. As a result, TMN expects that the actual cash payments to meet these commitments will be significantly lower than the total commitment amount.

(d)    As at 30 June 2007, the Group has assumed purchase commitments to suppliers amounting to Euro 110 million, essentially related to equipment.

As at 30 June 2007, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 34), were as follows:

- Guarantees in favor of European Investment Bank	148,523,344
- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	5,481,560

As at 30 June 2007, Portugal Telecom had bank deposits amounting to Euro 28,887,377 whose use was restricted due to the cross-border lease transactions entered into by the Group (Note 33). As at the same date, Vivo had tangible assets and financial applications given as guarantees for legal actions, which amounted to Euro 26,745,504 and Euro 7,603,307, respectively.

43. Statement of cash flows

(a)        The caption “Payments relating to indirect taxes and other” includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes” (Note 14), and also payments and collections of Value-Added Tax in Portugal.

(b)       The increase in payments related to income taxes is primarily explained by the full utilization of tax losses carryforward from Portugal Telecom’s tax consolidation group by the end of 2006, following which Portugal Telecom has paid income taxes in the first half of 2007 amounting to approximately Euro 85 million.

(c)          These captions include basically cash payments from new short term financial applications entered into and cash receipts from the short term applications matured. Net cash receipts amounting to Euro 646,806,884 and Euro 2,078,398,944 in the first half of 2007 and 2006, respectively, are mainly related with the movements occurred in loans obtained (Note 43.h). The decrease in net cash receipts resulting from short-term financial applications, is basically related to the reduction in net cash payments from loans repaid.

(d)         During the six-months periods ended 30 June 2007, cash receipts resulting from financial investments were as follows:

Banco Espírito Santo (Note 31)	110,318,600
TV Cabo Macau (Note 32)	3,108,957
Other	1,870,675
115,298,232

(e)          During the six-months periods ended 30 June 2007 and 2006, cash receipts resulting from dividends were as follows:

	2007	2006
Unitel	26,643,093	2,486,919
CTM	6,317,727	6,755,361
Banco Espírito Santo (Note 16)	2,632,000	1,344,000
Páginas Amarelas	2,421,835	2,274,570
Other	12,165	385,269
	38,026,820	13,246,119

(f)            In the first half of 2007, the caption “Cash receipts resulting from other investing activities” includes mainly Euro 94,477,028 related to the cash settlement of equity swaps over shares of PT Multimedia (Note 41) and Euro 31,247,010 related to the cash settlement of equity swaps over 48,810,043 own shares (Note16). In the first half of 2006, this caption includes primarily Euro 27,384,487 related to equity swaps over shares of PT Multimedia (Note 41).

(g)         During the six-months period ended 30 June 2006, payments resulting from financial investments were as follows:

Banco Espírito Santo (i)	19,320,000
Web-Lab (ii)	6,418,036
Mobitel (iii)	3,626,235
Other	5,126,786
34,491,057

(i)             This caption is related to PT’s share in the capital increase of Banco Espírito Santo occurred in the first half of 2006.

(ii)          This caption corresponds to the acquisition by Portugal Telecom of the remaining 10% stake in the share capital of Web-Lab from the former shareholders of this company. As a result, Portugal Telecom now has full control of this company.

(iii)       During 2006, PT Brasil acquired the remaining 4.26% stake in Mobitel. As a result, PT Brasil now owns 100% of Mobitel.

(h)         These captions are basically related to commercial paper and other bank loans which are regularly renewed.

In the first half of 2007, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 641,030,987, and are primarily related to the reduction in the level of usage of the short-term commercial paper programs from Euro 749,411,565 to Euro 239,848,676 (Note 34).

In the first half of 2006, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 1,709,088,359, and included primarily: (i) Euro 899,500,000 for the repayment of the notes issued by PT Finance on 21 February 2001; and (ii) Euro 500,000,000 related to the partial repayment of the Multicurrency Credit Facility entered into in 2003.

(i)             During the six-months periods ended 30 June 2007 and 2006, the Group payments regarding dividends were as follows:

	2007	2006
Portugal Telecom (Notes 21, 23 and 40)	516,506,816	526,402,838
MTC	5,513,324	—
Cabo Verde Telecom	4,869,879	3,898,829
Timor Telecom	896,046	—
Other	1,228,966	80,491
	529,015,031	530,382,158

(j)           During the six-months periods ended 30 June 2007 and 2006, the caption “Other payments resulting from financing activities” includes respectively Euro 19 million and Euro 53 million related to payments made by Vivo in connection with exchange rate derivatives contracted by Vivo.

44.  Related parties

a)  Associated companies and jointly controlled entities

Balances as at 30 June 2007 and 31 December 2006 and transactions occurred during the six months periods ended 30 June 2007 and 2006 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom Group) are as follows:

	Loans granted (Note 30)		Accounts receivable		Accounts payable
Company	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
Médi Télécom	68,590,690	68,106,243	11,735,865	11,182,595	883,498	2,187,396
Sportinveste Multimédia	35,318,668	35,318,668	184,870	68,094	—	—
Inesc (i)	3,292,066	3,292,066	564,422	502,718	9,198	—
Sport TV	—	12,500,000	—	3,262,598	—	8,786,037
Unitel (ii)	—	379,651	62,179,032	38,419,763	43,095	67,147
Multitel	—	73,212	3,204,174	3,312,295	34,891	356,141
Vivo	—	—	15,519,542	11,883,846	81,797	100,295
Páginas Amarelas	—	—	9,091,001	9,286,412	35,947,921	50,104,723
Caixanet	—	—	4,075,701	3,949,043	—	—
Fundação PT	—	—	4,373,734	3,357,638	51,275	—
Guiné Telecom	—	—	3,140,469	3,403,513	5,410,441	6,048,598
PT-ACS	—	—	1,875,658	1,795,715	1,568,682	4,647,135
Octal TV	—	—	326	421,888	81,307	7,533,309
Lisboa TV	—	—	53,329	101,841	—	6,045,831
Other companies	2,949,255	1,588,438	8,141,045	6,620,808	1,725,348	2,466,304
	110,150,679	121,258,278	124,139,168	97,568,767	45,837,453	88,342,916

(i)	Loans granted to this company were fully provided for.

(ii)	Accounts receivable from Unitel as at 30 June 2007 and 31 December 2006 include dividends receivable of Euro 48 million and Euro 26 million (Note 25), respectively.

	Costs		Revenues		Interest obtained
Company	2007	2006	2007	2006	2007	2006
Páginas Amarelas	28,793,607	33,960,220	1,170,967	1,110,493	—	—
PT-ACS	5,074,908	8,930,144	142,218	125,694	—	—
Médi Télécom	3,855,931	4,548,329	5,398,855	3,745,657	1,395,088	1,413,714
Unitel	3,742,174	3,952,627	6,777,850	6,041,966	13,159	—
Intelsat	603,955	523,106	—	—
Guiné Telecom	424,974	729,911	760,390	512,463	—	—
Sportinveste Multimédia	386,885	495,424	54,131	283,073	—	—
Caixanet	255,407	950	4,638,322	6,759,482	—	—
CTM	134,923	42,080	169,920	131,198	—	—
Vivo	—	—	26,838,849	24,502,337	—	—
Other companies	572,076	1,218,595	6,545,004	3,817,746	140,838	94,189
	43,844,840	54,401,386	52,496,506	47,030,109	1,549,085	1,507,903

The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

•                  Call center services rendered by Mobitel to Vivo;

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações’ telephone directories, as well as selling advertising space in the directories.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred during the first half of 2007 and balances as at 30 June 2007 between Portugal Telecom and its major shareholders are as follows:

			Interest
			obtained and	Accounts	Accounts
Company	Revenues	Costs	(paid)	receivable	payable
Caixa Geral de Depósitos Group	13,934,546	2,258,470	1,467,856	9,970,954	—
Visabeira Group	13,386,886	42,169,371	—	13,294,239	19,634,722
BESGroup	5,167,351	23,291,770	4,091,797	3,746,375	202,515
Barclays	9,933	8,349	(9,272,228)	158,013	—
Controlinveste	298	2,434,072	—	2,799,593	1,511,380
	32,499,014	70,162,032	(3,712,575)	29,969,174	21,348,617

The terms and contractual conditions in agreements entered by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica’s share capital and Telefónica to acquire up to 10% of Portugal Telecom’s share capital. As at 30 June 2007, Telefónica held 9.96% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

c) Other

During the six-months periods ended 30 June 2007 and 2006, the remuneration of Board Members and related committees, is as follows:

	2007		2006
	Fixed (i)	Variable (ii)	Fixed	Variable (iii)

Executive Committee	2,096,176	6,393,969	2,590,632	12,851,253
Non-executive board members	626,073	—	989,186	1,266,515
Supervisory Board	101,137	—	91,901	—
General Meeting	7,071	—	1,719	—
	2,830,457	6,393,969	3,673,438	14,117,768

(i)	These amounts are related to transactions for the six months ended 30 June 2007.

(ii)	These amounts were paid in the six months ended 30 June 2007 and are related to the full year 2006.

(iii)	These amounts were paid in the six months ended 30 June 2006 and are related to the full year 2005.

During the six-months periods ended 30 June 2007 and 2006, fixed remuneration of key employees of the PT Group management amounted to Euro 8,876,267 and Euro 8,303,171, respectively, and variable remuneration amounted to Euro 4,738,605 and Euro 4,165,509, respectively.

In addition to the above mentioned remunerations, Executive Board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions.

45. Litigation

45.1. Regulatory authorities

a) Claims for municipal taxes and fees

Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession. The Portuguese government has advised Portugal Telecom it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

In 1999, the municipality of Oporto filed a lawsuit claiming the repayment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favor of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal is pending before the Administrative Central Court.

If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years. Since the statute of limitations for such claims has expired, Portugal Telecom do not expect that any further claims will be made against PT Comunicações, but PT cannot be certain about this.

Law 5/2004 of 10 February 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute.

b) Regulatory Proceedings

PT Group companies are regularly involved in regulatory inquiries and investigations involving their operations. In addition, ANACOM, the European Commission, and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to (i) PT.com (this complaint was formerly against Telepac, which merged with PT.com in

December 2004) and TV Cabo regarding alleged anti-competitive practices in the broadband Internet market; (ii) TV Cabo and Sport TV by TV TEL, a cable TV company operating in the Oporto area, for alleged refusal to supply advertising space; and (iii) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a “statement of objections”, alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised “statement of objections” on this matter. PT Comunicações has responded to those “statement of objections” and does not believe it has violated applicable law and regulations. However, on 1 August 2007, the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 30 August 2007. This appeal suspends the decision of Autoridade da Concorrência.

In September 2005, the Autoridade da Concorrência brought allegations against PT Multimedia and TV Cabo for practices allegedly in violation of Article 4 of Law 18/2003 (the Portuguese Competition Law) following the execution in 2000 of a partnership agreement among PT Multimédia, TV Cabo and SIC - Sociedade Independente de Comunicação, S.A. (“SIC”) in connection with SIC’s acquisition of Lisboa TV-Informacão e Multimédia, SA. PT Multimedia and TV Cabo contested the allegations by the Portuguese competition authority. However, in August 2006, the Autoridade da Concorrência imposed a fine of Euro 2.5 million on PT Multimedia. PT Multimedia and TV Cabo appealed to the Commerce Court of Lisbon on 8 September 2006. This appeal suspended the decision of the Portuguese competition authority. On 14 August 2007, PTM was notified of the Commerce Court’s decision within the appeal procedure. According to the said decision, the Commerce Court declared the limitation of action of the decision of the Autoridade da Concorrência in what concerned the first option clause of the Partnership Agreement, having also declared that the entire proceeding was null and void, and therefore that the Autoridade da Concorrência should reinitiate a new proceeding solely in respect of the exclusivity clause.

In April 2007, the Autoridade da Concorrência acused PT Comunicações of alleged abuse of dominant position for granting dicriminatory discounts on lease lines. In response to this acusation, PT Comunicações contested the alleged by the Autoridade da Concorrência. PT Comunicações is permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Courts. The appeal suspends the decision of the Autoridade da Concorrência.

On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with our provision of both cable television and fixed line services, respectively, through our subsidiaries, PT Multimedia and PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations-a so-called “structural remedy”. However, on 2 February 2006 the Commission responded that the complaint should be addressed by the Portuguese Autoridade da Concorrência. To Portugal Telecom knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência.

Sonaecom has also submitted a complaint to the European Commission alleging illegal “state aid” in connection with the Portuguese government’s sale of the basic telecommunications network to PT Comunicações in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted “state aid”. Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal taxes from 1995 until such exemption was revoked by Law 5/2004 of 10 February 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal “state aid” which harmed both new operators and the municipalities. Portugal Telecom have not received information from the European Commission or the Portuguese authorities regarding this complaint.

In April 2006, the European Commission sent a formal request to the Portuguese government to abandon the special rights it holds as the sole owner of Portugal Telecom’s Class A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of the Class A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. Should the Portuguese authorities not take satisfactory steps to remedy the alleged infringement of EU law, the European Commission may decide to refer the case to the European Court of Justice.

c) Other Legal Proceedings

On 23 April 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of 21 February 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM’s administrative decision was issued in contravention of Portuguese and EU law. If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of 1 March 2001.

In April 2003, TVI-Televisão Independente, SA, or TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network, and that it made this decision on the basis of the prices of the publicly-owned backbone network. TVI argues that when PT Comunicações subsequently took control over that network and became the provider of that network for carriage of television signals, PT Comunicações lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases are alleged to have been made under the Pricing Convention entered into by Portugal Telecom with the Portuguese State and the Portuguese telecommunications regulator in 1997, which regulated our network prices.

TVI is claiming an amount of about Euro 64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. PT Comunicações strongly disagrees with TVI’s claims. On 20 June 2003, PT Comunicações submitted its response to TVI’s claim, arguing that (i) the statute of limitations on TVI’s claim for compensation has run because the claim relates to events that occurred more that ten years ago, (ii) the decrease in prices charged by PT Comunicações for the use of the publicly-owned backbone network did not violate Portuguese law because it does not require that the prices charged for use of such network remain unchanged; and (iii) TVI’s claim for damages and losses is neither legally nor factually sustainable. The Portuguese State has also submitted its response to TVI’s claim, and PT Comunicações is currently waiting for the Lisbon Administrative Court to set a date for the preliminary hearing.

In September 2003, HLC - Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC - Engenharia e Gestão de Projectos, SA (collectively, “HLC”) filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated by Euro 15 million. HLC is arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PT Comunicações’ leased line services and that these actions caused HLC to go bankrupt, injured HLC’s image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC’s losses. PT Comunicações disagrees with HLC’s claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. PT Comunicações is now waiting for the court to set a date for the final hearing.

In March 2004, TV TEL Grande Porto - Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP-TV Cabo Portugal, S.A, a PT Group company and a direct competitor of TV TEL.

TV TEL is claiming an amount of approximately Euro 15 million from PT for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy, and (3) TV TEL’s claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and PT Comunicações expects that a date for a trial will be set in the near future.

45.2. Other claims and legal actions

Proceedings with probable losses

As at 30 June 2007 and 31 December 2006, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 38), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

	30 Jun 2007	31 Dec 2006

Civil claims	42,298,625	34,589,283
Labor claims	22,249,081	15,915,554
Other	3,743,506	1,882,105
	68,291,212	52,386,942

Proceedings with possible losses

As at 30 June 2007 and 31 December 2006, there were several claims and legal actions against certain subsidiaries of the Group, whose settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

	30 Jun 2007	31 Dec 2006

Civil claims	163,651,735	155,603,666
Labor claims	25,656,354	21,521,774
Other (i)	493,372,666	396,550,612
	682,680,755	573,676,052

(i)    This caption includes Euro 397,843,036 related to PT’s 50% share in possible contingencies at Vivo, which are primarily related to tax issues, including income taxes and other indirect taxes, and an amount of Euro 72 million related to possible tax contingencies at companies operating in Portugal.

46. Recent accounting pronouncements

The Standards and Interpretations recently issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective and with potencial impact on the financial statements of Portugal Telecom, are as follows:

Presentation of financial statements

On 6 September 2007, the IASB issued a revised IAS 1 “Presentation of financial statements”, whose main change from the previous version is to require that an entity must present all non-owner changes in equity (that is “comprehensive income”) either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Comprehensive income for a period includes profit and loss plus other comprehensive income recognised in that period, whose components in the case of Portugal Telecom include primarily actuarial gains and losses, currency translation adjustments, gains and losses on remeasuring available-for-sale financial assets and the effective portion of gains and losses on hedging instruments in a cash flow hedge. Revised IAS 1 also changes the titles of financial statements (a) from “balance sheet” to “statement of financial position”, (b) from “income statement” to “statement of comprehensive income” and (c) from cash flow statement” to “statement of cash flows”. The revised version of this standard is effective for annual periods beginning on or after 1 January 2009.

Customer loyalty programmes

On 28 June 2007, the IFRIC issued IFRIC 13 “Customer loyalty programmes”, which addresses accounting for loyalty award credits granted by entities to their customers who buy goods or services. In accordance with this interpretation, an entity shall allocate some of the proceeds of the sale to the award credits as a liability, representing its obligation to provide those awards. The amount of proceeds allocated to the award credits is measured by reference to their fair value, that is, the amount for which the award credits could have been sold separately. The entity shall recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008, although earlier application is permitted. Portugal Telecom is currently accessing the impact of this interpretation.

Defined benefit assets and minimum funding requirements

On 5 July 2007, the IFRIC issued IFRIC 14 “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, which provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognised as an asset. It also explains how the pensions asset or liability may be affected when there is a statutory or contractual minimum funding requirement. The Interpretation will standardise practice and ensure that entities recognise an asset in relation to a surplus on a consistent basis. No additional liability need to be recognised by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is likely to have the most impact in countries that have a minimum funding requirement and where there are restrictions on a company’s ability to get refunds or reduce contributions which is not the case of Portugal Telecom. The Interpretation is mandatory for annual periods beginning on or after 1 January 2008, although earlier application is permitted.

Borrowing costs

On 29 March 2007, the IASB issued a revised IAS 23 “Borrowing costs”, whose main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets. The revised version of this standard is applicable only for assets for which the commencement date for capitalisation is on or after 1 January 2009, although earlier application is permitted. Portugal Telecom doesn’t estimate a material impact on its future consolidated financial statements.

47. Subsequent events

On 2 August 2007, the Autoridade da Concorrência sanctioned PT Comunicações for alleged abuse of dominant position by refusing to provide access to its ducts and applied a fine of Euro 38 million. PT regrets that this was the outcome of the investigation conducted since July 2003 by the Autoridade da Concorrência, and considers the censure to be unfounded and unfair. Supported by legal opinions, PT has decided not to provide for this contingency, and considers that the outcome of this matter will be ultimately favourable for PT.

On 3 August 2007, Vivo Participações, SA has signed a stock purchase agreement with Telpart Participações S.A. (“Telpart”) to acquire control of Telemig Celular Participações S.A. (“Telemig Celular Participações”) and Tele Norte Celular Participações S.A. (“Tele Norte Celular Participações”) comprised of 22.72% and 19.34% of total capital, respectively, for an aggregate amount of R$ 1.2 billion, subject to certain price adjustments. In addition, Vivo will acquire from Telpart certain subscription rights for R$ 87 million. The conclusion of the transaction is subject to ANATEL (the Brazilian telecom regulator) approval and ratification by general shareholders meetings of Vivo and Telpart, among other customary closing conditions.

In August 2007, Portugal Telecom established a strategic partnership with Helios Investors LP (“Helios”), a fund advised by Helios Investment Partners LLP, for the sub-Saharan telecommunications market. Under the terms of the agreement, Helios initially acquired, for a total consideration of Euro 125 million, a 22% stake in PT África, B.V. (“África PT”), the holding company that will aggregate all of PT’s current interests in sub-Saharan Africa. Portugal Telecom has also subscribed a financing facility issued by África PT amounting to USD 450 million.

On 28 August 2007, PT Finance issued a Euro 750 million exchangeable bond due 2014 to Portuguese and international institutional investors: These are exchangeable for ordinary shares of Portugal Telecom at an exchange price of Euro 13.9859 and carry a coupon of 4.125% per annum.

EXHIBIT

a.                     Subsidiary companies

b.                     Associated companies

c.                     Companies consolidated using the proportional method

I. Subsidiaries

The following companies were included in the consolidation as at 30 June 2007 and 31 December 2006.

Subsidiaries located in Portugal:

			Percentage of ownership
	Head		Jun 2007		Dec 2006
Company	office	Activity	Direct	Effective	Effective

Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.

Cabo TV Açoreana, SA	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	48.98%	48.98%

Cabo TV Madeirense, SA	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (71.74%)	41.92%	41.92%

DCSI - Dados, Computadores e Soluções Informáticas, Lda.	Lisbon	Provision of IT systems and services.	PT Comunicações (100%)	100.00%	100.00%

Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)	Lisbon	Publication of telephone directories and operation of related data bases.	PT Ventures (100%)	100.00%	100.00%

Empracine - Empresa Promotora de Actividades Cinematográficas, Lda.	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	58.36%	58.36%

Empresa de Recreios Artísticos, Lda. (“ERA”) (a)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) PT Multimedia (4.03%)	53.65%	53.65%

Grafilme - Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (50%)	32,46%	32,46%

Infonet Portugal - Serviços de Valor Acrescentado, Lda	Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%

Janela Digital - Informativo e Telecomunicações, Lda (“Janela Digital”) (a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT.com (50%)	50.00%	50.00%

Lusomundo Audiovisuais, SA	Lisbon	Import, commercialization, distribution and production of audiovisual products.	PT Multimedia (100%)	58.43%	58.43%

Lusomundo Cinemas, SA	Lisbon	Cinema exhibition.	PT Multimedia (100%)	58.43%	58.43%

Lusomundo Editores, SA	Lisbon	Movies distribution.	PT Multimedia (100%)	58.43%	58.43%

			Percentage of ownership
	Head		Jun 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

Lusomundo - Sociedade Investimentos Imobiliários, SGPS, SA (“Lusomundo SII”)	Lisbon	Management of Real Estate.	PT Multimedia (99.87%)	58.36%	58.36%

Lusomundo Imobiliária 2, SA	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	58.24%	58.24%

Motormédia - Comércio, Publicidade e Serviços Multimedia, SA (a)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialization of a site dedicated to the car sector.	PT.com (100%)	100.00%	100.00%

Portugal Telecom Inovação, SA (“PT Inovação”)	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%

Previsão - Sociedade Gestora de Fundos de Pensões, SA (“Previsão”)	Lisbon	Pension fund management.	Portugal Telecom (78.12%)	78.12%	78.12%

PT Acessos de Internet Wi-Fi, SA	Lisbon	Provides wireless Internet access services.	Portugal Telecom (100%)	100.00%	100.00%

PT Centro Corporativo, SA	Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%

PT Comunicações, SA (“PT Comunicações”)	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%

PT Compras - Serviços de Consultoria e Negociação, SA	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%

PT Contact - Telemarketing e Serviços de Informação, SA (“PT Contact”)	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%

PT Conteúdos - Actividade de Televisão e de Produção de Conteúdos, SA (former TV Cabo Audiovisuais)	Lisbon	Production and sale of television programs and advertising management.	PT Televisão por Cabo (100%)	58.43%	58.43%

PT Corporate	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	Portugal Telecom (100%)	100.00%	100.00%

PT Investimentos Internacionais, SA (“PT II”)	Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%

PT Meios - Serviços de Publicidade e Marketing, SA	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100.00%	100.00%

PT Móveis, SGPS, SA (“PT Móveis”)	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%

PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, SA	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (58.43%)	58.43%	58.43%

			Percentage of Ownership
					Dec
	Head		Jun 2007		2006
Company	Office	Activity	Direct	Effective	Effective

PT Multimédia - Serviços de Apoio à Gestão , SA	Lisbon	Providing management support services.	PT Multimedia (100%)	58.43%	58.43%

PT Portugal, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%

PT Prestações Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”)	Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%

PT Prime - Soluções	Lisbon	Provision of development and	Portugal	100.00%	100.00%

Empresariais de Telecomunicações e Sistemas, SA		consultancy services in the areas of electronic commerce, contents and information technology.	Telecom (100%)

PT Prime Tradecom - Soluções Empresariais de Comércio Electrónico, SA (“Tradecom”)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (66%)	66.00%	66.00%

PT Pro, Serviços Administrativos e de Gestão Partilhados, SA	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%

PT Rede Fixa, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%

PT Sistemas de Informação, SA (“PT SI”)	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%) TMN (0.1%)	100.00%	100.00%

PT Televisão por Cabo, SGPS, SA	Lisboa	Management of investments in television by cable market.	PT Multimedia (100%)	58.43%	58.43%

PT Ventures, SGPS, SA (“PT Ventures”)	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%

PT.com - Comunicações Interactivas, SA	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	Portugal Telecom (100%)	100.00%	100.00%

PT Imobiliária, SA	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%

Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, SA (a)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%

Telemática - Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%

			Percentage of Ownership
					Dec
	Head		Jun 2007		2006
Company	Office	Activity	Direct	Effective	Effective

TMN - Telecomunicações Móveis Nacionais, SA	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Portugal (100%)	100.00%	100.00%

TPT - Telecomunicações Públicas de Timor, SA (“TPT”)	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Ventures (75.16%) PT Ásia (0.98%)	76.14%	76.14%

TV Cabo Portugal, SA	Lisbon	Distribution of television by cable, conception, realization, production and broadcasting of television programs, operation of telecommunications services.	PT Televisão por Cabo (100%)	58.43%	58.43%

Web-Lab, SGPS, SA	Lisbon	Managemnt of investments.	Portugal Telecom (100%)	100.00%	90.00%

(a)     These companies were consolidated by the equity method in the first half of 2007.

Subsidiaries located in Brazil:

			Percentage of Ownership
					Dec
	Head		Jun 2007		2006
Company	Office	Activity	Direct	Effective	Effective

Mobitel, SA	São Paulo	Call center services.	PT Brazil (100%)	100.00%	100.00%

Portugal Telecom Brazil, SA (“PT Brazil”)	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%

Portugal Telecom Inovação Brazil, Ltda.	São Paulo	Development of information technologies and telecommunications services.	PT Inovação(100%)	100.00%	100.00%

PT Multimedia.com Brazil, Ltda. (“PTM.com Brazil”)	São Paulo	Management of investments.	PT Brazil (100%)	100.00%	100.00%

PT Multimedia.com Participações, SA (a)	São Paulo	Management of investments.	PT.Com (100%)	100.00%	100.00%

Techlab - Electrónico, Lda. (b)	São Paulo	Provision of mobile aeronautical services.	—	—	100.00%

(a)     These companies were consolidated by the equity method in the first half of 2007.

(b)    This company was liquidated during the first half of 2007.

Subsidiaries located in Africa:

			Percentage of Ownership
					Dec
	Head		Jun 2007		2006
Company	Office	Activity	Direct	Effective	Effective

Cabo Verde Móvel	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	40.00%	40.00%

Cabo Verde Multimédia	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	40.00%	40.00%

Cabo Verde Telecom	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%

Contact Cabo Verde - Telemarketing e Serviços de Informação, SA	Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%

CST - Companhia Santomense de Telecomunicações, SARL.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	PT Comunicações (51%)	51.00%	51.00%

Directel Cabo Verde - Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	76.00%	76.00%

Directel Uganda - Telephone Directories, Limited (a)	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%

Elta - Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%

Guinetel, S.A. (a)	Bissau	Provision of public telecommunications services.	PT II (55%)	55,00%	55,00%

Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	60.00%	60.00%

LTM - Listas Telefónicas de	Maputo	Management, editing, operation and	Directel (50%)	50.00%	50.00%

Moçambique, Lda.		commercialization of listings of subscribers and classified telecommunications directories.

Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (100.00%)	58.43%	58.43%

Mobile Telecommunications Limited	Namíbia	Mobile cellular services operator	Portugal África BV (34%)	34.00%	34.00%

(a)          These companies were consolidated by the equity method in the first half of 2007.

Other subsidiaries:

			Percentage of Ownership
					Dec
	Head		Jun 2007		2006
Company	Office	Activity	Direct	Effective	Effective

Archways (a)	Beijing	Remote access services.	China Pathway Logistics BV (70%)	46.20%	46.20%

Canal 20 TV, SA	Madrid	Distribution of TV products.	PT Multimedia (50%)	29.22%	29.22%

China Pathway Logistics BV	Amsterdam	Management of investments.	PT Ventures (66,66%)	66.00%	66.00%

Directel Macau - Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases in Macau.	Directel (75%) PT Ásia (5%)	80.00%	80.00%

Lea Louise BV (b)	Amsterdam	Management of investments.	—	—	100.00%

Lusomundo España, SL (“Lusomundo Espana”)	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	58.43%	58.43%

Portugal África BV	Amsterdam	Management of investments	PT Ventures (100%)	100.00%	100.00%

Portugal Telecom Ásia, Lda. (“PT Ásia”)	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%

Portugal Telecom Europa, S.P.R.L. (“PT Europa”) (c)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%

Portugal Telecom Internacional Finance B.V	Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%

Timor Telecom, SA	Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%

TV Cabo Macau, SA (d)	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau.	—	—	87.49%

(a)   This company was fully consolidated for the first time in the first half of 2007. As at 31 December 2006, this company was accounted for by the equity method.

(b)   During the first half of 2007, PT Ventures has disposed 90% of its investement in this company.

(c)   These companies were consolidated by the equity method in the first half of 2007.

(d)   This company was disposed of in the first half of 2007.

II. Associated companies

The associated companies as at 30 June 2007 and 31 December 2006 are as detailed below.

Associated companies located in Portugal:

			Percentage of ownership
					Dec
	Head		Jun 2007		2006
Company	Office	Activity	Direct	Effective	Effective

BEST - Banco Electrónico de Serviços Total, SA (“Banco Best”)	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%

Distodo - Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Audiovisuais (50%)	29.22%	29.22%

Entigere - Entidade Gestora Rede Multiserviços, Lda.	Lisbon	Networks management.	PT Ventures (29%)	29.00%	29.00%

INESC - Instituto de Engenharia de Sistemas e Computadores, SA	Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%) PT Comunicações (9.53%)	35.89%	35.89%

Lisboa TV - Informação e Multimedia, SA	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40%)	23.37%	23.37%

Multicert - Serviços de Certificação Electrónica, SA	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%

Octal TV, SA.	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimedia (20%)	11.69%	11.69%

Páginas Amarelas, SA (“Páginas Amarelas”)	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	25.00%

Siresp - Gestão de Rede Digitais de Segurança e Emergência, SA	Lisbon	Networks management.	PT Ventures (30.55%)	30.55%	15.27%

SGPICE - Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%) PT Multimedia (11.11%) Portugal Telecom (11.11%)	28.72%	28.72%

Socofil - Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda.	Lisbon	Distribution, exhibition, import and export of audiovisual products.	PT Multimedia (45.00%)	26.29%	26.29%

Sportinvest Multimédia, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%

Tele Larm Portugal - Transmissão de Sinais, SA	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%

TV Lab - Serviços e Equipamentos Interactivos, SA	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%

Wisdown Tele Vision - Serviços e Produtos de Televisão, Lda	Lisbon	Development of services and products related to new technology in the TV market	PT .com(50%)	50.00%	50.00%

Associated companies located in Africa:

			Percentage of ownership
					Dec
	Head		Jun 2007		2006
Company	Office	Activity	Direct	Effective	Effective

Guiné Telecom - Companhia de Telecomunicações da Guiné-Bissau, S.A.SAR.L.	Bissau	Provision of public telecommunications services.	PT Comunicações (40.14%)	40.14%	40.14%

Médi Télécom	Casablanca	Provision of mobile services in Morocco.	PT Móveis (32.18%)	32.18%	32.18%

Multitel - Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (35%)	35.00%	35.00%

Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%

Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00%	25.00%

Other associated companies:

			Percentage of ownership
					Dec
	Head		Jun 2007		2006
Company	Office	Activity	Direct	Effective	Effective

CTM - Companhia de Telecomunicações de Macau, SAR.L.	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%

Hungaro Digitel KFT	Budapest	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%

Lea Louise BV (a)	Amsterdam	Management of investments.	PT Ventures (10%)	10.00%	—

Telesat - Satellite Communications, Limited (b)	Macau	Operation of land based satellite stations, commercialization of private telecommunications network services.	—	—	22.22%

UOL, Inc.	São Paulo	Provides Internet services and produces Internet contents.	PT SGPS(22.17.%) PT Brazil (6.83%)	29.00%	29.00%

(a)          Portugal Telecom had 100% of this company as at 31 December 2006 and during the first half of 2007 disposed of 90% of its investement.

(b)         This company was disposed of during the first half of 2007.

III. Companies consolidated using the proportional method

Companies consolidated using the proportional method located in Brazil:

			Percentage of ownership
					Dec
	Head		Jun 2007		2006
Company	Office	Activity	Direct	Effective	Effective

Avista	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Vivo, SA (a)	Curitiba	Mobile cellular services operator.	Vivo Participações (100%)	31.38%	31.38%

Portelcom Participações, SA (“Portelcom”)	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brazil (39.85%)	50.00%	50.00%

Ptelecom Brazil, SA (“Ptelecom”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Sudeste Celular Participações, SA (“Sudeste Celularl”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Tagilo Participações, Lda. (“Tagilo”)	São Paulo	Management of investments.	Brasilcel (100.%)	50.00%	50.00%

TBS Celular Participações, SA (“TBS”)	São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular (22.99)	48.13%	48.13%

Vivo Participações, SA (“Vivo Participações”) (a)	São Paulo	Management of investments.	Brasilcel (40.85%) Portelcom (4.68%) Sudestecel (6.22%) TBS (4.87%) Avista (3.91%) Tagilo (2.41%)	31.38%	31.38%

(a)     As at 30 June 2007, the voting rights in Vivo Participações are 44.43%.

Companies consolidated using the proportional method located in other countries:

			Percentage of ownership
	Head		Jun 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

Brasilcel, N.V. (“Brasilcel”)	Amsterdam	Management of investments.	PT Móveis (50.00%)	50.00%	50.00%

Sport TV Portugal, SA	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (50%)	29.22%	29.22%

Report and Opinion of the Audit Committee

REPORT AND OPINION OF THE AUDIT COMMITTEE

1 - Introduction

Pursuant to the terms and for the purposes of paragraph g) of article 423-F of the Portuguese Companies Code and of article 28 of the Articles of Association, as applicable, the Audit Committee of Portugal Telecom, SGPS, S.A. hereby gives its opinion on the individual and consolidated reports and accounts concerning the first half of 2007.

2 - Supervision activities

The Audit Committee, within its powers, has taken several supervision actions in order to assess the quality and completeness of the financial information reported in the Company’s accounts.

The Committee met with the people responsible for the preparation of (i) the individual and consolidated reports and accounts, and (ii) the accounts of the main subsidiaries; (iii) with the external auditors and (iv) with the statutory auditor, and it has analysed the main issues raised at the closing of the accounts and in the preparation of the reports. Additionally, the Audit Committee discussed the terms under which the Report of the Statutory Auditor and the Audit Reports on said individual and consolidated financial statements would be issued, upon their approval by the Board of Directors and once such reports are issued by the Statutory Auditor and External Auditors. The Statutory Auditor and the External Auditors will not make any reserve to the individual and consolidated Reports and Accounts concerning the first half of 2007.

3 - Opinion on the reports and accounts concerning the first half of 2007

In light of the foregoing, it is the Audit Committee’s opinion that the individual and consolidated Management Reports and financial statements concerning the first half of 2007, which include the individual and consolidated balance sheets, the individual and consolidated results, the individual and consolidated cash-flows and the report of the changes in shareholders’ equity  and the corresponding exhibits concerning such first half year, are in accordance with the applicable legal and statutory accounting rules and therefore recommends their approval.

Lisbon, 19 September 2007

THE CHAIRMAN

(João Manuel de Mello Franco)

THE MEMBERS OF THE AUDIT COMMITTEE

(Thomaz Paes de Vasconcellos)

(José Guilherme Xavier de Basto)

Independent auditors’ report

AUDITORS’ REPORT PREPARED BY REGISTERED AUDITOR AT CMVM ON THE

CONSOLIDATED FINANCIAL INFORMATION FOR THE PERIOD ENDED 30 JUNE 2007

(Translation of a report originally issued in Portuguese)

Introduction

1.                   For the purposes of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information included in the Board of Directors’ Report and the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) and its subsidiaries for the six month period ended 30 June 2007, which comprise the consolidated balance sheet that presents a total of 13,468,873,401 Euros and shareholders’ equity of 2,888,721,971 Euros, including a net profit attributable to shareholders of the Company of 429,084,610 Euros, the consolidated statements of profit and loss by nature, of cash flows and of recognised income and expenses for the six month period then ended and the corresponding notes.

Responsibilities

2.                   The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the group of companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows and the consolidated statement of recognised income and expenses; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3.                   Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4.                   Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the consolidated Board of Directors’ Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.                   In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and its subsidiaries as of 30 June 2007 and the consolidated results of its operations, its consolidated cash flows and its recognised income and expenses for the six month period then ended, in conformity with International Financial Reporting Standards as adopted in the European Union and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Lisbon, 24 September 2007

DELOITTE & ASSOCIADOS, SROC S.A.
Represented by Manuel Maria Reis Boto

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortisation and sales of equipment per average number of users in the period.

CDMA	Code Division Multiple Access. Wireless interface technology for mobile networks based on spectral spreading of the radio signal and channel division by code domain.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

EBITDA	EBITDA = income from operations + depreciation and amortisation.

EBITDA margin	EBITDA Margin= EBITDA / operating revenues.

Euronext Lisbon or Eurolist by Euronext	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid - payments related with PRB - income taxes paid +/- dividends paid/received +/- other cash movements.

GAAP	Generally Accepted Accounting Principles.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

Goodwill	Goodwill is the excess amount that results if an acquisition cost is higher than the book value of the acquired company.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman and CEO	Executive vice-presidents	Non-executive officers
Henrique Granadeiro	Zeinal Bava	António Viana-Baptista
	Rodrigo Costa	Fernando Abril-Martorell
	Executive officers	Joaquim Goes
	Luís Pacheco de Melo	Amílcar de Morais Pires
	João Pedro Baptista	Jorge Tomé
	António Caria	Armando Vara
	Rui Pedro Soares	Franquelim Alves
Nuno de Almeida e Vasconcellos
João Mello Franco
Thomaz Paes de Vasconcellos
Luís de Azevedo Coutinho
Gerald McGowan
Fernando Soares Carneiro
Francisco Pereira Soares
Rafael Mora Funes
José Xavier de Bastos

Key figures

Financial data by business segment	Euro million

	Wireline		TMN		Vivo		Other
	1H07	1H06	1H07	1H06	1H07	1H06	1H07	1H06
Operating revenues	992.9	1,053.5	728.1	719.9	1,140.3	1,014.4	94.4	17.9
EBITDA	506.0	486.9	327.4	318.8	274.7	197.6	38.7	(7.7)
EBITDA margin (%)	51.0	46.2	45.0	44.3	24.1	19.5	n.m.	n.m.
Capex	104.7	99.6	71.0	51.5	105.2	114.6	26.0	15.3
EBITDA minus Capex	401.3	387.3	256.5	267.3	169.5	83.0	12.7	(23.0)
Capex as % of revenues (%)	10.5	9.5	9.7	7.2	9.2	11.3	n.m.	n.m.

Consolidated financial data	Euro million

	1H07	1H06	y.o.y
Operating revenues	2,955.8	2,805.7	5.4%
EBITDA	1,146.8	995.6	15.2%
Income from operations	606.2	438.4	38.3%
Net income	429.1	401.5	6.9%

Total assets	13,468.9	13,495.7	(0.2)%
Net debt	4,280.4	4,380.5	(2.3)%
Total shareholders’ equity	2,888.7	2,503.3	15.4%
Share capital	33.9	1,467.5	(97.7)%
Gearing (%)	59.7	63.6	(3.9	)pp

EBITDA margin (%)	38.8	35.5	3.3	pp
Net debt / EBITDA (x)	2.3	2.9	(0.7	)x
EBITDA / net interest (x)	12.6	9.0	3.6	x

Capex	306.8	281.0	9.2%
Capex as % of revenues (%)	10.4	10.0	0.4	pp
EBITDA minus Capex	840.0	714.6	17.6%
Operating free cash flow	621.4	633.8	(2.0)%

Total group employees	31,224	30,183	3.4%
Domestic market	11,084	11,853	(6.5)%
International market	20,140	18,330	9.9%

Operating figures

Customer base (‘000)

	1H07	1H06	y.o.y
Wireline	4,342	4,433	(2.0)%
Mobile	36,054	33,887	6.4%
Broadband (ADSL retail)	715	636	12.5%

Wireline

	1H07	1H06	y.o.y
Main accesses (‘000)	4,342	4,433	(2.0)%
Retail accesses	3,861	4,209	(8.3)%
PSTN/ISDN	3,146	3,573	(12.0)%
Traffic-generating lines	2,833	2,992	(5.3)%
Carrier pre-selection	313	581	(46.1)%
ADSL retail	715	636	12.5%
Wholesale accesses	481	224	114.9%
Unbundled local loops	244	146	67.7%
Wholesale line rental	173	20	n.m.
ADSL wholesale	64	59	8.8%
Net additions (‘000)	(62)	(45)	36.8%
Retail accesses	(141)	(146)	(3.6)%
PSTN/ISDN	(171)	(196)	(13.2)%
Traffic-generating lines	(76)	(202)	(62.5)%
Carrier pre-selection	(95)	6	n.m.
ADSL retail	30	51	(40.6)%
Wholesale accesses	79	101	(21.8)%
Unbundled local loops	48	74	(34.2)%
Wholesale line rental	31	20	57.1%
ADSL wholesale	(1)	7	n.m.
Pricing plans (‘000)	4,220	2,283	84.9%
ARPU (Euro)	30.2	30.0	0.7%
Subscription and voice	24.3	25.0	(2.8)%
Data	5.8	4.9	18.5%
Total traffic (10[6] minutes)	6,364	6,884	(7.6)%
Retail traffic	2,659	2,872	(7.4)%
Wholesale traffic	3,705	4,012	(7.7)%
Employees	6,979	7,723	(9.6)%
Fixed lines per employee	622	574	8.4%

Domestic mobile – TMN

	1H07	1H06	y.o.y
Customers (‘000)	5,814	5,362	8.4%
Net additions (‘000)	110	50	121.3%
MOU (minutes)	118	119	(0.6)%
ARPU (Euro)	19.4	20.7	(6.3)%
Customer	15.5	16.3	(4.9)%
Interconnection	3.5	3.9	(11.0)%
Roamers	0.4	0.5	(15.7)%
Data as % of service revenues (%)	14.1	12.6	1.6	pp
SARC (Euro)	51.7	57.4	(9.8)%

Brazilian mobile – Vivo

	1H07	1H06	y.o.y
Customers (‘000)	30,241	28,525	6.0%
Net additions (‘000)	1,187	(1,280)	n.m.
MOU (minutes)	76	68	12.2%
ARPU (R$)	29.9	24.7	21.0%
Customer	16.8	15.1	10.8%
Interconnection	13.2	9.6	37.2%
Data as % of service revenues (%)	7.5	7.4	0.1	pp
SARC (R$)	109.5	137.9	(20.6)%

Additional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share.

The company’s share capital, as at 30 June 2007, comprised 1,128,856,500 shares with a par value of 3 cents each, with 1,128,856,000 shares listed on the Euronext and the New York Stock Exchange. There were 48,604,229 ADRs registered on the same date, representing 4.3% of PT’s total share capital.

Stock market data

	1H07	1H06
As at 30 June
Share capital (Euro)	33,865,695	1,467,513,450
Number of shares	1,128,856,500	1,128,856,500
Price (Euro)	10.23	9.44
Market capitalisation (Euro million)	11,548	10,656

Price / transactions
High (Euro)	10.65	10.44
Low (Euro)	9.50	8.04
Volume (million of shares)	812	810
Traded Value (Euro million)	8,441	7,850
% of total traded volume (Eurolist by Euronext)	16.3%	25,6%

Performance
Portugal Telecom	8.4%	10.4%
PSI-20	40.8%	10.3%
DJ Stoxx Telecom Europe	30.4%	(5.0)%

Financial timetable 2007

8 February

Full year results 2006 (unaudited)

2 March

General Shareholders’ Meeting

27 April

Annual General Shareholders’ Meeting

10 May

First quarter results 2007

22 June

General Shareholders’ Meeting

29 June

Form 20-F filing with the SEC

7 August

First half results 2007

8 November

First nine months results 2007

Contacts

Investor relations

Nuno Prego

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.prego@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 October, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.